SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
212 839 5300
212 839 5599 FAX

azarchan@sidley.com
(212) 839-8656

File Number 82-5126

December 19, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126</u>

Ladies and Gentlemen:

Pursuant to the requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

A. an Italian version of the Semi-Annual Consolidated Report as of June 30, 2006;

B. an English version of the Press Release, dated September 11, 2006, regarding the approval by the Board of Directors of the Semi-Annual Consolidated Report as of June 30, 2006;

C. an Italian version of the Quarterly Consolidated Report as of September 30, 2006;

D. an English version of the Press Release, issued November 13, 2006, regarding the approval by the Board of Directors of the Quarterly Consolidated Report as of September 30, 2006;

E. an English version of the Press Release, dated December 1, 2006, regarding the Company's reaffirmation that it has no intention to sell its shareholding in Findomestic Banca;

Dlw 12/21

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Aryeh H. Zarchan

Enclosures

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

Avv. Alessandra Guercia
VBL - Varrenti Avvocati Associati
(without enclosures)

BANCA CR FIRENZE

Press release

BOARD APPROVES 2006 INTERIM REPORT

- **CONSOLIDATED NET INCOME of Euro 89 million, an increase of 18.7%** on the Euro 75 million recorded in the first half of 2005[1]
    - **Gross total income of Euro 488 million, up by 6.3%** on the Euro 459 million recorded in the first half of 2005
    - **Operating costs of Euro 288 million, down by 1.0%** on the Euro 291 million recorded in the first half of 2005
    - **Net operating income of Euro 185 million, up by 22.5%** on the Euro 151 million recorded in the first half of 2005
    - **Profit before tax of Euro 162 million, up by 25.6%** on the Euro 129 million recorded in the first half of 2005
- **ROE[2] of 13.6%** (12.9% in the first half of 2005)
- **COST / INCOME ratio[3] of 59.0%** (63.4% in the first half of 2005)

The Board of Directors of Banca CR Firenze Spa, chaired by Aureliano Benedetti, today approved the 2006 consolidated semi-annual report presented by Lino Moscatelli, Managing Director.

The results confirm the growth and efficiency indicators that emerged in the first quarter of the year: ROE rose to 13.6% and the cost/income ratio fell for the first time to under 60% (59.0%). As regards the income statement, there was an improvement in gross total income (+6.3%), boosted in particular by net interest income (+8.9%), together with a high quality of the loan portfolio (net adjustments -6.7%) and continued effective control of operating costs (-1.0%). Operating income therefore stood at Euro 185 million, a 22.5% increase on the first half of 2005 and net income was Euro 89 million, an 18.7% increase on the figure recorded twelve months earlier.

[1] For comparative purposes, the income statement figures for June 30, 2005 take into consideration the different disclosure of the values relating to companies engaged in the collection of taxes, currently being sold off, and the inclusion within the scope of consolidation of the subsidiary Banca C.R. Firenze Romania S.A., acquired in the first half of 2006. It is with these figures that the income results for the first half of 2006 are compared whereas balance sheet figures are compared with the values recorded as at December 31, 2005.
[2] ROE is calculated by dividing the consolidated net profit by the average shareholders' equity over the last 2 years excluding net profit.
[3] Operating costs / Gross total income

Contacts: Investor Relations - Marco Falleri +39 055 2612284
email marco.falleri@carifirenze.it

www.bancacrfirenze.it/investor

BANCA CR FIRENZE

Press release

CONSOLIDATED INCOME STATEMENT

Gross total income ended the period at Euro 488 million, an increase of 6.3% on the same period last year.

- Within this aggregate, **net interest income** totalled Euro 267 million, an increase of 8.1%, which rises to 8.9% (Euro 269 million) if account is taken of fair value hedging. The increase is due principally to interest income from customers generated by the positive trend in volumes, particularly with regard to medium and long-term loans (+13.4%). An improvement was also seen in the spread of total interest-bearing assets;
- **Total commissions**, comprising *net commissions* plus *amounts recovered on deposits and current accounts*, increased by 2.1% to Euro 144 million. The increase in the former of the two sub-items (0.9%) was brought about by the change in the product portfolio of the subsidiary Centrovita which replaced products with greater commission content with products whose income is recorded entirely under the items relating to insurance operations. This transfer of profits between the various lines of the income statement is reflected in **net result of insurance operations** which increased from Euro 3 million in June 2005 to Euro 15 million in the first half of this year.
- The contribution of **dividends and profits from shareholdings** remained stable at Euro 38 million while income from **financial operations** fell from Euro 30 million to Euro 22 million (-26.7%) due to fewer opportunities over the previous period.

Net total income, up by 7.0% (from Euro 442 million to Euro 473 million), were achieved thanks to a significant improvement in total net adjustments which fell by 11.8% to Euro 15 million. In particular, the sub-item *net adjustments to loans* fell from Euro 15 to Euro 14 million (-6.7%) following the substantial improvement in the overall portfolio quality, equivalent to around 20 basis points on an annual basis.

A positive contribution towards consolidated income came from **operating costs**, which were down by 1% to Euro 288 million in spite of higher *personnel expenses* (+5.4% to Euro 194 million) also ascribable to greater number of bonus severance payments recorded in the first half of this year. The positive effects will be noticeable as from 2007. *Other administrative expenses*, however, fell significantly (-11.3%) from Euro 106 million to Euro 94 million.

Net operating income ended the period at Euro185 million, up by 22.5%.

Net provisions for risks and charges of Euro 13 million and *other net costs of ordinary activity* of Euro 10 million bring **income before tax** up to Euro 162 million, an increase of 25.6% on June 2005.

Consolidated net income ended the period at Euro 89 million, recording an increase of 18.7% on the previous year.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
email marco.falleri@carifirenze.it

CONSOLIDATED BALANCE SHEET

Net customer loans totalled Euro 14,031 million, an increase of 6.7% in the first six months of the year (more than 13% year-on-year). Within this item, the trend of *mortgages and medium/long-term loans* remained buoyant, increasing from Euro 6,039 million to Euro 6,849 million (+13.4%).

- In a portfolio already recognised for its high quality and in the light of increased lending, the overall picture of *net impaired loans* showed a considerable improvement by recording a decrease of 11.0% equal to Euro 48 million. *Net non-performing loans* increased by just 1.4% to Euro 149 million. The net non-performing loans/net loans ratio remained stable at 1.06%.

Customer **total financial assets** reached Euro 36,811 million, up +3.2% in six months, with a substantially similar trend in direct and indirect deposits: direct deposits increased by 3.0% to Euro 15,993 million (+6.1% on annual basis) while indirect deposits also increased by 3.4% to Euro 20,818 million. Within the latter item, the increase in assets under custody (+10.6% to Euro 10,585 million) more than made up for the decrease in discretionary accounts (-7.9% to Euro 2,800 million) and insurance products (-3.3% to Euro 2,646 million).

TREND OF BUSINESS SECTORS*

The results obtained in the first half of 2006 are broken down in the table below according to sector. The results show an improvement in the year-on-year profitability of the commercial sectors and, more generally, an improvement in efficiency.

	June 2006	June 2005	Dec. 2005	
Retail				
Net profit	**59**	29		**103.0%**
Average allocated capital	**497**		468	**6.1%**
Profitability[1]	**23.9%**		18.6%	**5.3 pp**
Cost/income	**67.3%**	73.0%		**-5.7 pp**
Companies and Private Bkg.				
Net profit	**19**	17		**11.9%**
Average allocated capital	**260**		246	**5.6%**
Profitability[1]	**14.8%**		13.7%	**1.1 pp**
Cost/income	**42.3%**	47.2%		**-4.9 pp**
Finance				
Net profit	**4**	3		**42.9%**
Average allocated capital	**111**		109	**1.9%**
Profitability[1]	**7.6%**		13.6%	**-6.0 pp**
Cost/income	**38.6%**	62.0%		**-23.4 pp**

Contacts: Investor Relations - Marco Falleri +39 055 2612284
email marco.falleri@carifirenze.it

Wealth Management				
Net profit	**16**	12		**35.3%**
Average allocated capital	**64**		82	**-21.4%**
Profitability[1]	**51.2%**		36.0%	**15.2 pp**
Cost/income	**25.4%**	31.2%		**-5.8 pp**

Attached hereto are the consolidated financial statements and those of the parent bank Banca CR Firenze S.p.A. The figures shown, with the exception of those contained in the reclassified statements, are to be audited by the independent auditors who will issue their report within the regulatory timescale.

COMMERCIAL ACTIVITY

In the first half of the year, commercial activity, in line with the guidelines of the 2006-2008 Three-Year Plan, focussed on improving the capacity to acquire new customers, on a market shares increase on the lending market and on supporting the development of multichannel remote banking access.

The *Retail* market saw further expansion and updating of the product range with particular attention placed on loyalty products which, on one hand help to procure new customers and, on the other hand, reduce the overall level of attrition. We can confirm the popularity both of our pension scheme - CRF Previdenza - which in this period was once again the leading pension scheme in Italy in terms of new subscriptions and of our "*mutuo casa*" (mortgage loan) and "Prestissimo" products, the latter being a personal loan structured by Findomestic Banca.
Activities on the *Corporate* market, aimed at improving market shares, concentrated on medium/large customers with high development potential. A closer partnership was forged with the credit guarantee consortiums , Centro Factoring and the newly-acquired Banca C.R. Firenze Romania.
Greater flexibility was also achieved in the *Private Banking* market: customers were offered product lines that not only offer diversified investment options and the creation of portfolios tailored to customers' risk profile thanks to a product mix that can maximise on the opportunities offered by the financial markets.

Florence, 11 September 2006

[1] Year-on-year figure

Contacts: Investor Relations - Marco Falleri +39 055 2612284
email marco.falleri@carifirenze.it

Reclassified consolidated income statement
(Euro million)

ITEMS	30 June 2006	30 June 2005¹	Change (%)
Interest margin	**267**	**247**	**+8.1%**
Hedge accounting result	2	0	n.s.
Net interest margin	**269**	**247**	**+8.9%**
Net commissions	113	112	+0.9%
Recoveries on deposits and current accounts	31	29	+6.9%
Dividends and financial transaction gains - net	38	38	0.0%
Result of financial assets and liabilities	22	30	-26.7%
Net result of insurance operations	15	3	+400.0%
Gross total income	**488**	**459**	**+6.3%**
Value adjustments to loans and other financial assets	-15	-17	-11.8%
Total income	**473**	**442**	**+7.0%**
Administrative expenses:	-288	-291	-1.0%
- *Staff costs*	*-194*	*-184*	*+5.4%*
- *Other administrative expenses*	*-94*	*-106*	*-11.3%*
- *Value adjustments to property, plant, equipment and intangible assets*	*-20*	*-26*	*-23.1%*
- Other net operating income *(expense recoveries)*	*20*	*25*	-20.0%
Net operating profit	**185**	**151**	**+22.5%**
Provisions for risks and charge	-13	-12	+8.3%
Other costs and revenues from ordinary activities	-10	-10	0.0%
Income from current operations before taxes	**162**	**129**	**+25.6%**
Income taxes	-57	-42	+35.7%
Minority interests	-16	-12	+33.3%
Net income	**89**	**75**	**+18.7%**
Cahnges in valuation reserves for financial assets available for sale	*-8*	*4*	*n.s.*
Comprehensive income	**81**	**79**	**+2.5%**

(1) The data contained in the 30 June 2005 profit and loss accounts has been restated to allow comparisons with the 30 June 2006 figures because the tax-collection activities, whose sales are now pending, were accounted for with a different method. The restatements were also necessary following the purchase in the first-half of 2006 of the subsidiairy Banca C.R. Firenze Romania S.A. now included in the perimetre of consolidation. Specifically, as a result of the above variations, there has been a decrease in net commissions (-9 million Euro) and in administrative expenses (-12 million Euro).

Reclassified consolidated balance sheet
(Euro million)

ASSETS	30 June 2006	31 December 2005	Change (%)
Cash and cash on hand	**188**	**179**	**+5.0%**
Financial assets	**21,080**	**19,909**	**+5.9%**
Amounts receivable	15,683	14,679	+6.8%
- amounts owing by banks	*1,652*	*1,532*	*+7.8%*
- customer loans	*14,031*	*13,147*	*+6.7%*
Negotiable securities	5,374	5,179	+3.8%
- financial assets held for trading	*608*	*621*	*-2.1%*
- financial assets valued at fair value	*1,539*	*1,563*	*-1.5%*
- financial assets available for sale	*3,227*	*2,995*	*+7.7%*
Hedging derivatives	23	51	-54.9%
Non-current assets	**1,223**	**1,193**	**2.5%**
Equity investment	450	435	+3.4%
Property, equipment and intangible assets	773	758	+2.0%
Tax assets	**205**	**243**	**-15.6%**
Other assets	**505**	**638**	**-20.8%**
Total assets	**23,201**	**22,162**	**+4.7%**

LIABILITIES	30 June 2006	31 December 2005	Change (%)
Financial liabilities	**19,050**	**18,197**	**+4.7%**
Accounts payable	17,264	16,375	+5.4%
- customer deposits	*10,526*	*10,254*	*+2.7%*
- outstanding securities	*5,414*	*5,249*	*+3.2%*
- amounts owing to banks	*1,324*	*873*	*+51.7%*
Financial liabilities held for trading	53	19	+178.9%
Financial liabilities valued at fair value	1,703	1,786	-4.6%
Hedging derivatives	30	17	+76.5%
Agreements for re-purchase of own equity components	**179**	**181**	**-1.1%**
Tax liabilities	**114**	**183**	**-37.7%**
Funds with specific destinations	**443**	**449**	**-1.3%**
Staff termination pay	191	193	-1.0%
Provision for risks, charges and pension funds	252	256	-1.6%
Actuarial reserves	**910**	**929**	**-2.0%**
Other liabilities	**906**	**799**	**+13.4%**
Minority interests	**87**	**95**	**-8.4%**
Shareholders' equity	**1,512**	**1,326**	**+14.0%**
Total liabilities	**23,201**	**22,182**	**+4.7%**

Consolidated profit & loss account		(Euro million)		
	ITEMS	30 June 2006	30 June 2005	30 June 2005 PF*
10.	Interest earned and similar income	413,435	357,595	357,251
20.	Interest expense	(146,568)	(112,495)	(110,446)
30.	**Interest margin**	**266,867**	**245,100**	**246,805**
40.	Commissions earned	139,912	145,807	136,362
50.	Commissions expence	(26,980)	(25,187)	(24,804)
60.	**Net commissions**	**112,932**	**120,620**	**111,558**
70.	Dividend and other income	9,299	9,263	9,263
80.	Net result from trading	14,572	13,953	14,153
90.	Net result from hedging	1,678	(356)	(356)
100.	Gains (losses) from sale or repurchase of:	6,554	15,723	15,723
	b) financial assets available for sale	*4,644*	*14,451*	*14,451*
	d) financial liabilities	*1,910*	*1,272*	*1,272*
120.	**Total income**	**411,902**	**404,304**	**397,147**
130.	Value adjustments to	(14,195)	(16,598)	(16,784)
	a) loans	*(13,482)*	*(14,460)*	*(14,646)*
	b) financial assets available for sale	*(625)*	*(2,138)*	*(2,138)*
	d) other financial transactions	*(88)*	*0*	*0*
140.	**Net result from financial activity**	**397,707**	**387,705**	**380,363**
110.+150.+160.	Net result of the insurance activity **	14,921	3,399	3,399
170.	**Net result of the financial and insurance activity**	**412,628**	**391,104**	**383,762**
180.	Administrative expenses	(288,497)	(302,411)	(290,424)
	a) staff costs	*(194,415)*	*(190,697)*	*(184,265)*
	b) other administrative expenses	*(94,082)*	*(111,714)*	*(106,159)*
190.	Provisions for risks and charges	(13,307)	(12,405)	(12,062)
200.	Value adjustments to property, plant and equipment	(11,283)	(14,532)	(14,519)
210.	Value adjustment to intengible assets	(8,116)	(11,418)	(11,037)
220.	Other operating (expense)/income	38,773	49,618	48,396
230.	**Operating costs**	**(282,430)**	**(291,148)**	**(279,646)**
240.	Gains from equity investments	29,145	28,664	28,664
250.	Net result of fair value measurement of property, plant, equipment and intangible assets	354	0	0
270.	Gains from sale of investment	1,649	0	0
280.	**Income from current operations before taxes**	**161,346**	**128,620**	**132,780**
290.	Taxes	(56,585)	(40,766)	(42,199)
300.	**Income from current operations after taxes**	**104,761**	**87,854**	**90,581**
310.	Income from activities whose sale is pending	411	0	(2,898)
320.	**Net income before minority interests**	**105,172**	**87,854**	**87,683**
330.	Minority interests	(15,930)	(12,178)	(12,178)
340.	**Net income**	**89,242**	**75,676**	**75,505**

(*) The proforma consolidated profit and loss accounts at 30 June 2005 have been drafted bearing into consideration the forthcoming sale of the controlling stakes held in both Cerit SpA and S.R.T. SpA, the tax-collection businesses of the Group, to the company Riscossione SpA. The proforma accounts also include the subsidiary Banca C.R. Firenze Romania S.A. which was purchased in the first-half of 2006

(**) To allow for a clearer presentation of the results, the items numbered 110 "Net income of the financial assets at fair value", 150 "Net premiums" and 160 "Other income from insurance activity" have been grouped into a single item named "Net result of the insurance activity", which overall represents the typical income of the insurance business, because it was deemed opportune to maintain the insurance line of business distinct from the core activities of the banking Group. Details on the composition of the above-described items are supplied in the Appendix - Part C, Section 9.

Consolidated balance sheet *(Euro million)*

	ASSETS	30 June 2006	31 December 2005
10.	Cash and cash on hand	187,529	178,954
20.	Financial assets held for trading	607,681	621,167
30.	Financial assets valued at fair value	1,539,080	1,563,386
40.	Financial assets available for sale	3,226,728	2,994,699
60.	Amounts owing by banks	1,651,575	1,532,342
70.	Customer loans	14,030,832	13,146,695
80.	Hedging derivatives	23,371	50,959
100.	Equity investments	450,261	435,139
110.	Actuarial reserves owing by re-insurers	176	643
120.	Property and equipment	438,014	446,947
130.	Intangible assets	335,091	311,474
	of which:		
	- goodwill	*316,953*	*290,854*
140.	Tax assets	205,031	242,643
	a) current	*115,324*	*141,062*
	b) anticipated	*89,707*	*101,581*
150.	Activities whose sale is pending	69,911	0
160.	Other assets	435,825	636,993
	Total assets	**23,201,105**	**22,162,041**

	Liabilities	30 June 2006	31 December 2005
10.	Amounts owing to banks	1,323,584	873,349
20.	Customer deposits	10,526,181	10,253,455
30.	Debt securities issued	5,414,135	5,248,297
40.	Financial liabilities held for trading	52,920	19,415
50.	Financial liabilities valued at fair value	1,703,107	1,786,272
60.	Hedging derivatives	29,798	16,880
80.	Tax liabilities	114,010	183,438
	a) current	*69,255*	*125,048*
	b) deferred	*44,755*	*58,390*
90	Liabilities connected to activities whose sale is pending	63,317	0
100.	Other liabilities	1,021,719	981,210
110.	Provisions for staff termination pay	191,070	193,393
120.	Provisions for risks and charges	251,857	256,222
	a) pensions and similar obligations	*185,118*	*197,888*
	b) Other funds	*66,739*	*58,334*
130.	Actuarial reserves	909,970	929,362
140.	Valuation reserves	41,329	129,823
170.	Reserves	454,681	340,782
180.	Share premium	102,054	57,554
190.	Share capital	824,773	648,116
200.	Own shares (-)	(51)	0
210.	Minority interests	87,409	95,455
220.	Net income	89,242	149,018
	Total liabilities	**23,201,105**	**22,162,041**

Parent company profit and loss account *(Euro)*

	ITEMS	30 June 2006	30 June 2005
10.	Interest earned and similar income	263,720	230,636
20.	Interessi passivi e oneri assimilati	(108,980)	(86,596)
30.	**Interest margin**	**154,740**	**144,039**
40.	Commissions earned	92,159	85,578
50.	Commissions expence	(11,061)	(10,506)
60.	**Net commissions**	**81,098**	**75,072**
70.	Dividend and other income	81,103	67,541
80.	Net result from trading	12,921	11,357
90.	Net result from hedging	1,210	(104)
100.	Gains (losses) from sale or repurchase of:	2,814	13,693
	b) financial assets available for sale	*996*	*13,693*
	d) financial liabilities	*1,818*	*0*
120.	**Total income**	**333,886**	**311,598**
130.	Value adjustments to	(12,118)	(18,776)
	a) loans	*(11,570)*	*(18,721)*
	b) financial assets available for sale	*(625)*	*0*
	d) other financial transactions	*77*	*(55)*
140.	**Net result from financial activity**	**321,767**	**292,822**
150.	Administrative expenses	(199,298)	(191,631)
	a) staff costs	*(124,955)*	*(121,129)*
	b) other administrative expenses	*(74,343)*	*(70,502)*
160.	Provisions for risks and charges	(9,613)	(10,626)
170.	Value adjustments to property, plant and equipment	(5,926)	(6,524)
180.	Value adjustment to intengible assets	(6,000)	(9,876)
190.	Other operating (expense)/income	35,744	41,848
200.	**Operating costs**	**(185,092)**	**(176,808)**
210.	Gains from equity investments	0	(3,600)
220.	Net result of fair value measurement of property, plant, equipment and intangible assets	374	0
240.	Gains from sale of investment	605	140
250.	**Income from current operations before taxes**	**137,654**	**112,553**
260.	Taxes	(28,767)	(21,894)
270.	**Income from current operations after taxes**	**108,887**	**90,659**
290.	**Net income**	**108,887**	**90,659**

Parent company balance sheet *(Euro million)*

	ASSETS	30 June 200	31 December 2005
10.	Cash and cash on hand	93,399	82,640
20.	Financial assets held for trading	86,644	113,187
40.	Financial assets available for sale	1,929,545	1,732,027
60.	Amounts owing by banks	1,616,304	1,490,077
70.	Customer loans	9,405,548	8,826,326
80.	Hedging derivatives	20,400	41,793
100.	Equity investments	1,044,450	1,005,982
110.	Property and equipment	244,113	250,811
120.	Intangible assets	22,494	25,546
	of which: *- goodwill*	*10,663*	*10,663*
130.	Tax assets	109,424	139,593
	a) current	*63,150*	*85,825*
	b) anticipated	*46,274*	*53,768*
140.	Activities whose sale is pending	4,685	0
150.	Other assets	250,620	194,405
	Total assets	**14,827,626**	**13,902,387**

	LIABILITIES	30 June 200	31 December 2005
10.	Amounts owing to banks	1,660,599	1,191,227
20.	Customer deposits	7,062,297	7,027,745
30.	Debt securities issued	3,743,687	3,617,242
40.	Financial liabilities held for trading	48,386	18,156
60.	Hedging derivatives	26,482	12,629
80.	Tax liabilities	68,264	99,266
	a) current	*54,941*	*80,448*
	b) deferred	*13,323*	*18,818*
100.	Other liabilities	507,452	423,797
110.	Provisions for staff termination pay	140,795	140,973
120.	Provisions for risks and charges	182,949	179,104
	a) pensions and similar obligations	*134,524*	*138,429*
	b) Other funds	*48,425*	*40,675*
130.	Valuation reserves	37,474	91,306
160.	Reserves	313,578	283,387
170.	Share premium	102,054	57,555
180.	Share capital	824,773	648,116
190.	Own shares (-)	(51)	0
220.	Net income	108,887	111,884
	Total liabilities	**14,827,626**	**13,902,387**

RECEIVED
2006 DEC 21 A 5:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GRUPPO
BANCA CR FIRENZE

Relazione semestrale consolidata al 30 giugno 2006

Indice

Introduzione

La relazione semestrale al 30 giugno 2006 di Banca CR Firenze SpA è stata predisposta sulla base della normativa emanata dalla CONSOB ("Regolamento emittenti") per le società le cui azioni sono quotate al listino ufficiale della Borsa Italiana, tenendo anche conto delle disposizioni del Decreto Legislativo n. 87/1992 e della Circolare 262 della Banca d'Italia - "I bilanci delle banche: schemi e regole di compilazione".

La relazione semestrale al 30 giugno 2006 è costituita dalla relazione degli Amministratori della Capogruppo sull'andamento della gestione, dai prospetti contabili (stato patrimoniale, conto economico, prospetto delle variazioni del patrimonio netto e rendiconto finanziario) sia individuali che consolidati, nonché dalle note esplicative ed integrative consolidate, predisposti in base agli schemi previsti dalla Circolare sopra indicata; come richiesto dalla medesima Circolare, il prospetto di raccordo tra patrimonio netto e utile d'esercizio della Capogruppo ed i corrispondenti valori del bilancio consolidato viene riportato nella relazione degli Amministratori sull'andamento della gestione.

In conformità alle disposizioni del Regolamento emittenti, i dati esposti negli schemi di stato patrimoniale e conto economico sono espressi in migliaia di euro mentre i valori inseriti negli altri prospetti contabili e nelle note esplicative ed integrative sono riportati, salvo eventuale diversa indicazione, in milioni di euro; vengono inoltre forniti i valori di raffronto al 30 giugno 2005 ed al 31 dicembre 2005 per quanto riguarda, rispettivamente, i saldi economici ed i valori patrimoniali. In particolare, tenendo conto della modificata esposizione contabile dei saldi relativi alle società operanti nel settore di riscossione tributi, attualmente in via di dismissione, nonché dell'inclusione nel perimetro di consolidamento della controllata Banca CR Firenze Romania SA, acquisita nel primo semestre 2006, al fine di fornire un'adeguata rappresentazione dell'andamento reddituale i saldi al 30 giugno 2005 inclusi nel conto economico riclassificato sono stati rideterminati ed è stata inoltre aggiunta, nello schema ufficiale del conto economico consolidato, una specifica colonna contenente tali saldi, contraddistinta dalla dizione "pro-forma"; i valori rideterminati al 30 giugno 2005 non sono stati peraltro assoggettati a revisione contabile.

Si ricorda infine che in accordo con quanto previsto dalla Comunicazione Consob n. DEM/6064313 del 28 luglio 2006), in apposita appendice risultano illustrati i prospetti di riconciliazione tra patrimonio e risultato netto di Banca CR Firenze SpA ottenuti utilizzando i principi contabili nazionali ed i medesimi valori determinati in base agli IAS/IFRS e predisposti secondo le disposizioni dell'IFRS 1, che disciplinano la prima applicazione dei principi IAS/IFRS (First Time Adoption - "FTA"), unitamente alle note esplicative delle voci che figurano in tali prospetti; in proposito si precisa che i suddetti prospetti sono stati redatti adottando le "politiche contabili" riportate nella Parte A delle Note esplicative ed integrative della presente relazione.

In accordo con la normativa sopra indicata e con le raccomandazioni CONSOB emanate in materia, la presente relazione semestrale è stata assoggettata a revisione contabile limitata da parte della PricewaterhouseCoopers SpA, mentre i saldi esposti nei prospetti di riconciliazione sopra indicati saranno esaminati nell'ambito della revisione contabile completa del bilancio di Banca CR Firenze SpA al 31 dicembre 2006; in proposito si ricorda peraltro che i suddetti saldi sono stati oggetto di verifica ai fini della revisione degli analoghi prospetti redatti su base consolidata per il bilancio del Gruppo Banca CR Firenze.

Dati di sintesi del Gruppo Banca CR Firenze

(importi in milioni di euro)	30 giugno 2006	31 dicembre 2005	30 giugno 2005 (1)	Variazione % (2)
DATI ECONOMICI				
Margine d'interesse	267	503	247	+8,1%
Commissioni nette	113	265	112	+0,9%
Margine d'intermediazione lordo	488	950	459	+6,3%
Rettifiche di valore nette su crediti e altre attività finanziarie	15	56	17	-11,8%
Margine d'intermediazione netto	473	893	442	+7,0%
Spese di funzionamento	288	626	291	-1,0%
Utile dell'operatività corrente al lordo delle imposte	162	271	129	+25,6%
Utile netto	89	149	75	+18,7%
Comprehensive income **(3)**	81	147	79	+2,5%
INDICI DI REDDITIVITA'				
ROE **(4)**	13,6%	12,7%	12,9%	+0,7%
ROE rettificato **(5)**	12,4%	12,7%	13,4%	-1,0%
Cost / Income ratio **(6)**	59,0%	65,9%	63,4%	-4,4%
DATI PATRIMONIALI				
Totale attività	23.201	22.162	21.626	+4,7%
Crediti verso clientela (esclusi crediti in sofferenza)	13.882	13.000	12.660	+6,8%
Partecipazioni	450	435	392	+3,4%
Passività al costo ammortizzato	17.264	16.375	16.072	+5,4%
Patrimonio netto	1.512	1.326	1.219	+14,0%
ATTIVITA' FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	36.811	35.653	34.614	+3,2%
Raccolta diretta	15.993	15.521	15.007	+3,0%
Raccolta indiretta	20.818	20.132	19.607	+3,4%
- Risparmio amministrato	10.585	9.574	9.274	+10,6%
- Risparmio gestito	10.233	10.558	10.333	-3,1%
- GPM - GPS - GPF	2.800	3.040	2.908	-7,9%
- Fondi	4.787	4.781	4.731	+0,1%
- Assicurazioni	2.646	2.737	2.694	-3,3%
INDICI DI RISCHIOSITA' DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	1,06%	1,12%	1,10%	-0,06%
Altri crediti deteriorati netti (escluso sofferenze) / Crediti netti verso la clientela	1,69%	2,19%	1,55%	-0,50%
Crediti deteriorati netti / Crediti netti verso la clientela	2,75%	3,31%	2,65%	-0,56%
COEFFICIENTI DI SOLVIBILITA'				
Patrimonio di base / Attivo ponderato	5,72%	4,83%	+5,20%	+0,89%
Patrimonio di Vigilanza / Attivo ponderato	9,31%	8,55%	+9,56%	+0,76%
INFORMAZIONI SUL TITOLO AZIONARIO				
Numero azioni in circolazione (in milioni)	1.375	1.137	1.137	+20,9%
Quotazione per azione (in €)				
- media	2,374	2,182	1,989	+8,8%
- minima	2,069	1,769	1,769	+17,0%
- massima	2,797	2,684	2,208	+4,2%
Utile netto per azione (in €)	0,065	0,131	0,066	-1,9%
Utile netto diluito per azione (in €) **(7)**	0,065	0,131	0,066	-1,9%
Dividendo unitario (in €) **(8)**	0,052	0,052	0,052	0,0%
Book value per azione (in €) **(9)**	1,100	1,166	1,014	-5,7%
Dividendo / prezzo medio annuo (%) **(8)**	2,19%	2,38%	2,61%	-0,19%
STRUTTURA OPERATIVA				
Dipendenti	5.751	5.559	5.547	+3,5%
Promotori finanziari	171	177	181	-3,4%
Filiali bancarie	532	527	518	+0,9%
Spazi finanziari	30	34	34	-11,8%
Centri imprese e private	32	30	29	+6,7%

(1) I dati economici e reddituali al 30 giugno 2005 sono stati rideterminati a fini raffrontativi allo scopo di tenere conto della diversa esposizione contabile dei valori relativi alle società operanti nel settore di riscossione tributi, attualmente in via di dismissione, nonché dell'inclusione nel perimetro di consolidamento della controllata Banca CR Firenze Romania S.A., acquisita nel primo semestre 2006.
(2) Le variazioni sono state calcolate rispetto al 30 giugno 2005 per i dati economici e reddituali ed al 31 dicembre 2005 per tutti gli altri dati.
(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita.
(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.
(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'Utile netto.
(6) Spese di funzionamento / Margine d'intermediazione lordo.
(7) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.
(8) Si fa riferimento all'ultimo dividendo distribuito dalla Capogruppo.
(9) Patrimonio netto / numero di azioni in circolazione.

1. Schemi di bilancio consolidati riclassificati

Al fine di assicurare una migliore comprensione della gestione del Gruppo e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali"; in particolare, il contributo del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce gestionale "Risultato netto della gestione assicurativa". Le riclassifiche effettuate sono state le seguenti:

1. Conto economico consolidato riclassificato:
    - ripartizione della voce 220-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
    - ripartizione della voce 240-"Utili (perdite) delle partecipazioni" nelle sottovoci gestionali "Utili delle società consolidate con il metodo del patrimonio netto" (aggregati con i dividendi nell'ambito del margine d'intermediazione lordo) e "Altri utili (perdite) delle partecipazioni" (inclusi fra gli "Altri costi e ricavi dell'operatività corrente");
    - aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie";
    - aggregazione delle voci 110-"Risultato netto delle attività e passività finanziarie valutate al *fair value*", 150-"Premi netti" e 160-"Saldo altri proventi/oneri della gestione assicurativa" nella voce gestionale "Risultato netto della gestione assicurativa";
    - aggregazione nella voce gestionale "Altri costi e ricavi dell'operatività corrente" delle sottovoci gestionali sopra indicate ("Altri oneri e proventi di gestione residuali" e "Altri utili (perdite) delle partecipazioni") nonché delle voci 250-"Risultato netto della valutazione al *fair value* delle attività materiali e immateriali", 270-"Utili (perdite) da cessione di investimenti" e 310-"Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte";

2. Stato patrimoniale consolidato riclassificato:
- inclusione tra le "Altre attività" dell'attivo patrimoniale delle voci 110-"Riserve tecniche a carico dei riassicuratori" e 150-"Attività non correnti e gruppi di attività in via di dismissione";
- inclusione tra le "Altre passività" del passivo patrimoniale della voce 90-"Passività associate ad attività in via di dismissione"; dalle suddette passività è stato inoltre estrapolato ed evidenziato separatamente l'ammontare degli "Impegni all'acquisto di strumenti patrimoniali";
- aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 140-"Riserve da valutazione", 170-"Riserve", 180-"Sovrapprezzi di emissione", 190-"Capitale", 200-"Azioni proprie" e 220-"Utile (perdita) d'esercizio".

Conto economico consolidato riclassificato

(importi in milioni di euro)

VOCI	30 giugno 2006	30 giugno 2005 (1)	Variazione %
Margine d'interesse	**267**	**247**	**+8,1%**
Risultato netto dell'attività di copertura	2	0	n.s.
Margine d'interesse netto	**269**	**247**	**+8,9%**
Commissioni nette	113	112	+0,9%
Recuperi su depositi a risparmio e su conti creditori	31	29	+6,9%
Dividendi e utili (perdite) delle partecipazioni	38	38	0,0%
Risultato delle attività e passività finanziarie	22	30	-26,7%
Risultato netto della gestione assicurativa	15	3	+400,0%
Margine d'intermediazione lordo	**488**	**459**	**+6,3%**
Rettifiche di valore nette su crediti e altre attività finanziarie	-15	-17	-11,8%
Margine d'intermediazione netto	**473**	**442**	**+7,0%**
Spese di funzionamento:	-288	-291	-1,0%
- Spese per il personale	*-194*	*-184*	*+5,4%*
- Altre spese amministrative	*-94*	*-106*	*-11,3%*
- Rettifiche di valore nette su attività materiali e immateriali	*-20*	*-26*	*-23,1%*
- Altri proventi di gestione netti (recuperi spese)	*20*	*25*	-20,0%
Risultato operativo netto	**185**	**151**	**+22,5%**
Accantonamenti netti ai fondi per rischi e oneri	-13	-12	+8,3%
Altri costi e ricavi dell'operatività corrente	-10	-10	0,0%
Utile dell'operatività corrente al lordo delle imposte	**162**	**129**	**+25,6%**
Imposte sul reddito	-57	-42	+35,7%
Utile di pertinenza di terzi	-16	-12	+33,3%
Utile netto	**89**	**75**	**+18,7%**
Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita	*-8*	*4*	*n.s.*
Comprehensive income	**81**	**79**	**+2,5%**

(1) I dati di conto economico al 30 giugno 2005 sono stati rideterminati a fini raffrontativi allo scopo di tenere conto della diversa esposizione contabile dei valori relativi alle società operanti nel settore di riscossione tributi, attualmente in via di dismissione, nonché all'inclusione nel perimetro di consolidamento della controllata Banca CR Firenze Romania S.A., acquisita nel primo semestre 2006. In particolare, le suddette variazioni hanno comportato una diminuzione delle commissioni nette e delle spese amministrative per importi rispettivamente pari a 9 e 12 milioni di euro.

Stato patrimoniale consolidato riclassificato

ATTIVO	30 giugno 2006	31 dicembre 2005	Variazione %
Cassa e disponibilità liquide	**188**	**179**	**+5,0%**
Attività finanziarie	**21.080**	**19.909**	**+5,9%**
Crediti	15.683	14.679	+6,8%
- crediti verso banche	*1.652*	*1.532*	*+7,8%*
- crediti verso clientela	*14.031*	*13.147*	*+6,7%*
Attività finanziarie negoziabili	5.374	5.179	+3,8%
- attività finanziarie di negoziazione	*608*	*621*	*-2,1%*
- attività finanziarie valutate al fair value	*1.539*	*1.563*	*-1,5%*
- attività finanziarie disponibili per la vendita	*3.227*	*2.995*	*+7,7%*
Derivati di copertura	23	51	-54,9%
Immobilizzazioni	**1.223**	**1.193**	**2,5%**
Partecipazioni	450	435	+3,4%
Attività materiali ed immateriali	773	758	+2,0%
Attività fiscali	**205**	**243**	**-15,6%**
Altre attività	**505**	**638**	**-20,8%**
Totale attivo	**23.201**	**22.162**	**+4,7%**

PASSIVO	30 giugno 2006	31 dicembre 2005	Variazione %
Passività finanziarie	**18.664**	**18.197**	**+2,6%**
Passività finanziarie al costo ammortizzato	17.264	16.375	+5,4%
- debiti verso clientela	*10.526*	*10.254*	*+2,7%*
- debiti rappresentati da titoli	*5.414*	*5.248*	*+3,2%*
- debiti verso banche	*1.324*	*873*	*+51,7%*
Passività finanziarie di negoziazione	53	19	+178,9%
Passività finanziarie valutate al fair value	1.317	1.786	-26,3%
Derivati di copertura	30	17	+76,5%
Impegni all'acquisto di elementi patrimoniali	**179**	**181**	**-1,1%**
Passività fiscali	**114**	**183**	**-37,7%**
Fondi a destinazione specifica	**443**	**449**	**-1,3%**
Trattamento di fine rapporto del personale	191	193	-1,0%
Fondi per rischi e oneri e fondi di quiescenza	252	256	-1,6%
Riserve tecniche	**1.296**	**929**	**+39,5%**
Altre passività	**906**	**799**	**+13,4%**
Patrimonio di terzi	**87**	**95**	**-8,4%**
Patrimonio netto	**1.512**	**1.326**	**+14,0%**
Totale passivo	**23.201**	**22.162**	**+4,7%**

2. La composizione del Gruppo

	Partecipazione Diretta CR Firenze	CR Pistoia e Pescia	CR Civitavecchia	CR Orvieto	CR Mirandola	CR La Spezia	Infogroup	Citylife	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Mirandola SpA (1)	99,968%								99,968%
Cassa di Risparmio di Orvieto SpA	73,570%								73,570%
Cassa di Risparmio della Spezia SpA	68,093%								68,093%
Cassa di Risparmio di Pistoia e Pescia SpA	60,000%								60,000%
Cassa di Risparmio di Civitavecchia SpA	51,000%								51,000%
Centro Riscossione Tributi – CERIT SpA(2)	100,000%								100,000%
CR Firenze Gestion Internationale SA	80,000%								80,000%
Perseo Finance Srl	60,000%								60,000%
Infogroup SpA	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife SpA	60,000%						40,000%		100,000%
Tebe Tours SpA					100,000%				100,000%
S.R.T. Società Riscossione Tributi SpA (2)						100,000%			100,000%
Altre società controllate									
Immobiliare Nuova Sede Srl	100,000%								100,000%
Banca C.R. Firenze Romania SA (3)	56,230%								56,230%
Centrovita Assicurazioni SpA	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Findomestic Banca SpA	47,170%	2,830%							50,000%
Centro Factoring SpA	41,763%	5,729%		0,033%	0,004%	0,164%			47,693%
Centro Leasing Banca SpA (4)	33,914%	7,084%	0,561%	1,182%	0,006%	0,790%			43,537%
Sviluppo Industriale SpA		29,187%							29,187%
Altre Società partecipate almeno al 20%									
Ce.Spe.Vi. Srl		20,000%							20,000%
ET Group Srl								42,723%	42,723%

(1) incorporata in Banca CR Firenze SpA il 1° luglio 2006.

(2) società attualmente in corso di dismissione.

(3) ricompresa tra le altre controllate (anziché tra le società del gruppo bancario) in attesa dell'aggiornamento da parte di Banca d'Italia della mappa del Gruppo Banca CR Firenze, di cui Banca C.R. Firenze Romania SA farà parte.

(4) Banca a far data dal 1° luglio 2006.

2. La composizione del Gruppo

Al 30 giugno 2006 la configurazione del Gruppo Bancario è la seguente:

- Banca CR Firenze SpA – Banca Capogruppo con sede in Firenze;
- Cassa di Risparmio di Civitavecchia SpA – Banca con sede in Civitavecchia (Roma);
- Cassa di Risparmio di Mirandola SpA - Banca con sede in Mirandola (MO);
- Cassa di Risparmio di Orvieto SpA – Banca con sede in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia SpA – Banca con sede in Pistoia;
- Cassa di Risparmio della Spezia SpA – Banca con sede in La Spezia;
- Centro Riscossione Tributi – CERIT SpA – Società finanziaria di riscossione tributi con sede in Scandicci (FI)[1];
- CR Firenze Gestion Internationale SA – Società di gestione di fondi comuni di investimento con sede in Lussemburgo;
- Perseo Finance Srl – Società finanziaria con sede in Conegliano Veneto (TV);
- Infogroup SpA – Società strumentale con sede in Firenze;
- Citylife SpA– Società strumentale con sede in Firenze;
- Tebe Tours SpA – Società strumentale con sede in Mirandola (MO);
- S.R.T. Società Riscossione Tributi SpA – Società finanziaria di riscossione tributi con sede in La Spezia[1].

Le principali variazioni intervenute nel corso del primo semestre 2006 sono le seguenti:

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1 Per effetto della riorganizzazione del servizio nazionale della riscossione disciplinata nel D.L. 203/2005, l'attività di riscossione dei tributi è stata attribuita ex lege a Riscossione SpA, nuovo soggetto pubblico che potrà procedere all'acquisto, entro il 30 settembre 2006, di una quota almeno pari al 51% del capitale delle società concessionarie private tra le quali appunto Cerit SpA e SRT SpA, controllate al 100% rispettivamente da Banca CR Firenze SpA e da CR La Spezia SpA.
Banca CR Firenze SpA ha pertanto sottoscritto, in data 17 maggio 2006, il contratto preliminare per la cessione a Riscossione SpA dell'intero pacchetto detenuto in Cerit SpA.
Relativamente a Srt SpA, potrà essere ceduta a Riscossione SpA una quota pari al 75% del capitale sociale, previo scorporo del ramo d'azienda relativo all'attività di gestione della fiscalità locale, che potrà essere estesa al Gruppo.

Mirafin SpA

Mirafin SpA, società strumentale interamente controllata dalla Cassa di Risparmio di Mirandola SpA, è stata incorporata in quest'ultima con effetto giuridico 20 giugno 2006.

Banca C.R. Firenze Romania SA (già Daewoo Bank Romania SA)

In data 9 marzo 2006 è stato firmato l'atto di trasferimento per l'acquisto da parte di Banca CR Firenze della quota di controllo (56,23%) di Daewoo Bank Romania SA, con sede a Bucarest e 11 filiali. Contestualmente all'atto di trasferimento delle azioni è stato firmato un contratto di opzione che disciplina un'opzione put ed un'opzione call che consentiranno a Banca CR Firenze di poter raggiungere, in seguito, una partecipazione nella banca rumena almeno pari al 75%.
L'assemblea straordinaria tenutasi nella stessa data del closing ha approvato il nuovo statuto della banca con il cambio della denominazione in Banca C.R. Firenze Romania SA, appartenente al Gruppo Banca CR Firenze, nel quale verrà inclusa previo aggiornamento della mappa da parte della Banca d'Italia.

Centro Leasing Banca SpA

Centro Leasing SpA è stata autorizzata dalla Banca d'Italia all'esercizio dell'attività bancaria dal 1° luglio 2006 con la denominazione Centro Leasing Banca SpA.
A seguito dell'uscita dal capitale di Sanpaolo Imi SpA, avvenuta in concomitanza con la trasformazione in banca, si è avuta una ricomposizione nell'azionariato della società che ha fatto salire la percentuale detenuta dalla Capogruppo al 33,914%. Il Gruppo ha raggiunto un'interessenza nella società pari al 43,537%.

Cassa di Risparmio di Mirandola SpA

Si ricorda che in data 20 giugno 2006 è stato firmato l'atto di fusione per incorporazione della Cassa di Risparmio di Mirandola SpA in Banca CR Firenze SpA, realizzata con decorrenza 1° luglio 2006 e con effetti contabili e fiscali dal 1° gennaio 2006.

A seguito di tale operazione, deliberata dai Consigli di Amministrazione di Banca CR Firenze SpA in data 19 dicembre 2005 e di Cassa Risparmio di Mirandola SpA in data 19 gennaio 2006, la ex-controllata ha assunto lo status di "Divisione" Banca CR Firenze, mantenendo adeguate prerogative gestionali alle quali contribuirà un Comitato Territoriale con facoltà in materia di credito, di attività promozionale e di collegamento con il territorio di elezione.

3. Lo scenario economico e di settore

Il recente quadro macroeconomico appare contraddistinto, rispetto al 2005 da un lato, da un'ulteriore crescita dei prezzi del petrolio e dall'altro da una dinamica economica positiva diffusa nelle maggiori economie mondiali.
Nell'UEM, secondo quanto comunicato da Eurostat, l'incremento delle attività produttive ha registrato un'accelerazione: il tasso di sviluppo del PIL si è attestato, nel primo trimestre, al +0,6%. Le previsioni per fine 2006 evidenziano una dinamica di crescita del prodotto nell'ordine del 2% sostenuta prevalentemente dalla domanda interna e dalla produzione industriale.
Anche per l'economia italiana sembra essersi avviata una fase ciclica espansiva. La conferma è giunta dalle indicazioni disponibili relative al primo trimestre dell'anno, poiché il PIL è cresciuto dello 0,6% sull'ultimo trimestre del 2005, come nella media dell'UEM. Tutte le componenti, ad esclusione delle scorte, hanno contribuito positivamente a questo risultato: consumi delle famiglie, investimenti ed esportazioni sono risultati in decisa accelerazione. Anche la produzione industriale è cresciuta, pur essendo ancora lontana dal punto di massimo del 2000. Le stime per la fine del 2006 confermano questa tendenza espansiva con una crescita dei consumi delle famiglie prevista all'1,4%, uno sviluppo degli investimenti in macchinari, attrezzature e mezzi di trasporto nell'ordine del 3,4% ed un sensibile miglioramento delle esportazioni con un più 4,8%. Complessivamente la crescita del PIL italiano nel 2006 si posizionerebbe all'1,3%.
Con riferimento alla politica monetaria dell'UEM, dopo gli aumenti di 25 punti base dei tassi di riferimento effettuati dalla BCE nelle riunioni del 1° dicembre 2005, del 2 marzo e dell'8 giugno 2006 e 3 agosto 2006, si sono consolidate le aspettative restrittive. Attualmente il mercato continua a scontare ulteriori aumenti dei tassi ufficiali. Su tali aspettative prevale l'idea che, come evidenziano le previsioni macroeconomiche, la crescita possa intensificarsi, anche attraverso uno sviluppo sostenuto della domanda interna tale da richiedere un controllo dell'inflazione attraverso una politica monetaria più restrittiva.
Per quanto riguarda i mercati obbligazionari, nel mese di aprile si è accentuata la fase critica, evidenziata nel trimestre precedente, mentre negli ultimi due mesi del semestre si è registrata una maggiore stabilità. Nelle principali aree industrializzate i rendimenti complessivi del secondo trimestre risultano negativi, sebbene in misura

più lieve rispetto a quanto evidenziato nei primi tre mesi dell'anno. Da inizio anno si osservano rendimenti negativi pari rispettivamente a 1,7% per gli Stati Uniti, a 2,5% per l'UEM e a 1,5% per il Giappone, livelli che rendono maggiormente problematico il pieno recupero nei restanti mesi dell'anno.

I mercati azionari sono stati caratterizzati, nel mese di maggio, da una sensibile fase di correzione che in poche settimane ha pesantemente ridotto le performances precedentemente accumulate. Nel secondo trimestre si sono realizzate perdite mediamente del 9% nell'UEM e del 12% in Giappone e nelle aree emergenti, mentre sul mercato statunitense, meno vivace da molti mesi, le perdite sono state inferiori al 4%. I livelli raggiunti dai corsi azionari hanno probabilmente alimentato prese di beneficio.

Per quanto riguarda il mercato del credito, la dinamica degli impieghi del sistema bancario italiano è risultata a giugno 2006 pari a 1.269 miliardi di euro, segnando un flusso netto di nuovi impieghi di quasi 124 miliardi di euro rispetto a giugno 2005, sostenuto prevalentemente dalla componente a protratta scadenza rispetto a quella a breve termine; a giugno 2006, infatti, le variazioni tendenziali di queste componenti degli impieghi bancari sono risultate pari a +13,0% per il segmento a medio lungo termine (+14,0% a giugno 2005) e di +7,4% per quello a breve termine (+0,2% a giugno 2005).

La raccolta bancaria a giugno 2006 è risultata pari a 1.143 miliardi di euro segnando una variazione tendenziale positiva del 7,7%, che si raffronta all'8,1% di maggio 2006 ed al 9,1% di giugno 2005. Nel corso dell'ultimo anno lo stock della raccolta è aumentato di 81,5 miliardi di euro. Laddove si considerino le dinamiche delle diverse componenti della raccolta, a giugno 2006 si osserva un assestamento sia del trend dei depositi da clientela, il cui tasso di crescita tendenziale è risultato pari al 6,4% (che si raffronta al +6,7% di maggio 2006 ed al +6,6% di giugno 2005), che della dinamica delle obbligazioni delle banche, le quali continuano a segnare ritmi di crescita sostenuti: +9,6% a giugno 2006 (+10,1% a maggio 2006, +13,2% a giugno 2005).

Con riguardo ai tassi bancari, si rileva come il tasso sui depositi delle famiglie e a società non finanziarie – sulla base delle statistiche armonizzate del Sistema Europeo di Banche Centrali – abbia nel periodo più recente manifestato un aumento: in particolare a giugno 2006 esso è risultato pari a 1,14% (0,89% a giugno 2005). Sempre a giugno 2006, anche il tasso medio ponderato sul totale dei prestiti a

famiglie e a società non finanziarie è aumentato, collocandosi al 4,96% (4,65% a giugno 2005).

Per quanto riguarda la raccolta indiretta, gli ultimi dati mostrano come la consistenza del totale dei titoli (inclusi quelli in gestione), pari a 1.660,7 miliardi di euro a fine aprile 2006 (ultimo dato disponibile), sia lievemente cresciuta rispetto allo stesso periodo dell'anno precedente (+2,4%).

Con particolare riferimento al risparmio amministrato si osserva come ad aprile 2006 (ultimo dato disponibile) si siano manifestate le seguenti crescite su base annua: fondi comuni (+11,2%), azioni (+2,0%) e obbligazioni (+11,1%), cui ha fatto riscontro una contrazione delle quote dei BOT (-5,4%), dei CCT (-17,6%) e dei BTP (-5,6%).

Per quanto riguarda le gestioni patrimoniali bancarie, esse hanno segnato a fine aprile 2006 (ultimo dato disponibile) una marcata crescita risultando pari a circa 162,5 miliardi di euro, con una variazione tendenziale positiva di circa il 9,6%. Le gestioni patrimoniali bancarie rappresentano, sempre ad aprile 2006, il 9,8% del totale dei titoli a custodia dei residenti (9,1% ad aprile 2005).

A giugno 2006 il patrimonio netto dei fondi comuni di investimento degli intermediari italiani è diminuito, collocandosi a 597,0 miliardi di euro.

4. L'andamento reddituale

Premessa

La presente situazione semestrale consolidata è stata predisposta applicando i principi contabili internazionali IAS/IFRS; in proposito si segnala che anche per determinare i dati reddituali comparativi riferiti al primo semestre 2005 sono stati utilizzati i valori determinati applicando i suddetti principi.

Nel corso dei primi sei mesi del 2006 l'attività del Gruppo ha continuato a focalizzarsi, coerentemente con gli obiettivi indicati nel budget e nel piano triennale, su efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.

Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

Importi in milioni di euro	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005 assoluta	%
Margine d'interesse	267	247	20	+8,1%
Margine d'interesse netto	269	247	22	+8,9%
Margine d'intermediazione lordo	488	459	29	+6,3%
Margine d'intermediazione netto	473	442	31	+7,0%
Risultato operativo netto	185	151	34	+22,5%
Utile dell'operatività corrente al lordo delle imposte	162	129	33	+25,6%
Utile netto	**89**	**75**	**14**	**+18,7%**

L'utile netto conseguito nel primo semestre del 2006, pari a 89 milioni di euro, ha registrato un incremento di 14 milioni di euro (+18,7%) rispetto al corrispondente periodo del precedente esercizio (pari a 75 milioni), che è rispecchiato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante e che di seguito vengono esaminati nel dettaglio.

Il margine d'interesse

Importi in milioni di euro	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005 assoluta	%
Interessi netti clientela	282	259	23	+8,9%
Interessi attivi clientela	*336*	*301*	*35*	*+11,6%*
Interessi passivi clientela	*-54*	*-42*	*-12*	*+28,6%*
Interessi netti su titoli	-18	-12	-6	+50,0%
Interessi attivi su titoli	*50*	*44*	*6*	*+13,6%*
Interessi passivi su titoli	*-68*	*-56*	*-12*	*+21,4%*
Interessi netti banche	6	2	4	+200,0%
Interessi attivi banche	*22*	*13*	*9*	*+69,2%*
Interessi passivi banche	*-16*	*-11*	*-5*	*+45,5%*
Altri interessi netti	-3	-2	-1	+50,0%
Margine d'interesse	**267**	**247**	**20**	**+8,1%**
Risultato dell'attività di copertura	2	0	2	n.s.
Margine d'interesse netto	**269**	**247**	**22**	**+8,9%**

Il significativo incremento del margine d'interesse al 30 giugno 2006 rispetto al 30 giugno 2005 (+8,1%) è essenzialmente dovuto all'aumento degli interessi attivi da clientela, che è stato trainato principalmente dalla crescita dei volumi, in particolare di quelli relativi agli impieghi a medio/lungo termine. Tale incremento, sommandosi agli effetti della valutazione delle coperture (c.d. "hedge accounting"), ha determinato una crescita del margine d'interesse netto pari all'8,9%.

Per quanto riguarda l'andamento delle giacenze medie e dei tassi d'interesse, dalla tabella che segue si evince come la crescita del margine d'interesse sia stata sostenuta da un aumento delle giacenze medie delle attività fruttifere e dei tassi attivi, solo parzialmente compensata dalla dinamica verificatasi sugli analoghi aggregati passivi.

(dati aggregati delle società bancarie del Gruppo)	30 giugno 2006		30 giugno 2005		Variazione 30 giugno 2006 / 30 giugno 2005	
	Giacenze medie (in €/mil)	Tassi medi annualizzati (%)	Giacenze medie (in €/mil)	Tassi medi annualizzati (%)	Giacenze medie (%)	Differenza tassi (punti%)
Attività fruttifere						
Impieghi clientela	13.723	4,95%	12.813	4,74%	7,10	+21
Portafoglio titoli	2.453	2,71%	2.267	2,21%	8,20	+50
Interbancario attivo	2.081	2,69%	1.880	2,15%	10,69	+54
Totale attività fruttifere	**18.257**	**4,39%**	**16.960**	**4,12%**	**7,65**	**+27**
Passività onerose						
Raccolta diretta	15.582	1,57%	14.681	1,40%	6,14	+17
Interbancario passivo	1.795	2,55%	1.448	1,77%	23,96	+78
Totale passività onerose	**17.377**	**1,67%**	**16.129**	**1,43%**	**7,74**	**+24**

Il margine d'intermediazione lordo

	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005	
Importi in milioni di euro			assoluta	%
Margine d'interesse	**269**	**247**	**22**	**+8,9%**
Commissioni e recuperi da clientela	144	141	3	+2,1%
- Commissioni nette	*113*	*112*	*1*	*+0,9%*
- Recuperi su depositi a risparmio e conti creditori	*31*	*29*	*2*	*+6,9%*
Risultato netto della gestione assicurativa	15	3	12	+400,0%
Risultato delle attività e passività finanziarie	22	30	-8	-26,7%
Dividendi e utili (perdite) delle partecipazioni	38	38	0	0,0%
Margine d'intermediazione lordo	**488**	**459**	**29**	**+6,3%**

Il margine d'intermediazione lordo evidenzia un aumento di 29 milioni di euro (+6,3%) rispetto al precedente esercizio, legato in primo luogo alla crescita del margine d'interesse precedentemente descritta, nonché al positivo andamento della gestione assicurativa, che ha più che compensato la diminuzione del risultato delle attività e passività finanziarie, che al 30 giugno 2005 includeva la plusvalenza da cessione di quota parte dell'interessenza detenuta in Fondiaria-SAI, per un importo pari a circa 10 milioni di euro.
Il dettaglio delle commissioni, dei recuperi e del risultato netto della gestione assicurativa è riportato nella tabella che segue.

Importi in milioni di euro	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005	
			assoluta	%
Recupero spese e gestione c/c e depositi a risparmio	49	48	1	+2,1%
Monetica	12	12	0	0,0%
Raccolta amministrata	5	6	-1	-16,7%
Credito	14	13	1	+7,7%
Incassi e pagamenti	9	10	-1	-10,0%
Risparmio gestito	38	40	-2	-5,0%
di cui: Bancassicurazione	*1*	*5*	*-4*	*-80,0%*
Altre voci	17	12	5	+41,7%
Totale commissioni e recuperi	**144**	**141**	**3**	**+2,1%**
Risultato netto della gestione assicurativa	15	3	12	+400,0%
Totale commissioni, recuperi e gestione assicurativa	**159**	**144**	**15**	**+10,4%**

La spinta commerciale sui prodotti assicurativi del ramo III°, caratterizzati da una significativa componente assicurativa, ha determinato un rilevante incremento del "Risultato netto della gestione assicurativa" ed una lieve flessione delle commissioni di bancassicurazione; tale circostanza deriva dal diverso trattamento contabile riservato ai suddetti prodotti assicurativi in base a quanto previsto dall'IFRS 4.

Composizione dei ricavi su commissioni da clientela al 30 giugno 2006



1%
10%
35%
27%
6%
10%
3%
8%
Recupero spese e gestione c/c e depositi a risparmio
Monetica
Raccolta amministrata
Credito
Incassi e pagamenti
Risparmio gestito
di cui: Bancassicurazione
Risultato netto della gestione assicurativa

Il margine d'intermediazione netto

Importi in milioni di euro	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005	
			assoluta	%
Margine d'intermediazione lordo	488	459	29	+6,3%
Rettifiche/riprese di valore nette per deterioramento di:	-15	-17	2	-11,8%
Crediti	*-14*	*-15*	*1*	*-6,7%*
Attività finanziarie disponibili per la vendita	*-1*	*-2*	*1*	*-50,0%*
Margine d'intermediazione netto	473	442	31	+7,0%

Il margine d'intermediazione netto presenta una crescita di circa 31 milioni di euro (+7,0%) che risente, oltre che delle dinamiche del margine d'interesse e delle altre voci di ricavo precedentemente descritte, anche della presenza di minori rettifiche di valore su crediti e su attività finanziarie disponibili per la vendita.

Il risultato operativo netto

Importi in milioni di euro	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005	
			assoluta	%
Margine d'intermediazione netto	473	442	31	+7,0%
Spese di funzionamento:	-288	-291	3	-1,0%
Spese amministrative	*-288*	*-290*	*2*	*-0,7%*
- Spese per il personale	*-194*	*-184*	*-10*	*+5,4%*
- Spese correnti	*-74*	*-84*	*10*	*-11,9%*
- Imposte indirette e tasse	*-20*	*-22*	*2*	*-9,1%*
Rettifiche di valore nette su attività materiali e immateriali	*-20*	*-26*	*6*	*-23,1%*
Altri proventi di gestione netti (recuperi spese)	*20*	*25*	*-5*	*-20,0%*
Risultato operativo netto	185	151	34	+22,5%

Il risultato operativo netto risulta in crescita del 22,5% rispetto al 30 giugno 2005. Tale andamento ha risentito positivamente anche del decremento delle spese di funzionamento per circa 3 milioni di euro (-1,0%), a sua volta generato:

- dall'aumento del costo del personale (+5,4%), per effetto dei maggiori oneri conseguenti al rinnovo del CCNL e della maggiore incidenza degli oneri per

incentivazione all'esodo definiti nel primo semestre 2006 rispetto allo stesso periodo del precedente esercizio;

- dai minori ammortamenti su immobilizzazioni materiali e immateriali;
- dalla significativa diminuzione delle "Spese correnti", la cui composizione viene di seguito riportata.

Importi in milioni di euro	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005 assoluta	%
Costi delle tecnologie e outsourcing	16	28	-12	-42,9%
Gestione immobili ed impianti	13	10	3	+30,0%
Spese generali	27	30	-3	-10,0%
Costi professionali ed assicurativi	12	11	1	+9,1%
Marketing e pubblicità	6	5	1	+20,0%
Totale spese correnti	**74**	**84**	**-10**	**-11,9%**

La riduzione delle spese correnti, particolarmente rilevante per quanto riguarda i costi delle tecnologie e outsourcing e le spese generali, deriva principalmente dalle diverse modalità di esposizione dei costi e ricavi industriali rivolti a terzi della controllata società strumentale Infogroup SpA sulla quale sono state veicolate, dopo l'incorporazione di Data Centro SpA da parte della Capogruppo, tutte le attività del Gruppo riferite ai servizi di IT; di conseguenza, le suddette componenti reddituali risultano attualmente ricomprese nella voce "altri costi e ricavi dell'operatività corrente". Per maggiori dettagli relativi alle variazioni intercorse negli aggregati in esame si rinvia a quanto riportato nella Parte C delle Note integrative ed esplicative.


Spese correnti
35
30
25
20
15
10
5
-
2006
2005
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità

L'utile dell'attività corrente

Importi in milioni di euro	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005	
			assoluta	%
Risultato operativo netto	185	151	34	+22,5%
Accantonamenti netti ai fondi per rischi e oneri	-13	-12	-1	+8,3%
Altri costi e ricavi dell'operatività corrente	-10	-10	0	0,0%
Utile dell'operatività corrente al lordo delle imposte	162	129	33	+25,6%

In presenza di una sostanziale stabilità degli accantonamenti per rischi ed oneri e dei costi netti dell'operatività corrente, l'utile lordo registra un incremento del 25,6% (pari a 33 milioni di euro); a tale riguardo si precisa che la voce "altri costi e ricavi dell'operatività corrente" è principalmente composta dai costi industriali della società strumentale Infogroup SpA.

L'utile netto

Importi in milioni di euro	30 giugno 2006	30 giugno 2005	Variazione 30 giugno 2006 / 30 giugno 2005	
			assoluta	%
Utile dell'operatività corrente al lordo delle imposte	162	129	33	+25,6%
Imposte sul reddito	-57	-42	-15	+35,7%
Utile di pertinenza di terzi	-16	-12	-4	+33,3%
Utile netto	89	75	14	+18,7%

Nonostante la crescita degli utili di pertinenza di terzi e l'elevato incremento del carico fiscale, dovuto alla minor presenza di ricavi non imponibili rispetto al primo semestre 2005, l'utile netto aumenta di circa 14 milioni di euro (+18,7% rispetto al precedente esercizio).

Il ROE e gli altri ratios

Il ROE annualizzato del Gruppo, calcolato rapportando l'utile del primo semestre 2006 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2005 – 30 giugno

2006 ed escludendo l'utile in formazione, risulta pari al 13,6% (12,9% al 30 giugno 2005) e ciò nonostante un rilevante incremento del patrimonio netto contabile, che negli ultimi dodici mesi è aumentato di circa 294 milioni di euro, passando da 1.218 milioni di euro a 1.512 milioni di euro, principalmente per effetto dell'aumento di capitale sociale effettuato dalla Capogruppo a titolo oneroso per 150 milioni di euro e dell'accantonamento a riserva di parte dell'utile d'esercizio 2005.


Utile netto semestralizzato e ROE
14%
12%
10%
90
85
80
75
70
65
60
55
50
giu-05
dic-05
giu-06
Utile netto
ROE


Patrimonio netto e ROE
14%
12%
10%
1.500
1.400
1.300
1.200
1.100
1.000
900
giu-05
dic-05
giu-06
Patrimonio netto
ROE

Per quanto riguarda alcuni indicatori economici del Gruppo Banca CR Firenze, rispetto al 30 giugno 2005 si rilevano i seguenti positivi andamenti:

⇒ un decremento del cost/income, calcolato rapportando le spese di funzionamento al margine di intermediazione lordo, che passa dal 63,4% al 59,0%;

⇒ la sostanziale stabilità dell'incidenza del costo del personale sul totale attivo (pari allo 0,84%) e la diminuzione di quella delle spese amministrative complessive, passata dall'1,38% all'1,24%.



Margine d'intermediazione e Cost/income
500
480
460
440
420
400
70%
65%
60%
55%
50%
giu-05
dic-05
giu-06
Margine d'intermediazione lordo semestralizzato
Cost / income

5. Le grandezze patrimoniali e la struttura

I significativi risultati economici conseguiti dal Gruppo nel primo semestre del 2006 sono sostenuti dal positivo andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate.

Le attività gestite per conto della clientela

La raccolta

Importi in milioni di euro	30 giugno 2006	31 dicembre 2005	Variazione 30 giugno 2006 / 31 dicembre 2005 assoluta	%
Raccolta diretta	15.993	15.521	472	+3,0%
Raccolta indiretta	20.818	20.132	686	+3,4%
Raccolta totale	**36.811**	**35.653**	**1.158**	**+3,2%**

Rispetto al 31 dicembre 2005 la raccolta totale, rappresentata dalle attività finanziarie della clientela, presenta una crescita di circa 1.158 milioni di euro (+3,2%), per effetto dell'incremento tanto della raccolta diretta (+3,0%) che di quella indiretta (+3,4%).

La raccolta diretta

Importi in milioni di euro	30 giugno 2006	31 dicembre 2005	Variazione 30 giugno 2006 / 31 dicembre 2005 assoluta	%
Raccolta a vista	9.316	9.267	49	+0,5%
Obbligazioni (comprese subordinate)	5.414	5.248	166	+3,2%
Pronti contro termine	1.059	894	165	+18,5%
Altre passività finanziarie	204	112	92	+82,1%
Raccolta diretta	**15.993**	**15.521**	**472**	**+3,0%**

L'aggregato in esame evidenzia una crescita pari al 3,0% rispetto alla fine dell'esercizio precedente, determinata principalmente dall'incremento delle obbligazioni e dei pronti contro termine.

La raccolta indiretta

Importi in milioni di euro	30 giugno 2006	31 dicembre 2005	Variazione 30 giugno 2006 / 31 dicembre 2005	
			assoluta	%
Raccolta amministrata	10.585	9.574	1.011	+10,6%
Raccolta gestita	10.233	10.558	-325	-3,1%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.800*	*3.040*	*-240*	*-7,9%*
Fondi	*4.787*	*4.781*	*6*	*+0,1%*
Riserve tecniche assicurative	*2.646*	*2.738*	*-92*	*-3,3%*
Raccolta indiretta	**20.818**	**20.132**	**686**	**+3,4%**

La raccolta indiretta, rappresentata dal risparmio gestito ed amministrato, aumenta di circa il 3,4% in seguito alla forte crescita manifestata dalla raccolta amministrata (+10,6%), che ha più che compensato la riduzione registrata nelle gestioni patrimoniali e nelle riserve tecniche assicurative del comparto raccolta gestita.


Raccolta gestita
Riserve tecniche assicurative
Gestioni patrimoniali (GPM - GPS - GPF)
Fondi
6000
5000
4000
3000
2000
1000
0
dic-2005
giu-2006

Gli impieghi a clientela

Importi in milioni di euro	30 giugno 2006	31 dicembre 2005	Variazione 30 giugno 2006 / 31 dicembre 2005	
			assoluta	%
Conti correnti e finanziamenti	6.315	6.475	-160	-2,5%
Mutui e finanziamenti a m/l termine	6.849	6.039	810	+13,4%
Crediti in sofferenza	149	147	2	+1,4%
Altri impieghi	718	486	232	+47,7%
Impieghi a clientela	**14.031**	**13.147**	**884**	**+6,7%**

I crediti verso la clientela hanno raggiunto al 30 giugno 2006 i 14.031 milioni di euro, registrando una crescita del 6,7% da inizio anno, che è stata particolarmente intensa nel comparto dei crediti a medio/lungo termine; escludendo le sofferenze, i suddetti crediti si attestano a 13.882 milioni di euro, manifestando un tasso di crescita analogo a quello del totale degli impieghi.



Impieghi a clientela
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
633
6.039
6.475
867
6.849
6.315
dic-05
giu-06
Conti correnti e finanziamenti
Mutui
Altri impieghi

La qualità del portafoglio crediti

Importi in milioni di euro	30 giugno 2006	31 dicembre 2005	Variazione 30 giugno 2006 / 31 dicembre 2005 assoluta	Variazione 30 giugno 2006 / 31 dicembre 2005 %
Sofferenze lorde	325	313	12	+3,8%
Dubbi esiti	-176	-166	-10	+6,0%
Sofferenze nette	**149**	**147**	**2**	**+1,4%**
Grado di copertura sofferenze	**54,2%**	**53,0%**		**+1,1%**
Incagli e ristrutturati lordi	199	244	-45	-18,4%
Dubbi esiti	-34	-38	4	-10,5%
Incagli e ristrutturati netti	**165**	**206**	**-41**	**-19,9%**
Grado di copertura incagli e ristrutturati	**17,1%**	**15,6%**		**+1,5%**
Scaduti/sconfinati da oltre 180 giorni lordi	78	87	-9	-10,3%
Dubbi esiti	-5	-5	0	0,0%
Scaduti/sconfinati da oltre 180 giorni netti	**73**	**82**	**-9**	**-11,0%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**6,4%**	**5,7%**		**+0,7%**
Crediti deteriorati lordi	602	644	-42	-6,5%
Dubbi esiti	-215	-209	-6	+2,9%
Crediti deteriorati netti	**387**	**435**	**-48**	**-11,0%**
Grado di copertura crediti deteriorati	**35,7%**	**32,5%**		**+3,2%**

Il Gruppo ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento oggettive estese a tutte le banche del Gruppo. Conseguentemente, il grado di copertura sia delle sofferenze che degli altri crediti dubbi si mantiene su livelli adeguati considerate anche le garanzie acquisite, mentre il grado di copertura complessivo aumenta di oltre 3 punti percentuali, passando dal 32,5% al 31 dicembre 2005 al 35,7% al 30 giugno 2006.

L'incidenza dei crediti deteriorati netti sugli impieghi netti è significativamente diminuita (2,75% contro 3,31% al 31 dicembre 2005), in seguito alla rilevante riduzione (-11,0%) dell'ammontare complessivo di tali crediti ed al contemporaneo aumento dei finanziamenti concessi alla clientela.



Composizione dei crediti deteriorati
100%
80%
60%
40%
20%
0%
dic-05
giu-06
Scaduti/sconfinati da oltre 180 giorni netti
Incagli e ristrutturati netti
Sofferenze nette

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	30 giugno 2006	31 dicembre 2005	Variazione 30 giugno 2006 / 31 dicembre 2005 assoluta	%
Interbancario				
- attivo	1.652	1.532	120	+7,8%
- passivo	-1.324	-873	-451	+51,7%
Totale interbancario netto	**328**	**659**	**-331**	**-50,2%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	608	621	-13	-2,1%
- valutate al fair value	1.539	1.563	-24	-1,5%
- disponibili per la vendita	3.227	2.995	232	+7,7%
Totale attività finanziarie in portafoglio negoziabili	**5.374**	**5.179**	**195**	**+3,8%**

I saldi puntuali di fine periodo evidenziano un decremento della posizione interbancaria netta attiva rispetto al 31 dicembre 2005.

Nei primi sei mesi dell'anno il portafoglio titoli di proprietà del Gruppo registra un incremento del 3,8%, che si è concretizzato nel comparto delle "attività finanziarie disponibili per la vendita", cresciute di circa 232 milioni di euro (pari a +7,7% rispetto alla fine dell'anno precedente).

La gestione del portafoglio titoli di proprietà è stata caratterizzata, nel primo semestre 2006 da una parziale rotazione di portafoglio, realizzata principalmente con la sostituzione di posizioni in BOT giunti a scadenza mediante acquisti di titoli a tasso variabile, che presentano una più favorevole correlazione alla struttura dei tassi.

La gestione del portafoglio obbligazionario privilegia, nel complesso, strumenti che hanno riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio. In particolare è stata rafforzata la posizione in obbligazioni di emittenti bancari di primaria importanza, insieme a titoli emessi dal Tesoro italiano a tasso variabile.

Complessivamente il portafoglio obbligazionario presenta nel semestre in esame un incremento di oltre 100 milioni di euro.

Sui mercati azionari il Gruppo ha continuato ad operare con la miglior prudenza, seguendo l'andamento dei principali indicatori macro-economici e cercando di cogliere le opportunità offerte dal mercato mediante un'intensa attività di trading. A fine giugno 2006 il saldo della posizione azionaria totale appare sostanzialmente stabile rispetto a inizio anno. Nell'ottica di una migliore diversificazione degli investimenti per mercati di riferimento sono state acquisite

quote marginali di fondi bilanciati e di fondi *hedge* in sostituzione di posizioni in fondi monetari di analoga entità.

Si segnala che al 30 giugno 2006 risultano nei portafogli di negoziazione della Capogruppo numero 23.144 azioni Banca CR Firenze SpA derivanti dall'operatività in azioni proprie, svolta sulla base del mandato e nel rispetto dei vincoli fissati dalla normativa, peraltro per volumi non significativi.

L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti, in particolare per quanto riguarda l'attività della clientela in strumenti di gestione del rischio di tasso. Relativamente all'operatività propria in derivati si segnala che essa si è concretizzata principalmente nella stipula di swaps a copertura dei prestiti obbligazionari emessi.

Le interessenze partecipative

La voce di bilancio che riflette le partecipazioni "rilevanti", vale a dire in società nelle quali il Gruppo esercita un'influenza notevole ovvero in società a controllo congiunto consolidate a patrimonio netto, al 30 giugno 2006 ammontava a 450 milioni di euro, con un incremento netto di 15 milioni di euro rispetto al 31 dicembre 2005, dovuto all'adeguamento della valutazione delle partecipazioni alla quota di patrimonio netto a fine esercizio, quale conseguenza dell'accantonamento a riserve degli utili dell'esercizio 2005. Le interessenze in parola sono relative alle seguenti principali società:

- Findomestic Banca SpA (sottoposta a controllo congiunto);
- Centro Leasing Banca SpA (sottoposta a influenza notevole);
- Centro Factoring SpA (sottoposta a influenza notevole).

Si segnala che con il passaggio ai principi IAS/IFRS gli altri investimenti partecipativi del Gruppo sono inclusi tra le "attività finanziarie disponibili per la vendita", che comprendono anche altri titoli di capitale.

I conti di capitale

Il patrimonio netto

Importi in milioni di euro	30 giugno 2006	31 dicembre 2005	Variazione 30 giugno 2006 / 31 dicembre 2005	
			assoluta	%
Capitale sociale e sovrapprezzi di emissione	927	706	221	+31,3%
Riserve da valutazione (adeguamento al fair value)	41	130	-89	-68,5%
Altre riserve	455	341	114	+33,4%
Utile netto	89	149	-60	-40,3%
Patrimonio netto	**1.512**	**1.326**	**186**	**+14,0%**

Nel primo semestre 2006 il patrimonio netto di Gruppo è aumentato di circa 186 milioni di euro (+14,0%), in gran parte derivanti da un aumento di capitale sociale a pagamento per complessivi 150 milioni di euro; si registrano inoltre, nelle voci del suddetto patrimonio, una variazione negativa di circa 60 milioni di euro per effetto della quota di utile dell'esercizio 2005 non imputata a riserve ed una diminuzione delle riserve da valutazione (pari a 89 milioni di euro), sostanzialmente dovuta all'utilizzo per l'aumento di capitale sociale a titolo gratuito deliberato dall'Assemblea dei Soci il 27 aprile 2006. Per maggiori dettagli riguardanti la movimentazione del patrimonio netto nei primi sei mesi del 2006 si rinvia a quanto riportato negli schemi di Prospetto delle variazioni del patrimonio netto e Rendiconto finanziario.

Il Patrimonio di vigilanza e i coefficienti di solvibilità

Importi in milioni di euro	30 giugno 2006	31 dicembre 2005	Variazione 30 giugno 2006 / 31 dicembre 2005	
			assoluta	%
Patrimonio di base (tier1)	1.235	965	270	+28,0%
Patrimonio supplementare (tier2)	1.004	965	39	+4,0%
Elementi da dedurre	258	-250	-8	+3,2%
Patrimonio di vigilanza	**1.981**	**1.680**	**301**	**+17,9%**
Rischi di credito	1.659	1.509	150	+9,9%
Rischi di mercato	52	76	-24	-31,6%
Altri requisiti prudenziali	16	15	1	+6,7%
Totale requisiti prudenziali	**1.727**	**1.600**	**127**	**+7,9%**
Attività di rischio ponderate	21.593	19.991	1.602	+8,0%
Patrimonio di base/Attività di rischio ponderate	5,72%	4,83%		+0,89%
Patrimonio di vigilanza/Attività di rischio ponderate	9,31%	8,55%		+0,76%
Coefficiente di solvibilità	9,55%	8,91%		+0,65%

Il patrimonio di vigilanza consolidato ha registrato nel primo semestre 2006 un incremento di circa 301 milioni di euro, principalmente per effetto della crescita del patrimonio di base che

ha beneficiato dell'aumento del capitale sociale verificatosi nel semestre, sia per la parte a pagamento che per quella a titolo gratuito; l'incremento delle attività di rischio conseguente all'espansione dell'attività commerciale ha solo in parte assorbito la suddetta crescita e di conseguenza tutti i coefficienti prudenziali hanno registrato un sensibile miglioramento.

Raccordo tra patrimonio netto e utile d'esercizio della Capogruppo e i corrispondenti valori del bilancio consolidato

Descrizione	30 giugno 2006		31 dicembre 2005	
	Patrimonio Netto	Utile d'esercizio	Patrimonio Netto	Utile d'esercizio
Capitale	825		648	
Sovrapprezzi di emissione	102		58	
Riserve	313		284	
Riserve da valutazione	37		91	
Utile d'esercizio		109		112
Totale Banca CR Firenze SpA	**1.277**	**109**	**1.081**	**112**
Riserve di rivalutazione di pertinenza del Gruppo	14		38	
Altre riserve di pertinenza del Gruppo	40		24	
Riserva di consolidamento	-48		-75	
Rilevazione del patrimonio di pertinenza di terzi	82		91	
Risultati netti delle società consolidate con il metodo integrale		46		73
Attribuzione degli utili netti di pertinenza di terzi		-15		-23
Eliminazione dei dividendi infragruppo		-45		-33
Risultato della cessione di attività in via di dismissione		1		0
Interessi passivi su passività di negoziazione consolidate (put option)		-3		-6
Eliminazione rettifiche di valore su attività infragruppo		1		0
Eliminazione plusvalenze su cessione attività finanziarie e materiali infragruppo		0		-5
Eliminazione rettifiche di valore su partecipazioni in società consolidate con il metodo integrale		0		2
Totale società consolidate con il metodo integrale	**78**	**-15**	**78**	**8**
Riserva di consolidamento	150		109	
Rilevazione del patrimonio di pertinenza di terzi	5		5	
Risultati netti delle società valutate con il metodo del patrimonio netto		29		61
Eliminazione dei dividendi delle società consolidate con il metodo del patrimonio netto		-33		-30
Attribuzione degli utili netti di pertinenza di terzi		-1		-2
Totale società consolidate con il metodo del patrimonio netto	**155**	**-5**	**114**	**29**
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi)	**1.510**	**89**	**1.273**	**149**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

Descrizione	30 giugno 2006		31 dicembre 2005	
	Patrimonio Netto	Utile d'esercizio	Patrimonio Netto	Utile d'esercizio
Capitale	825		648	
Sovrapprezzi di emissione	102		58	
Riserve	455		341	
Riserve da valutazione	41		130	
Utile di pertinenza del Gruppo		88		149
Patrimonio e utile di pertinenza del Gruppo	***1.423***	***109***	***1.177***	***149***
Patrimonio di pertinenza di terzi	***87***		***96***	
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi)	**1.510**	**89**	**1.273**	**149**

Il rendiconto finanziario

Nel precisare che il rendiconto finanziario di cui agli schemi della presente situazione semestrale consolidata è stato redatto, in conformità alle istruzioni impartite dalla circolare Banca d'Italia n. 262 del 22 dicembre 2005, optando per il c.d. "metodo indiretto", si rileva come nel corso del primo semestre del 2006 l'operatività del Gruppo abbia complessivamente generato liquidità netta per 9 milioni di euro, composta come segue (dati in milioni di euro):

- liquidità netta assorbita dall'attività operativa	-48
- liquidità netta assorbita dalle attività di investimento	-35
- liquidità netta generata dall'attività di provvista	+92

Per maggiori dettagli riguardanti la composizione dei suddetti importi si rinvia a quanto riportato nello schema di Rendiconto finanziario.

L'attività di organizzazione del Gruppo

Interventi normativi

Nel corso del primo semestre 2006 sono stati disposti i seguenti interventi:

- in conformità con il documento del Comitato di Basilea sulla Vigilanza Bancaria ("Compliance and the Compliance Function in Banks") dell'aprile 2005, che prevede che la Funzione di Compliance sia disciplinata da uno specifico Regolamento aziendale, è stato approvato il nuovo "Regolamento Compliance del Gruppo Banca CR Firenze";
- con riferimento al D.Lgs. 231, sono state attribuite le responsabilità in materia di prospetti informativi e assunzioni del personale, è stato integrato il modello organizzativo 231 a seguito della nuova disciplina sul Market Abuse e sono stati rivisti i modelli organizzativi 231 delle Banche del Gruppo.

Assetti organizzativi di Gruppo:

Cassa di Risparmio della Spezia

Con la conclusione del processo di migrazione dei Sistemi Informativi di CR Spezia avviato ad inizio anno, al fine di mantenere un presidio unico sulle attività accentrate "end to end", sono

state delocalizzate presso CR Spezia alcune attività (Cassa Centrale, Banche e Controlli Contabili, Gestione Filiali Tecniche GPI e Pensioni), con la creazione di un polo territoriale; sono stati inoltre attivati l'outsourcing delle retribuzioni e delle pensioni e l'integrazione automatica con la procedura assenze/presenze.

Infine, il "Regolamento per l'assunzione e la gestione del rischio di credito" è stato adeguato a quello della Capogruppo e sono state apportate delle modifiche all'organigramma / funzionigramma delle Strutture Centrali, con la separazione nell'ambito del settore credito della funzione deliberante dalla funzione di controllo.

Cassa di Risparmio di Orvieto

Il "Regolamento per l'assunzione e la gestione del rischio di credito" è stato adeguato a quello della Capogruppo e sono state apportate delle modifiche all'organigramma ed al funzionigramma delle Strutture Centrali e al Modello Distributivo della Banca, con la creazione di un Centro Imprese, operativo presso la Sede Centrale dal 6 marzo 2006.

Cassa di Risparmio di Civitavecchia

E' stato condotto l'adeguamento del "Regolamento per l'assunzione e la gestione del rischio di credito", e sono stati introdotti i nuovi strumenti di valutazione del merito creditizio - "Modello Interno di Rating" (MIRA) e "Modello Interno di Scoring". E' stato infine modificato il processo di proposta e concessione del credito.

Cassa di Risparmio di Pistoia e Pescia

E' stato modificato il processo di proposta e concessione del credito ed è stato formalizzato presso la Banca il nuovo sistema di rating interno, che si avvale dei nuovi strumenti di valutazione del merito creditizio - "Modello Interno di Rating" (MIRA) e "Modello Interno di Scoring"; sono state infine modificate le facoltà deliberative.

Cassa di Risparmio di Mirandola

A seguito dell'approvazione del progetto di fusione per incorporazione di CR Mirandola in Banca CR Firenze sono stati effettuati i seguenti interventi:

- costituzione di una specifica divisione, denominata "Cassa di Risparmio di Mirandola / Divisione di Banca CR Firenze", con riporto alla Direzione Commerciale della Capogruppo;
- costituzione, nell'ambito delle Rete Distributiva di Banca CR Firenze, dell'Area Bologna, nella quale saranno integrate le filiali non presenti nell'insediamento storico di CR Mirandola.

Capogruppo

Nel corso del primo semestre 2006 sono state effettuate:

- la revisione del Servizio Pianificazione e Risk Management per l'implementazione dei nuovi processi di pianificazione e controllo;
- la ristrutturazione del Coordinamento Organizzazione e Sistemi con l'obiettivo di promuovere l'innovazione tecnologica come leva di business, affiancare e indirizzare le diverse funzioni aziendali nelle richieste e definire meglio gli ambiti di responsabilità con la controllata Infogroup; le funzioni inerenti l'ICT sono state ridistribuite, accentrando presso la Capogruppo le attività di approvvigionamento e di program & cost management e aggregando presso Infogroup le attività operative e la gestione dell'infrastruttura tecnologica; è stato inoltre istituito il Comitato Sistemi Informativi, per assicurare la pianificazione dell'evoluzione strategica dell'informatica di Gruppo;
- la revisione della Direzione Commerciale, con l'obiettivo di concentrare le "fabbriche prodotto" in un'unica struttura che ne presidi l'intero ciclo di vita e consolidare la focalizzazione delle strutture di mercato / segmento sui processi di analisi segmento sull'identificazione dei bisogni della clientela e sulla spinta commerciale, individuando uno specifico presidio sul monitoraggio della qualità dei servizi e della comunicazione alla clientela e del grado di soddisfazione della stessa.

<u>Continuità Operativa</u>

E' stata costituita un'apposita Funzione a presidio della Continuità Operativa, sono stati definiti i piani di formazione delle risorse critiche delle funzioni accentrate e il relativo piano dei test ed è stato realizzato il Piano di Continuità Operativa di Gruppo; a proposito di quest'ultimo si segnala che esso prevede due scadenze: la prima al 30 giugno 2006 relativa al Piano di Business Continuity, già realizzato; la seconda al 31 dicembre 2006 relativa al Piano

di Continuità Operativa, in corso di attuazione. Per Infogroup è stata definita la pianificazione delle attività ed è in corso la fase di Business Impact Analysis.

Progetti

Con la gestione centralizzata dei progetti a livello di Gruppo, si è realizzato a fine giugno 2006 il passaggio della progettualità da Infogroup alla Capogruppo, con il conseguente allineamento degli strumenti informatici di Infogroup.
Nell'ambito del progetto attivato nel 2006 per lo sviluppo di una nuova piattaforma tecnologica multicanale per lo sportello (Progetto PTM), la trattativa per identificare il fornitore partner è stata condotta ampliando la base dei fornitori, allargando lo spettro di attività oggetto di negoziazione e rinegoziando la data di scadenza; tali operazioni hanno consentito di ottenere consistenti vantaggi in termini di costi.

Servizi operativi

Con il mese di maggio il Polo Territoriale dei Servizi Operativi presso CR Spezia è pienamente operativo sulle attività previste. Sono stati accentrati i depositi titoli di CR Spezia e sono state prese in carico la gestione degli archivi di CR Civitavecchia e la nuova procedura per la gestione delle GPM e quella relativa alle anagrafiche titoli delle Banche del Gruppo.

L'attività commerciale di Gruppo

Le attività commerciali realizzate nel primo semestre 2006, coerentemente con le linee di politica commerciale definite per l'esercizio in corso, si sono focalizzate su:

- il miglioramento della capacità di acquisizione di nuova clientela;
- il recupero di quota di mercato nel comparto degli impieghi, sia a privati che imprese;
- il sostegno alla crescita di alcune nuove ed importanti linee di business (es. servizi multicanale, polizze assicurative, fondi pensione, factoring).

Allo scopo di favorire l'attuazione di queste linee di politica commerciale la Rete dei Promotori Finanziari ha provveduto ad un riassetto logistico degli Spazi Finanziari, che al 30 giugno si attestano a 30, dislocati su 8 regioni e 21 province, con un numero di promotori pari a 171 unità e con volumi di raccolta pari a 482 milioni di euro, con un incremento di circa 40 milioni rispetto al 31 dicembre 2005.

Per quanto riguarda i canali innovativi il servizio Liberamente, destinato ai clienti privati ha registrato, a fine giugno 2006, circa 82.000 contratti sottoscritti, con un incremento del 20% rispetto al 31 dicembre 2005. Nel primo semestre 2006 i clienti hanno effettuato circa 134.000 operazioni dispositive, mentre per quel che concerne l'operatività informativa sono state effettuate 3.860.000 operazioni (+47% rispetto al primo semestre 2005).

Un'importante novità è rappresentata dall'attivazione, a partire dal 16 giugno 2006, del nuovo servizio di avvisi SMS gratuiti a fronte di operazioni di bonifico e di ricarica di carte prepagate. Tale iniziativa, particolarmente apprezzata dalla clientela (oltre 2.000 adesioni in due settimane), è finalizzata ad incrementare la sicurezza delle operazioni dispositive sottoposte a maggior rischio di frodi.

Per quanto concerne le imprese, a fine giugno 2006 è stato lanciato B@B light, il nuovo servizio di home banking via Internet monoazienda e monobanca, destinato alle piccole aziende; il servizio si articola in tre distinti moduli (Base, Plus ed Extra), destinati a soddisfare, in modo crescente, le diverse esigenze informative e dispositive di questo particolare target di clientela.

Mercato Retail

Al fine di conseguire gli obiettivi di acquisizione di nuova clientela è stata lanciata l'iniziativa "Presenta un Amico edizione 2006", che ha previsto una novità rispetto alla campagna 2005, ovvero la possibilità data al cliente "presentatore" di scegliere tra il bonus di 78 euro ed un decoder digitale terrestre (previa attivazione del contratto Liberamente), con l'obiettivo di favorire la diffusione della Multicanalità. L'iniziativa ha portato all'apertura di 11.800 nuovi conti, con conseguente acquisizione di nuova raccolta e acquisto di nuovi prodotti.

Per migliorare la capacità di trattenere la clientela è continuato l'utilizzo dello score di attrition e sono stati creati prodotti "ad hoc" di conto corrente (conti "riduzione attrition").

Al fine di migliorare la comunicazione nei confronti della clientela, è stato portato a compimento il progetto che permette alla Banca di personalizzare i messaggi inviati nell'estratto conto in base alle caratteristiche dei correntisti.

Al 30 giugno 2006 lo stock di conti correnti a pacchetto della clientela privata risulta pari a 274.000 unità, con un incremento dello stock pari al 17% rispetto al periodo corrispondente del 2005.

Tra i prodotti che hanno riscosso un buon successo commerciale, si segnalano le carte prepagate: al 30 giugno 2006 risultano attive 57.200 carte (+34% rispetto al 30 giugno 2005).

Sul versante degli impieghi, nel primo semestre 2006 sono stati deliberati mutui "casa" per oltre 300 milioni di Euro e per quanto concerne la commercializzazione della linea di prestiti personali di Findomestic "Prestissimo" sono stati erogati circa 33 milioni di euro, 11 milioni in più (48%) rispetto all'analogo periodo 2005.

In riferimento ai prodotti di investimento, nel primo semestre del 2006 sono state effettuate 50 emissioni di prestiti obbligazionari sul mercato domestico per complessivi 556 milioni di euro circa, con un incremento del 3,2% rispetto allo stesso periodo dell'anno precedente. Tra queste è stata di particolare rilievo l'emissione del prestito subordinato Lower Tier II di Banca CR Firenze per 85 milioni di euro, collocata da tutte le Banche del Gruppo, nonché della polizza "Index-Linked 29 giugno 2006" per complessivi 78 milioni di euro.

Inoltre, sempre nel comparto assicurativo, si è provveduto, in collaborazione con Centrovita Assicurazioni S.p.A., ad un rafforzamento dell'offerta nell'area "Protezione", con una nuova versione della polizza infortuni "Obiettivo Protezione Persona" e con il lancio di "Obiettivo Protezione Famiglia", temporanea caso morte, con massimali di copertura modulabili in caso di decesso per infortunio o incidente stradale.

La raccolta premi lorda a livello di Gruppo del primo semestre 2006 ammonta a circa 323 milioni di euro, in forte aumento rispetto a quella dell'anno precedente (+40%). Degno di rilievo anche il contributo dei premi ricorrenti e dei versamenti liberi (circa 76 milioni di euro) +52% rispetto allo stesso periodo del 2005.

In ambito Gestioni Individuali di Portafoglio l'offerta è stata ampliata con quattro nuove linee di Gestione: 3 linee "ETF - Multistyle" caratterizzate dalla presenza di Sicav ed ETF e una diversa percentuale azionaria massima (15%, 25% o 100%) e una linea obbligazionaria in titoli "GPM Obiettivo" caratterizzata da un orizzonte temporale pre-definito (circa 4 anni), in prossimità del quale la gestione si trasforma in una linea monetaria.

Al 30 giugno 2006 la consistenza del patrimonio gestito dal Gruppo sotto forma di Gestioni Individuali di Portafoglio ammonta a 2.800 milioni di euro.

Nel comparto Fondi Pensione, CRF Previdenza ha continuato a qualificarsi come il fondo pensione più attrattivo del mercato, posizionandosi come il primo operatore per nuove iscrizioni. Al 30 giugno 2006 le adesioni individuali hanno raggiunto le 22.000 unità (+22% rispetto al 31 dicembre 2005); inoltre, grazie al perfezionamento dell'adesione collettiva dei dipendenti di CR Civitavecchia, si è registrata una crescita significativa del patrimonio

amministrato (circa +50% rispetto a dicembre 2005), che al 30 giugno 2006 supera i 52 milioni di euro.

Nel primo semestre 2006 l'attività commerciale del mercato delle Piccole Imprese si è concentrata principalmente sugli obiettivi di acquisizione di nuova clientela e nuovi volumi di impiego, concretizzandosi in alcune iniziative commerciali rivolte, in particolare, alle imprese operanti nel settore agrario e nel settore turistico, che hanno portato all'acquisizione di oltre 35 milioni di nuovi impieghi.

E' proseguita con successo l'attività di commercializzazione del prodotto "Fido Unico", lanciato a novembre 2005: al 30 giugno 2006 sono stati aperti circa 1.400 nuovi rapporti per oltre 22 milioni di euro di affidamenti.

E' continuata l'attività di collaborazione con i Consorzi Fidi, grazie alla quale si sono registrate crescite significative degli affidamenti accordati tramite questo canale. In questo ambito è stata attivata, in collaborazione con il consorzio Eurofidi, la nuova piattaforma di credito on-line, che consentirà alle imprese operanti in Toscana e Umbria, sia clienti che non clienti, di richiedere operazioni di finanziamento consortile via web.

E' poi proseguito l'ottimo trend di commercializzazione dei c/c della linea Ioimpresa che al 30 giugno 2006 hanno raggiunto uno stock di circa 29.000 conti (con un incremento di oltre 3.000 unità rispetto a dicembre 2005).

Mercato Imprese

Le attività poste in essere nei primi sei mesi del 2006 sono principalmente:

- l'azione sui clienti "Core" (aziende medio-grandi ad alto potenziale di sviluppo) del Canale mirata all'incremento della quota di mercato;
- lo sviluppo e l'acquisizione di nuovi flussi commerciali sia in Italia che all'estero
- il lancio di prodotti in convenzione con Confidi Toscana (Consorzio di Garanzia dell'Associazione Industriali di Firenze), in vista di Basilea 2;
- lo sviluppo della collaborazione con Centro Factoring;
- le iniziative intraprese nel settore agrario;
- la sinergia con Banca CR Firenze Romania.

Per quanto concerne l'azione sui clienti "Core", all'inizio dell'anno sono stati individuati oltre 500 clienti - in base a criteri di redditività e rischiosità - con l'obiettivo di diventarne Banca di riferimento, in termini sia di accordato che di acquisizione di flussi commerciali.

L'attività di acquisizione/sviluppo di nuovi flussi commerciali ha portato, nel primo semestre dell'anno, ad un incremento delle assunzioni di portafoglio del 6% rispetto allo stesso periodo del 2005.

Per quanto concerne il comparto estero, i dati relativi alle operazioni mercantili canalizzate nel semestre 2006 evidenziano una crescita di oltre il 13% (1,58 miliardi di euro contro 1,39 miliardi di euro di giugno 2005).

I nuovi prodotti (Confidi Capital e Confidi Struttura Finanziaria) realizzati in collaborazione con Confidi Toscana hanno portato alla stipula di nuove operazioni per circa 11 milioni di euro in quattro mesi. L'operatività nelle forme tradizionali è addirittura raddoppiata.

In riferimento all'attività con Centro Factoring SpA è stata pianificata una metodologia strutturata di approccio al cliente, che al 30 giugno 2006 ha portato a sviluppare un turnover di circa 188 milioni di euro (+72% sullo stesso periodo del 2005).

Grazie agli specialisti di prodotto, sono cresciute notevolmente le quote di mercato nel settore agrario. Questo risultato è dovuto soprattutto ad un'intensa attività di acquisizione di nuove posizioni e all'ampliamento della gamma dei prodotti, che coprono le totalità delle esigenze di un'azienda agricola: crediti a breve, come anticipazioni e scoperti di conto, oltre a finanziamenti a medio lungo termine per investimenti. Gli impieghi deliberati relativi a questi ultimi sono stati pari a circa 55 milioni di euro.

Con l'acquisizione di Daewoo Bank Romania (ora Banca CR Firenze Romania) è stata avviata una intensa attività di assistenza alla clientela per l'inserimento o consolidamento in un mercato con interessanti prospettive di crescita.

Coerentemente con gli obiettivi di canalizzazione dei flussi commerciali da/verso la Romania, è stato individuato un target di imprese clienti su cui è stata impostata un'attività strutturata di contatti e visite. Tale attività ha prodotto l'avvio di un significativo numero di nuovi rapporti con Banca CR Firenze Romania.

Nel campo della finanza d'impresa si segnala l'asseverazione di 7 progetti di Project Financing relativi a proposte di realizzazione e gestione di opere pubbliche (piazze, viabilità, parcheggi) e di pubblica utilità (Residenze Sanitarie Assistite, abitazioni per ceti sociali deboli) da parte di soggetti privati, per un importo globale di investimenti superiore a 37 milioni di euro e la potenziale attivazione di nuovi finanziamenti per circa 19 milioni di euro.

L'attività di acquisition finance ha visto la partecipazione a 3 operazioni che hanno generato impieghi per 18 milioni di euro e l'organizzazione, in qualità di capofila, di un finanziamento in pool per un'operazione di sviluppo immobiliare di circa 45 milioni di euro; è stato inoltre perfezionato l'acquisto di tranches relative alla cessione pro-soluto di crediti verso la Pubblica Amministrazione per un controvalore nominale superiore a 10 milioni di euro.

Mercato Private

Nel primo semestre 2006 le principali linee di intervento del Canale Private hanno riguardato lo sviluppo dell'asset mix della raccolta, concentrandosi sulle gestioni patrimoniali, prodotto core del Canale.

In particolare, sono state proposte alla clientela linee di prodotto che non solo consentono molteplici possibilità di investimento e la messa a punto di asset coerenti con il proprio profilo di rischio, ma anche opportunità di posizionamenti tattici del portafoglio da realizzarsi secondo le contingenti evoluzioni dei mercati finanziari. Si ricordano a questo proposito "Equity 40", che presenta un profilo più dinamico sia per la maggiore componente azionaria sia per la più ampia diversificazione delle aree di investimento nonché la nuova versione di "Equity 15", che, accrescendo il peso delle componenti azionario Europa rispetto al mercato italiano offre maggiori possibilità di diversificazione.

In considerazione del consenso presso la clientela della linea di Gestioni Private Scelta Dinamica, l'offerta si è ulteriormente personalizzata con un nuovo portafoglio, completamente monetario, con finalità di temporanea allocazione della liquidità in vista di un riposizionamento strategico coerente col profilo di rischio del cliente e lo scenario del mercato di riferimento.

A quasi un anno dal suo ingresso nel listino d'offerta Private, continuano a crescere a ritmi sostenuti anche i contratti della gestione con Preventivo assenso "Private Scelta Condivisa", struttura di investimento innovativa destinata alla clientela che vuole essere attivamente partecipe alle scelte di investimento del proprio portafoglio.

A seguito delle azioni sopra descritte l'andamento della raccolta del Mercato Private nel primo semestre 2006 ha registrato una crescita dei volumi rispetto ad inizio anno pari all'8%.

Si è ulteriormente rafforzato l'ottimo posizionamento della Banca nei confronti della clientela con patrimonio superiore a 500.000 euro, nel primo semestre dell'anno il tasso di acquisizione clientela ha confermato infatti il trend positivo dello scorso anno: da 0,86% del giugno 2005 a 1,41% attuale. Complessivamente il tasso di sviluppo è incrementato dello 0,50% rispetto allo stesso periodo dell'anno precedente.

Nel primo semestre 2006 è stata realizzata la nuova versione di "Pianoforte", lo strumento di supporto del Gestore che consente di procedere alla rilevazione dei profili di rischio, all'analisi di portafoglio ed all'eventuale riallineamento a portafogli modello. La peculiarità di questa nuova versione risiede prevalentemente nella classificazione dei dati secondo varie modalità per ottenere una visione più articolata degli investimenti dei clienti e per agevolare la verifica di coerenza tra portafoglio reale e propensione al rischio/aspettative di rendimento.

Inoltre, per diffondere ulteriormente il marchio Banca CR Firenze Private Banking, nonché rafforzare la relazione con i clienti, sono state organizzate varie iniziative, visite guidate a mostre - quali quelle di "Arnolfo di Cambio" e "Leon Battista Alberti" - e presenze a concerti tra cui, di particolare rilievo e successo, quelli diretti dal Maestro Riccardo Muti al Teatro Comunale.

Al 30 giugno 2006 il numero di servizi di tesoreria e cassa gestiti da Banca CR Firenze è pari a 298 unità (187 con servizio di cassa e 111 con servizio di tesoreria). Al fine di migliorare il servizio nei confronti degli Enti e per rispondere alle maggiori richieste di prodotti informatici da utilizzare per facilitare l'accesso, in modo celere e sicuro, a tutti i servizi che le amministrazioni pubbliche offrono ai propri cittadini, è proseguita l'attività per la diffusione di nuovi prodotti di pagamento in via telematica e tramite carte di credito (Bankpass Web, Pagoclic ecc.). Altre novità di rilievo introdotte sono state l'avvio del Mandato Informatico e della Firma Digitale, indispensabili per una efficiente e sicura gestione dei servizi di tesoreria e cassa. Nel primo semestre 2006 si evidenzia inoltre un maggior ricorso da parte degli Enti, visti i ridotti trasferimenti da parte dell'Amministrazione Centrale, alla richiesta di finanziamenti.

L'attività creditizia di Gruppo

Si riportano di seguito i dati relativi alle principali operazioni creditizie erogate nel primo semestre 2006:

STATISTICHE OPERAZIONI IPOTECARIE
1 gennaio – 30 giugno 2006

Tipologia di operazioni pervenute	Numero di operazioni pervenute
Banca CR Firenze	
Soggetti privati	1.807
Soggetti impresa	693
Totale	2.500
Cassa Risparmio di Pistoia e Pescia	
Soggetti privati	265
Soggetti impresa	135
Totale	400
Cassa di Risparmio di Civitavecchia	
Soggetti privati	94
Soggetti impresa	38
Totale	132
Cassa di Risparmio di Orvieto	
Soggetti privati	108
Soggetti impresa	63
Totale	171
Cassa di Risparmio di Mirandola	
Soggetti privati	47
Soggetti impresa	16
Totale	63
Cassa di Risparmio della Spezia	
Soggetti privati	189
Soggetti impresa	39
Totale	228
Totale	
Soggetti privati	2.510
Soggetti impresa	984
Totale generale	3.494

Controllo sulla gestione del rischio di credito

E' proseguita l'attività di rilevazione di specifici eventi e di monitoraggio su aggregati relativi alle principali aree di attività e fasi del processo del credito.
A seguito dell'introduzione della classificazione "Sconfinati perduranti oltre 180 giorni" è stata avviata una specifica attività volta sia a ridurre l'incidenza del fenomeno, sia a più incisive modalità di gestione.
E' proseguita l'attività di controllo a campione sull'alimentazione degli score sui clienti business e privati ed è stata avviata quella sull'alimentazione del rating "MIRA".
E' continuata la produzione del TdB "Analisi dell'Esposizione ai Rischi Aziendali", a livello aziendale e di Gruppo.

Consorzi Garanzia Collettiva Fidi

Nell'ambito delle relazioni esistenti con i consorzi garanzia collettiva fidi è stato curato l'ampliamento della gamma di offerta, ricercandone la diversificazione in relazione alla rischiosità della clientela.
Questa attività si è concretizzata, nel corso del primo semestre 2006, con la realizzazione di oltre 50 nuovi accordi operativi sottoscritti ad integrazione delle convenzioni esistenti.
E' stato anche introdotto il nuovo iter "Delibere con Procedura Rapida" che permette alla Banca, sulla base della sottoscrizione di un preimpegno consortile al rilascio di garanzia, la delibera immediata delle operazioni di importo contenuto, con indubbio vantaggio in termini di efficacia delle relazioni.
Sono in fase di realizzazione i nuovi accordi legati alla politica di aggregazione (tra gli altri, la costituzione di CentroFidi Terziario, nuovo Intermediario Finanziario Vigilato sorto dalla fusione dei Consorzi Fidi di area ConfCommercio) e di trasformazione dei Consorzi in relazione alla prossima applicazione dell'Accordo di Basilea II.

Il Risk Management

Nei primi mesi del 2006 gli indicatori patrimoniali obbligatori (Total capital ratio e Solvency ratio) risultano, come in passato, entro i limiti prefissati dall'Organo di Vigilanza, sia a livello consolidato che a livello individuale.
L'incremento annuo degli impieghi complessivi del Gruppo si caratterizza anche per una elevata componente di garanzie reali e di crediti di firma.

L'indice di rischiosità primaria (sofferenze/impieghi) è in linea rispetto ai dati medi del sistema bancario, mentre minore risulta la rischiosità potenziale (incagli/impieghi).

Tutte le banche presentano valori dei rischi di tasso e di mercato entro i limiti stabiliti dal regolamento interno per la gestione dei rischi finanziari e del rischio di controparte del Gruppo. L'esposizione a tali rischi è misurata con modelli interni, parallelamente alla rilevazione di Vigilanza sui requisiti patrimoniali obbligatori.

E' proseguita l'introduzione a livello operativo dei nuovi modelli di rating e scoring. Il monitoraggio nel tempo evidenzia un aumento dei fidi utilizzati dalla clientela meno rischiosa.

In base agli ultimi dati disponibili il Gruppo registra una rischiosità operativa, misurata sul margine d'intermediazione, mediamente inferiore rispetto al sistema bancario.

Le risorse umane e la rete territoriale

Organici

DIPENDENTI DEL GRUPPO Società consolidate integralmente	30 giugno 2006	31 dicembre 2005	Variazione
Banca CR Firenze SpA	3.380	3.356	24
CR Pistoia e Pescia SpA	692	692	0
CR Civitavecchia SpA	212	209	3
CR Orvieto SpA	188	179	9
CR Mirandola SpA	182	188	-6
CR della Spezia SpA	529	519	10
Infogroup SpA	381	373	8
Citylife SpA	4	4	0
Centrovita Assicurazioni SpA	39	37	2
Immobiliare Nuova Sede Srl	1	1	0
Banca C.R. Firenze Romania SA (*)	142	0	142
CR Firenze Mutui Srl	0	0	0
Perseo Finance Srl	0	0	0
CR Firenze Gestion Internationale SA	1	1	0
Totale Nr. Dipendenti	**5.751**	**5.559**	**181**

Società consolidate con il metodo del patrimonio netto	30 giugno 2006	31 dicembre 2005	Variazione
Gruppo Findomestic	1.970	1.973	-3
Centro Factoring SpA	106	107	-1
Centro Leasing Banca SpA	308	312	-4
Totale Nr. Dipendenti	**2.384**	**2.392**	**-8**

(*) non ancora consolidata al 31 dicembre 2005; a tale data il personale della società ammontava a 130 unità

Le risorse impiegate sui Canali sono pari al 73,2% dell'organico complessivo.

Piano sportelli

In data 10 marzo 2006 Banca CR Firenze ha aperto lo sportello avanzato di Barberino di Mugello Outlet, mentre l'8 maggio 2006 è stata aperta la Filiale di Castelmaggiore (Bologna); in data 6 marzo 2006 CR Orvieto ha aperto il Centro Imprese di Orvieto e in data 12 giugno 2006 è stato aperto il Centro Private della stessa città; in data 30 gennaio 2006 CR Spezia ha aperto lo sportello di Genova Bolzaneto. Più in dettaglio, la distribuzione territoriale degli sportelli del Gruppo sul territorio nazionale è la seguente:

provincia	*CRF*	*CRP*	*CRC*	*CRO*	*CRM*	*CRS*	***Gruppo***
Firenze	133	4					137
Arezzo	35						35
Siena	19						19
Grosseto	16						16
Lucca	13	8					21
Prato	11	4					15
Pistoia	2	51					53
Massa Carrara	10					8	18
Pisa	13						13
Livorno	10						10
Genova						1	1
La Spezia						53	53
Perugia	17			2			19
Terni				22			22
Roma	10		26	5			41
Viterbo			4	9			13
Bologna	4	10					14
Modena					20		20
Parma						2	2
Reggio Emilia					1	1	2
Mantova					7		7
Verona					1		1
TOTALI gen	293	77	30	38	29	65	532

Selezione

Le attività di selezione sono condotte ormai stabilmente a livello di Gruppo e da inizio anno anche per Banca CR Firenze Romania per la quale, oltre a vari colloqui di selezione, è stato eseguito un assessment su tutto il personale della Sede centrale.

Nel semestre sono pervenuti 6.704 curricula; 1.245 candidati hanno partecipato a test psico-attitudinali e sono stati effettuati 437 colloqui dei quali: 61 per assunzione di specialisti e 26 per gli appartenenti alle categorie protette. Hanno inoltre preso avvio 18 periodi di stage, con una durata concordata fra i 2 e i 6 mesi.

Sviluppo e gestione delle risorse umane

E' stata avviata una terza edizione di PERSEO, programma di sviluppo volto a far acquisire conoscenze e competenze tipicamente manageriali a persone che non abbiano finora ricoperto funzioni di responsabilità organizzativa, allargata a tutte le Banche del Gruppo: è in corso la selezione dei partecipanti (in totale 16 persone).
Presso la Capogruppo, nel mese di febbraio 2006 si sono concluse le prime due edizioni di PERSEO; sono stati inoltre definiti i Percorsi di Sviluppo relativi ai Canali di Vendita (Retail, Imprese e Private) e ad alcune Strutture Centrali e sono stati definiti e presentati i Sistemi Incentivanti 2006 per i Canali di Vendita e le strutture di Sede Centrale.

Formazione

Nella Capogruppo le principali aree di intervento hanno riguardato lo sviluppo di competenze manageriali (in coerenza con il profilo atteso della famiglia professionale di appartenenza), e l'area credito e finanza. E' iniziata una nuova edizione del master per i Gestori Imprese con la partecipazione di 21 risorse; sono proseguite le attività formative inerenti il presidio dei rischi (erogazione del nuovo modulo "Gestire il rischio di credito" e "Pianoforte 2") e l' avvio dell'attività formativa a supporto della IX iniziativa Patti Chiari, "Informativa allo sportello nelle operazioni d'acquisto degli strumenti finanziari". Nel primo semestre 2006 sono inoltre state erogate le consuete sessioni sul D. Lgs. 231 per posizioni apicali e per aggiornamento sull'evoluzione del quadro normativo (Market abuse e Legge sul risparmio), oltre a numerosi interventi formativi in materia di normativa Antiriciclaggio che a livello di Gruppo hanno coinvolto 618 risorse.
Nel comparto family ha preso avvio un nuovo modulo formativo – "Portafoglio family: raggiungere gli obiettivi", che ha registrato la partecipazione di 60 gestori. Per il personale della Rete distributiva è stato avviato a giugno 2006 il censimento delle conoscente tecniche on line. Infine, 135 neo assunti hanno partecipato ai corsi di "Inserimento nella rete distributiva".
L'attività formativa complessivamente erogata per Banca CR Firenze in orario di lavoro si è attestata a 10.470 giornate/uomo, con il coinvolgimento dell'82,4 % del personale ed una fruizione media di 3,5 giorni di formazione a partecipante. A livello di intero Gruppo bancario sono state erogate complessivamente 16.402 giornate di formazione in orario lavorativo.

Comunicazione interna

E' stato realizzato il Piano di Comunicazione Interna Integrata di Gruppo (PIIC) per l'anno 2006, nel quale sono pianificate tutte le attività ed i progetti più significativi che verranno svolti dalle diverse Funzioni aziendali. Inoltre, presso la Capogruppo ha preso avvio la rilevazione della motivazione del personale e del clima interno negli ambienti di lavoro. E' stata estesa la Intranet di Gruppo a CR Spezia, con la creazione di una home page personalizzata.

Rapporti di lavoro

E' stata conclusa la procedura sindacale di legge e di contratto con le OO.SS. di CR Mirandola e della Capogruppo in ordine alla programmata fusione per incorporazione della stessa CR Mirandola; si sono incontrate le rappresentanze del personale di Cerit in merito alle ricadute sul rapporto di lavoro conseguenti alle variazioni legislative in atto nel settore della riscossione tributi ed agli impatti che queste potrebbero avere sugli assetti proprietari delle due società. E' stato attivato il Coordinamento per controllo delle attività prescrittive ex D.Lgs. 196/03 per le Banche del Gruppo.

L'attività di comunicazione

Nel primo semestre 2006 le iniziative di comunicazione del Gruppo, oltre all'attività ordinaria, si sono concentrate su alcuni progetti specifici.
In ambito istituzionale, oltre alla realizzazione di una nuova pubblicità di Banca CR Firenze per le inserzioni sulla stampa locale e nazionale, sono stati promossi alcuni eventi che hanno visto il Gruppo Banca CR Firenze nel ruolo di sponsor e promotore, come la mostra dedicata a Leon Battista Alberti, per la quale la comunicazione si è concentrata sulle finalità della sponsorizzazione e sulle agevolazioni esclusive riservate alla clientela del Gruppo (tra cui alcune serate ad invito riservate in esclusiva). La Capogruppo ha inoltre promosso l'incontro con Vincenzo Novari, AD di 3Italia, nell'ambito del ciclo di incontri organizzati da Progetto Città, la quinta edizione del Premio Città di Firenze, la mostra d'arte del legno andino "Artesanos Campesinos", allestita presso la Sala delle Colonne di via Bufalini, il convegno del Sole 24 Ore "IAS/IFRS in Italia" e il Forum sull'Ambiente organizzato da Greenaccord, ospitati a Palazzo Incontri.

Rinnovata la presenza istituzionale in alcuni appuntamenti di numerosa partecipazione di pubblico, come il Torneo Internazionale di Tennis, il Torneo di golf al Circolo dell'Ugolino, il Premio Perseo e il Trofeo Banca CR Firenze al Centro Ippico Toscano.

Ad aprile l'attività di comunicazione verso i media si è concentrata sull'appuntamento annuale più rilevante a livello istituzionale, l'Assemblea degli Azionisti di Banca CR Firenze; infine, a seguito dell'acquisto di Banca CR Firenze Romania, sono state predisposte iniziative per la promozione del nuovo marchio ed è stata organizzata a Bucarest una presentazione della nuova banca alla stampa rumena, con ampia partecipazione di giornalisti e copertura media.

L'integrazione della Cassa di Risparmio di Mirandola in Banca CR Firenze ha comportato la realizzazione ed il coordinamento di attività di comunicazione verso la clientela, i media ed i principali portatori di interesse dell'area territoriale di Mirandola.

In ambito commerciale è proseguita la campagna "Ti presento un amico", fornendo alle Filiali il necessario supporto di strumenti di comunicazione e realizzando una campagna di stampa su alcuni media (giornali locali e radio). E' stata inoltre predisposta una campagna pubblicitaria a sostegno del lancio di quattro nuovi comparti di Giotto Lux Fund.

E' stato realizzato il progetto "Comunicazione multimediale nelle filiali", con la realizzazione di spot da trasmettere nei totem presenti nelle filiali del Gruppo. E' stata avviata l'indagine sulla percezione ed il gradimento del progetto "Patti Chiari" verso tutte le banche del Gruppo, assieme ad una verifica degli strumenti di comunicazione presenti in filiale.

In abbinamento all'estratto conto trimestrale, tutta la clientela ha ricevuto la Newsletter con le informazioni relative alle nuove iniziative commerciali per la clientela privati e per la clientela imprese. In particolare, per l'estratto conto al 30 giugno 2006 è stato condiviso a livello di Gruppo il nuovo documento riepilogativo, improntato a maggior trasparenza e ricchezza di informazioni. Sul piano dell'attività editoriale sono uscite le riviste Toscana Qui, realizzata grazie al contributo di Banca CR Firenze, e "Tam-tam", rivista realizzata per la clientela del Gruppo che aggiorna i lettori sui vantaggi dei conti della linea Giotto.

6. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/ IFRS e secondo la circolare Banca d'Italia n. 262 del 22 dicembre 2005 è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna.

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione degli elementi reddituali e patrimoniali si è proceduto innanzitutto all'individuazione dei seguenti settori di attività.

- *Retail*, che include i seguenti sottosettori:
  - retail;
  - promotori finanziari;
  - altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito).
- *Imprese e Private*.
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della Tesoreria a livello di Gruppo).
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio).
- *Corporate center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto).

I criteri di calcolo della redditività per settore di attività

I costi e i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti, inoltre i costi indiretti relativi ai servizi resi dal Corporate Center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate Center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) o al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà).

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo).

Conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return On Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di Gruppo del settore e il capitale da esso assorbito calcolato come sopra descritto.

I dati di settore (*)

	RETAIL	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	CORPORATE CENTER	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)						
giugno 2006	348	75	11	30	25	488
giugno 2005	313	74	10	24	38	459
Variazione 2006/ 2005 (%)	11,3%	1,1%	19,3%	25,5%	-32,6%	6,3%
UTILE DELL'OPERATIVITA' CORRENTE (€/mil)						
giugno 2006	100	27	7	22	6	162
giugno 2005	63	24	4	16	21	129
Variazione 2006/ 2005 (%)	59,5%	14,4%	92,6%	36,6%	-73,0%	25,6%
UTILE NETTO (incluso pertinenza III) (€/mil)						
giugno 2006	59	19	4	16	5	105
giugno 2005	29	17	3	12	24	87
Variazione 2006/ 2005 (%)	103,0%	11,9%	42,9%	35,3%	-77,5%	20,6%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)						
giugno 2006	9.606	4.392	4.536	2.689	731	21.954
dicembre 2005	9.243	4.065	3.615	2.598	975	20.497
Variazione 2006/ 2005 (%)	3,9%	8,0%	25,5%	3,5%	-25,0%	7,1%
TOTALE PASSIVITA' ONEROSE (€/mil)						
giugno 2006	12.310	2.325	2.770	28	638	18.070
dicembre 2005	11.835	2.370	1.696	28	863	16.792
Variazione 2006/ 2005 (%)	4,0%	-1,9%	63,3%	-0,2%	-26,1%	7,6%
CAPITALE ALLOCATO MEDIO (€/mil)						
giugno 2006	497	260	111	64	682	1.614
dicembre 2005	468	246	109	82	510	1.415
Variazione 2006/ 2005 (%)	6,1%	5,6%	1,9%	-21,4%	33,8%	14,1%
REDDITIVITA' ANNUALIZZATA (%)						
giugno 2006	23,9%	14,8%	7,6%	51,2%	1,6%	13,0%
dicembre 2005	18,6%	13,7%	13,6%	36,0%	1,7%	12,3%
Variazione 2006/ 2005 (%)	5,3%	1,1%	-6,0%	15,2%	-0,1%	0,7%
PERSONALE (incl. tempo determinato)						
giugno 2006	4.158	426	25	40	1.102	5.751
dicembre 2005	3.967	442	23	38	1.089	5.559
Variazione 2006/ 2005 (%)	4,8%	-3,6%	10,8%	5,3%	1,2%	3,5%

(*) Si segnala che i dati al 30 giugno 2005 sono stati ricostruiti facendo uso, laddove ritenuto necessario, di stime ragionevoli.

I risultati conseguiti nel primo semestre 2006, rispetto al corrispondente periodo dell'esercizio precedente, mostrano un miglioramento della redditività annualizzata diffuso sui settori commerciali; la redditività annualizzata del "Corporate Center" risulta peraltro in calo anche a causa della crescita del capitale allocato, che incorpora convenzionalmente l'aumento di capitale sociale a pagamento effettuato nel primo semestre 2006 da parte della Capogruppo.

Il positivo andamento dei settori commerciali viene confermato anche dalla dinamica degli aggregati patrimoniali sottostanti, con crescite di particolare rilievo nei settori "Finanza" e "Imprese e Private".

7. Altre informazioni

Il rating

Nel corso dei primi sei mesi dell'anno 2006 i ratings assegnati da Moody's e da Fitch non hanno subito variazioni e sono i seguenti:

- Moody's Investor Service: A2/P-1
- Fitch Ratings: A-/F2

Il primo è sul "debito a lungo termine", il secondo sul "debito a breve termine".

L'andamento del titolo nel primo semestre

Il titolo Banca CR Firenze ha chiuso il primo semestre a € 2,191, in crescita dell'1,5% rispetto al valore di chiusura del 2005. Nello stesso periodo l'indice S&P MIB è cresciuto del 2,1% mentre l'indice MIDEX e quello di settore, MIB Banche, sono saliti, rispettivamente, dell'11,9% e del 7,0%.
Nel periodo sono state scambiate mediamente più di un milione e quattrocentomila azioni al giorno.

La composizione dell'azionariato

Nei primi mesi dell'anno è stata completata la prima tranche del piano di stock-option a favore dei dirigenti della Banca e delle società del Gruppo, con la sottoscrizione da parte dei beneficiari delle residue 241.181 azioni.
L'assemblea straordinaria del 27 aprile 2006 ha deliberato 3 operazioni di variazione del capitale sociale:

1) un aumento a titolo gratuito, mediante passaggio a capitale di riserve disponibili, completato il 31 maggio 2006 con l'aumento del valore nominale delle azioni da 0,57 euro a 0,60 euro e con l'assegnazione agli azionisti di 2 nuove azioni ogni 15 possedute;

2) un aumento a pagamento con attribuzione del diritto d'opzione alla generalità degli azionisti per un importo complessivo, compreso il sovrapprezzo, di 150 milioni di euro. In conformità alle deliberazioni assembleari, nella riunione del C.d.A. dell'8 giugno 2006 sono stati fissati i termini dell'operazione e in particolare il prezzo di sottoscrizione delle azioni di nuova emissione nella misura di 1,75 euro per azione e conseguentemente il rapporto di sottoscrizione, nella misura di 1 nuova azione ogni 15 possedute. L'aumento di capitale ha incontrato il favore del mercato tanto che su un totale di 1.288.924.290 diritti attribuiti ne sono stati esercitati 1.285.455.960 il 29 giugno 2006, a seguito della conclusione della trattazione dei diritti sul Mercato Telematico Azionario, mentre i residui 3.468.330 diritti inoptati, offerti in asta ai sensi del 3° comma, 2° periodo, dell'art. 2441 c.c, sono stati interamente esercitati il 13 luglio. A seguito dell'operazione sono state quindi emesse complessivamente 85.928.286 azioni;

3) l'accorpamento delle azioni, con l'attribuzione di 6 azioni del valore nominale di 1 euro al posto di 10 azioni dell'attuale valore nominale di 0,60 euro; tale operazione dovrà essere realizzata tra il 16 ottobre 2006 ed il 27 luglio 2007.

Il capitale sociale, dopo la conclusione dell'aumento a pagamento, si è attestato ad 824.911.549,80 euro.
Le interessenze dei principali soci, in base alle informazioni disponibili, sono di seguito rappresentate.

Socio	n° azioni	quota
Ente CR Firenze	579.089.943	42,127%
Sanpaolo IMI SpA	256.497.774	18,660%
BNP-Paribas SA	90.023.800	6,549%
Fondazione CR Spezia	53.996.960	3,928%
Fondazione CR Pistoia e Pescia	50.834.627	3,698%
Banca CARIGE	34.566.245	2,515%
SOFIBAR (CR Ravenna) SpA	15.025.000	1,093%
Altri (Mercato)	294.587.012	21,430%
Totale	1.374.621.361	100,000%

Di significativo rilievo è inoltre la partecipazione detenuta, anche attraverso controllate, da Fidelity International Limited, società di gestione di fondi d'investimento del gruppo Fidelity Investment, la cui quota, sulla base delle comunicazioni fatte pervenire ai sensi dell'art. 120 del Testo Unico

dell'Intermediazione Finanziaria, deve ritenersi attualmente compresa fra il 2% ed il 5%.

Governance della società

Il 12 aprile 2006 l'Ente Cassa di Risparmio di Firenze, la Fondazione Cassa di Risparmio della Spezia e la Fondazione Cassa di Risparmio di Pistoia e Pescia hanno stipulato un patto parasociale triennale riguardante i rapporti fra gli stessi soci in ordine alle rispettive partecipazioni in Banca CR Firenze SpA Sui contenuti dell'accordo si rinvia all'estratto pubblicato, ai sensi dell'art. 122 del TUIF, su Il Sole 24 Ore del 22 aprile 2006 e sul sito internet della Consob, nella sezione dedicata a Banca CR Firenze SpA.

Gli stessi soci, in data 14 aprile 2006, unitamente alla SO.FI.BA.R. Società Finanziaria di Banche Romagnole SpA, controllata dalla Cassa di Risparmio di Ravenna SpA, hanno raggiunto un ulteriore accordo avente ad oggetto l'esercizio del diritto di voto limitatamente alla successiva assemblea degli azionisti di Banca CR Firenze SpA, fra cui la comune presentazione di una lista di candidati alla carica di amministratore.

Il 27 aprile 2006 si è tenuta l'assemblea degli azionisti della Capogruppo, sia in sede ordinaria, sia in sede straordinaria.

In sede ordinaria è stata approvato innanzitutto il bilancio dell'esercizio 2005 e la distribuzione di un dividendo di 0,052 euro per azione. Si è provveduto inoltre al rinnovo del Consiglio d'Amministrazione tramite votazione per liste di candidati. La lista presentata dai soci aderenti all'accordo parasociale cui sopra si faceva riferimento ha ottenuto il maggior numero di voti, seguita da quelle presentate da Sanpaolo-IMI e da BNP Paribas. Il nuovo Consiglio di Amministrazione così nominato è composto da Aureliano Benedetti (Presidente), Piero Antinori (Vice Presidente), Pier Giovanni Marzili, Giuseppe Morbidelli, Riccardo Varaldo, Matteo Melley, Alessio Colomeiciuc, Antonio Patuelli, Sergio Ceccuzzi, Pio Bussolotto, Massimo Mattera, Francesco Taranto, Jean Clamon e Giuseppe Spadafora.

Sono stati inoltre oggetto di rinnovo l'autorizzazione all'acquisto e vendita di azioni proprie e l'incarico di revisione contabile alla società PricewaterhouseCoopers SpA.

In sede straordinaria sono state approvate le proposte del C.d.A. di modifica dell'entità e della composizione del capitale sociale precedentemente descritte.

Fatti di rilievo verificatisi dopo la chiusura del semestre

La Cassa di Risparmio di Mirandola SpA è stata incorporata nella Cassa di Risparmio di Firenze SpA, con decorrenza giuridica dal 1° luglio 2006, come conseguenza dell'atto di fusione per incorporazione stipulato in data 20 giugno 2006. Ai fini contabili e fiscali l'operazione avrà efficacia dal 1° gennaio 2006. Come previsto nel complessivo programma di incorporazione, alla banca incorporata è stato assegnato lo status di Divisione di Banca CR Firenze ed è stata mantenuta una Direzione locale con adeguati poteri gestionali. Ad un Comitato Territoriale, composto dagli ex Amministratori della banca incorporata, sono state attribuite competenze, fra l'altro, in materia di credito, di relazione e di attività promozionale, al fine di assicurare il collegamento della Divisione al territorio di elezione.

In data 24 luglio 2006 Banca CR Firenze ha acquistato da Fiat Partecipazioni SpA il 10% del capitale sociale di Immobiliare Novoli SpA, facendo salire la propria interessenza dal 15% al 25%. L'Immobiliare Novoli opera nel settore immobiliare come developer per il recupero dell'ex area industriale Fiat sita in Firenze località Novoli. L'operazione è avvenuta in attuazione della strategia di disimpegno di Fiat Partecipazioni da quelle attività estranee al proprio "core business". Fiat Partecipazioni ha ceduto la propria partecipazione del 40% in Immobiliare Novoli pro-quota agli altri soci o a società da questi ultimi designate. Il corrispettivo pagato da Banca CR Firenze per la predetta acquisizione è stato pari a 8,45 milioni milioni di euro, prezzo ritenuto congruo anche ad esito di una perizia estimativa del valore economico del capitale della partecipata eseguita, per conto di uno degli altri soci acquirenti, da una primaria società di consulenza. Con l'uscita di Fiat Partecipazioni ed in concomitanza con l'operazione di compravendita è stato siglato, con gli altri soci di Immobiliare Novoli, un nuovo patto parasociale che delinea le regole di governance della Società.

In data 17 maggio 2006 è stato firmata da Banca CR Firenze e da Riscossione SpA una scrittura privata che impegna la banca a cedere a quest'ultima il 100% del capitale sociale di CERIT SpA ad esito di una due diligence sulla Società già condotta dall'acquirente con risultato positivo. La firma del contratto definitivo di cessione di CERIT SpA è prevista il 14 settembre 2006. L'operazione si inquadra nel contesto del D.L. 30 settembre 2005 n.203, poi convertito in legge, il quale conferisce a Riscossione SpA, a partire dal 1° ottobre 2006, l'attività di riscossione nazionale dei tributi. Il corrispettivo per la cessione di CERIT SpA sarà definito, sulla base del netto patrimoniale alla data di cessione, da un Revisore nominato dalle parti. Il Revisore

procederà alla revisione del patrimonio netto di CERIT SpA sulla base di criteri stabiliti a livello nazionale specificatamente per questo tipo di operazioni. Nel frattempo ed in tale contesto in data 21 agosto 2006 CERIT SpA ha ridotto il proprio capitale sociale per esuberanza, attuando la delibera dell'assemblea straordinaria della Società del 15 maggio 2006, da € 4.683.000 ad € 2.600.000, con restituzione a Banca CR Firenze, socio unico, della somma di € 2.083.000. Il corrispettivo della cessione di CERIT SpA a Riscossione SpA sarà utilizzato da Banca CR Firenze per la sottoscrizione di azioni Riscossione SpA, che verranno assegnate alla pari entro il 28 febbraio 2007, nel contesto di un aumento di capitale sociale già deliberato da Riscossione SpA e riservato ai cedenti le società esercenti l'attività di riscossione tributi. Gli accordi prevedono altresì che i soci pubblici di maggioranza di Riscossione SpA riacquistino da Banca CR Firenze, al più tardi entro il 31 dicembre 2010, la partecipazione che quest'ultima avrà assunto in Riscossione SpA.

L'evoluzione prevedibile della gestione

L'avvenuta migrazione del sistema informativo della CR di Spezia su quello comune alle Banche del Gruppo e l'incorporazione di CR Mirandola di cui Banca CR Firenze deteneva pressoché totalmente il controllo del capitale, rispettivamente alla fine dello scorso esercizio e alla fine del primo semestre dell'anno in corso, sono aspetti di concretezza nell'integrazione delle varie componenti del Gruppo, finalizzati ad ottenere sinergie più efficaci in un complessivo contesto di contenimento dei costi.
Tali azioni sono anche a supporto dell'azione di sviluppo che la Banca ed il Gruppo persegue grazie alla robustezza intrinseca dei contenuti patrimoniali e dei rapporti commerciali con la clientela.
Ricordiamo inoltre l'articolata composizione del nostro Gruppo che consente, con una diversificazione delle fonti di ricavo, di fronteggiare anche crisi di settori che congiunturalmente possono interessare singole aree di potenziale sviluppo.
Il risultato del primo semestre ha confermato quanto espresso in occasione dell'approvazione dei conti del primo trimestre, sull'andamento aziendale per l'esercizio in corso.
Anche ora, pertanto, si confermano le previsioni circa il perseguimento degli obiettivi di budget in linea con lo sviluppo registrato nello scorso esercizio.

GRUPPO BANCA CR FIRENZE

STATO PATRIMONIALE CONSOLIDATO *(importi in migliaia di euro)*

	Voci dell'attivo	30 giugno 2006	31 dicembre 2005
10.	Cassa e disponibilità liquide	187.529	178.954
20.	Attività finanziarie detenute per la negoziazione	607.681	621.167
30.	Attività finanziarie valutate al *fair value*	1.539.080	1.563.386
40.	Attività finanziarie disponibili per la vendita	3.226.728	2.994.699
60.	Crediti verso banche	1.651.575	1.532.342
70.	Crediti verso clientela	14.030.832	13.146.695
80.	Derivati di copertura	23.371	50.959
100.	Partecipazioni	450.261	435.139
110.	Riserve tecniche a carico dei riassicuratori	176	643
120.	Attività materiali	438.014	446.947
130.	Attività immateriali	335.091	311.474
	di cui: - avviamento	*316.953*	*290.854*
140.	Attività fiscali	205.031	242.643
	a) correnti	*115.324*	*141.062*
	b) anticipate	*89.707*	*101.581*
150.	Attività non correnti e gruppi di attività in via di dismissione	69.911	0
160.	Altre attività	435.825	636.993
	Totale dell'attivo	**23.201.105**	**22.162.041**

	Voci del passivo	30 giugno 2006	31 dicembre 2005
10.	Debiti verso banche	1.323.584	873.349
20.	Debiti verso clientela	10.526.181	10.253.455
30.	Titoli in circolazione	5.414.135	5.248.297
40.	Passività finanziarie di negoziazione	52.920	19.415
50.	Passività finanziarie valutate al *fair value*	1.316.858	1.786.272
60.	Derivati di copertura	29.798	16.880
80.	Passività fiscali	114.010	183.438
	a) correnti	*69.255*	*125.048*
	b) differite	*44.755*	*58.390*
90	Passività associate ad attività in via di dismissione	63.317	0
100.	Altre passività	1.021.719	981.210
110.	Trattamento di fine rapporto del personale	191.070	193.393
120.	Fondi per rischi e oneri:	251.857	256.222
	a) quiescenza e obblighi simili	*185.118*	*197.888*
	b) altri fondi	*66.739*	*58.334*
130.	Riserve tecniche	1.296.219	929.362
140.	Riserve da valutazione	41.329	129.823
170.	Riserve	454.681	340.782
180.	Sovrapprezzi di emissione	102.054	57.554
190.	Capitale	824.773	648.116
200.	Azioni proprie (-)	(51)	0
210.	Patrimonio di pertinenza di terzi (+/-)	87.409	95.455
220.	Utile (Perdita) d'esercizio (+/-)	89.242	149.018
	Totale del passivo e del patrimonio netto	**23.201.105**	**22.162.041**

CONTO ECONOMICO CONSOLIDATO

(importi in migliaia di euro)

	Voci	30 giugno 2006	30 giugno 2005	30 giugno 2005 pro-forma (*)
10.	Interessi attivi e proventi assimilati	413.435	357.595	357.251
20.	Interessi passivi e oneri assimilati	(146.568)	(112.495)	(110.446)
30.	**Margine di interesse**	**266.867**	**245.100**	**246.805**
40.	Commissioni attive	139.912	145.807	136.362
50.	Commissioni passive	(26.980)	(25.187)	(24.804)
60.	**Commissioni nette**	**112.932**	**120.620**	**111.558**
70.	Dividendi e proventi simili	9.299	9.263	9.263
80.	Risultato netto dell'attività di negoziazione	14.572	13.953	14.153
90.	Risultato netto dell'attività di copertura	1.678	(356)	(356)
100.	Utili (perdite) da cessione o riacquisto di:	6.554	15.723	15.723
	b) attività finanziarie disponibili per la vendita	*4.644*	*14.451*	*14.451*
	d) passività finanziarie	*1.910*	*1.272*	*1.272*
120.	**Margine di intermediazione**	**411.902**	**404.304**	**397.147**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(14.195)	(16.598)	(16.784)
	a) crediti	*(13.482)*	*(14.460)*	*(14.646)*
	b) attività finanziarie disponibili per la vendita	*(625)*	*(2.138)*	*(2.138)*
	d) altre operazioni finanziarie	*(88)*	*0*	*0*
140.	**Risultato netto della gestione finanziaria**	**397.707**	**387.705**	**380.363**
110.+150.+160.	Risultato netto della gestione assicurativa (**)	14.921	3.399	3.399
170.	**Risultato netto della gestione finanziaria e assicurativa**	**412.628**	**391.104**	**383.762**
180.	Spese amministrative:	(288.497)	(302.411)	(290.424)
	a) spese per il personale	*(194.415)*	*(190.697)*	*(184.265)*
	b) altre spese amministrative	*(94.082)*	*(111.714)*	*(106.159)*
190.	Accantonamenti netti ai fondi per rischi e oneri	(13.307)	(12.405)	(12.062)
200.	Rettifiche/Riprese di valore nette su attività materiali	(11.283)	(14.532)	(14.519)
210.	Rettifiche/Riprese di valore nette su attività immateriali	(8.116)	(11.418)	(11.037)
220.	Altri oneri/proventi di gestione	38.773	49.618	48.396
230.	**Costi operativi**	**(282.430)**	**(291.148)**	**(279.646)**
240.	Utili (Perdite) delle partecipazioni	29.145	28.664	28.664
250.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	354	0	0
270.	Utili (Perdite) da cessione di investimenti	1.649	0	0
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**161.346**	**128.620**	**132.780**
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(56.585)	(40.766)	(42.199)
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**104.761**	**87.854**	**90.581**
310.	Utile (Perdita) dei gruppi di attività in via di dismissione al netto delle imposte	411	0	(2.898)
320.	**Utile (Perdita) d'esercizio**	**105.172**	**87.854**	**87.683**
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(15.930)	(12.178)	(12.178)
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**89.242**	**75.676**	**75.505**

(*) il conto economico consolidato al 30 giugno 2005 pro-forma è stato predisposto tenendo conto della prevista cessione a Riscossioni SpA delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit SpA e Srt SpA, nonché all'inclusione nel perimetro di consolidamento della controllata Banca C.R. Firenze Romania SA, acquisita nel primo semestre 2006.

(**) le voci 110 "Risultato netto delle attività finanziarie valutate al *fair value*", 150 "Premi netti" e 160 "Saldo altri oneri e proventi della gestione assicurativa" sono state accorpate nella riga "Risultato netto della gestione assicurativa", rappresentando sinteticamente il risultato tipico del comparto assicurativo, al fine di consentire una più chiara esposizione di tale risultato, in quanto si è ritenuto opportuno separare il suddetto comparto dalla gestione caratteristica del gruppo bancario. Per un'analisi di dettaglio della composizione delle suddette voci si rimanda a quanto riportato nella Nota Integrativa, Parte C, Sezioni 9 e 10.

PROSPETTO DELLE VARIAZIONI DEL PATRIMONIO NETTO CONSOLIDATO

(importi in milioni di euro)

1° Semestre 2005	Esistenze al 01.01.2005 di pertinenza del Gruppo	Allocazione risultato esercizio precedente		Variazioni dell'esercizio				Patrimonio netto al 30.06.2005 di pertinenza del Gruppo
		Riserve di pertinenza del Gruppo	Dividendi e altre destinazioni	Variazioni di riserve di pertinenza del Gruppo	Operazioni sul patrimonio netto		Utile (Perdita) di esercizio al 30.06.2005 di pertinenza del Gruppo	
					Emissione nuove azioni	Stock options		
Capitale	**648**	**0**	**0**	**0**	**0**	**0**	**0**	**648**
Sovrapprezzi di emissione	**57**	**0**	**0**	**0**	**0**	**1**	**0**	**58**
Riserve	**241**	**83**	**0**	**(1)**	**0**	**(1)**	**0**	**322**
Riserve da valutazione	**102**	**0**	**0**	**13**	**0**	**0**	**0**	**115**
Utile (Perdita) di esercizio	**142**	**(83)**	**(59)**	**0**	**0**	**0**	**76**	**76**
Patrimonio netto	**1.190**	**0**	**(59)**	**12**	**0**	**0**	**76**	**1.219**

1° Semestre 2006	Esistenze al 31.12.2005 di pertinenza del Gruppo	Allocazione risultato esercizio precedente		Variazioni dell'esercizio				Patrimonio netto al 30.06.2006 di pertinenza del Gruppo
		Riserve di pertinenza del Gruppo	Dividendi e altre destinazioni	Variazioni di riserve di pertinenza del Gruppo (*)	Operazioni sul patrimonio netto		Utile (Perdita) di esercizio al 30.06.2006 di pertinenza del Gruppo	
					Emissione nuove azioni (**)	Stock options		
Capitale	**648**	**0**	**0**	**0**	**177**	**0**	**0**	**825**
Sovrapprezzi di emissione	**58**	**0**	**0**	**0**	**44**	**0**	**0**	**102**
Riserve	**341**	**89**	**0**	**41**	**(16)**	**0**	**0**	**455**
Riserve da valutazione	**130**	**0**	**0**	**(35)**	**(54)**	**0**	**0**	**41**
Utile (Perdita) di esercizio	**149**	**(89)**	**(60)**	**0**	**0**	**0**	**89**	**89**
Patrimonio netto	**1.326**	**0**	**(60)**	**6**	**151**	**0**	**89**	**1.512**

(*) la variazione in oggetto si riferisce, per 35 milioni di euro, agli aumenti di capitale sociale a titolo gratutito operati dalle società del Gruppo nel corso del primo semestre 2006, mediante utilizzo delle riserve di rivalutazione; in sede di elisione delle partecipazioni di controllo, in contropartita del suddetto utilizzo è stata incrementata la riserva di consolidamento.

(**) tale colonna include le variazioni delle Riserve e delle Riserve da valutazione avvenute in seguito all'aumento gratuito di capitale, effettuato dalla Capogruppo nel primo semestre 2006, sia mediante l'emissione di nuove azioni che con l'aumento del valore nominale di ciascuna azione da euro 0,57 ad euro 0,60, che ha inoltre comportato l'imputazione al capitale sociale dei sovrapprezzi di emissione, per un importo pari a circa 57 milioni di euro; si segnala infine che i suddetti sovrapprezzi sono cresciuti, a seguito dell'aumento di capitale a titolo oneroso, per 101 milioni di euro circa, registrando pertanto un incremento netto di 44 milioni di euro.

RENDICONTO FINANZIARIO CONSOLIDATO

Metodo indiretto (importi in milioni di euro)

A. ATTIVITA' OPERATIVA	30 giugno 2006	30 giugno 2005
1. Gestione	132	225
- risultato d'esercizio (+/-)	89	76
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al fair value (-/+)	3	3
- plus/minusvalenze su attività di copertura (-/+)	(2)	0
- rettifiche/riprese di valore nette per deterioramento (+/-)	13	14
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	19	26
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	13	12
- risultato del comparto assicurativo (+/-)	(14)	(3)
- imposte e tasse non liquidate (+)	56	41
- rettifiche/riprese di valore nette dei gruppi di attività in via di dismissione al netto dell'effetto fiscale (-/+)	0	0
- altri aggiustamenti (+/-)	(45)	56
2. Liquidità generata/assorbita dalle attività finanziarie	**(1.237)**	**(614)**
- attività finanziarie detenute per la negoziazione	10	64
- attività finanziarie valutate al *fair value*	(130)	(29)
- attività finanziarie disponibili per la vendita	(232)	(236)
- crediti verso banche: a vista	12	48
- crediti verso banche: altri crediti	(131)	0
- crediti verso clientela	(897)	(565)
- altre attività	131	104
3. Liquidità generata/assorbita dalle passività finanziarie	**1.057**	**482**
- debiti verso banche: a vista	447	116
- debiti verso banche: altri debiti	3	0
- debiti verso clientela	273	(45)
- titoli in circolazione	166	467
- passività finanziarie di negoziazione	34	(9)
- passività finanziarie valutate al *fair value*	33	(19)
- altre passività	101	(28)
Liquidità netta generata/assorbita dall'attività operativa	**(48)**	**93**
B. ATTIVITA' DI INVESTIMENTO		
1. Liquidità generata da	**15**	**4**
- vendite di partecipazioni	11	0
- dividendi incassati su partecipazioni	0	0
- vendite di attività finanziarie detenute sino alla scadenza	0	0
- vendite di attività materiali	4	4
- vendite di attività immateriali	0	0
- vendite di società controllate e di rami d'azienda	0	0
2. Liquidità assorbita da	**50**	**30**
- acquisti di partecipazioni	21	19
- acquisti di attività finanziarie detenute sino alla scadenza	0	0
- acquisti di attività materiali	3	0
- acquisti di attività immateriali	26	11
- acquisti di società controllate e di rami d'azienda	0	0
Liquidità netta generata/assorbita dall'attività d'investimento	**(35)**	**(26)**
C. ATTIVITA' DI PROVVISTA		
- emissioni/acquisti di azioni proprie	0	0
- emissioni/acquisti di strumenti di capitale	152	0
- distribuzione dividendi e altre finalità	(60)	(59)
Liquidità netta generata/assorbita dall'attività di provvista	**92**	**(59)**
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**9**	**8**

LEGENDA

(+) generata

(-) assorbita

RICONCILIAZIONE

Voci di bilancio	30 giugno 2006	30 giugno 2005
Cassa e disponibilità liquide all'inizio dell'esercizio	179	137
Liquidità totale netta generata/assorbita nell'esercizio	9	8
Cassa e disponibilità liquide: effetto della variazione dei cambi	0	0
Cassa e disponibilità liquide alla chiusura dell'esercizio	188	145

STATO PATRIMONIALE INDIVIDUALE *(importi in migliaia di euro)*

	Voci dell'attivo	30 giugno 2006	31 dicembre 2005
10.	Cassa e disponibilità liquide	93.399	82.640
20.	Attività finanziarie detenute per la negoziazione	86.644	113.187
40.	Attività finanziarie disponibili per la vendita	1.929.545	1.732.027
60.	Crediti verso banche	1.616.304	1.490.077
70.	Crediti verso clientela	9.405.548	8.826.326
80.	Derivati di copertura	20.400	41.793
100.	Partecipazioni	1.044.450	1.005.982
110.	Attività materiali	244.113	250.811
120.	Attività immateriali	22.494	25.546
	di cui: - avviamento	*10.663*	*10.663*
130.	Attività fiscali	109.424	139.593
	a) correnti	*63.150*	*85.825*
	b) anticipate	*46.274*	*53.768*
140.	Attività non correnti e gruppi di attività in via di dismissione	4.685	0
150.	Altre attività	250.620	194.405
	Totale dell'attivo	**14.827.626**	**13.902.387**

	Voci del passivo e del patrimonio netto	30 giugno 2006	31 dicembre 2005
10.	Debiti verso banche	1.660.599	1.191.227
20.	Debiti verso clientela	7.062.297	7.027.745
30.	Titoli in circolazione	3.743.687	3.617.242
40.	Passività finanziarie di negoziazione	48.386	18.156
60.	Derivati di copertura	26.482	12.629
80.	Passività fiscali	68.264	99.266
	a) correnti	*54.941*	*80.448*
	b) differite	*13.323*	*18.818*
100.	Altre passività	507.452	423.797
110.	Trattamento di fine rapporto del personale	140.795	140.973
120.	Fondi per rischi e oneri:	182.949	179.104
	a) quiescenza e obblighi simili	*134.524*	*138.429*
	b) altri fondi	*48.425*	*40.675*
130.	Riserve da valutazione	37.474	109.555
160.	Riserve	313.578	265.138
170.	Sovrapprezzi di emissione	102.054	57.555
180.	Capitale	824.773	648.116
190.	Azioni proprie (-)	(51)	0
220.	Utile (Perdita) d'esercizio (+/-)	108.887	111.884
	Totale del passivo e del patrimonio netto	**14.827.626**	**13.902.387**

CONTO ECONOMICO INDIVIDUALE

(importi in migliaia di euro)

	Voci	30 giugno 2006	30 giugno 2005
10.	Interessi attivi e proventi assimilati	263.720	230.636
20.	Interessi passivi e oneri assimilati	(108.980)	(86.596)
30.	**Margine di interesse**	**154.740**	**144.039**
40.	Commissioni attive	92.159	85.578
50.	Commissioni passive	(11.061)	(10.506)
60.	**Commissioni nette**	**81.098**	**75.072**
70.	Dividendi e proventi simili	81.103	67.541
80.	Risultato netto dell'attività di negoziazione	12.921	11.357
90.	Risultato netto dell'attività di copertura	1.210	(104)
100.	Utili (perdite) da cessione o riacquisto di:	2.814	13.693
	b) attività finanziarie disponibili per la vendita	*996*	*13.693*
	d) passività finanziarie	*1.818*	*0*
120.	**Margine di intermediazione**	**333.886**	**311.598**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(12.118)	(18.776)
	a) crediti	*(11.570)*	*(18.721)*
	b) attività finanziarie disponibili per la vendita	*(625)*	*0*
	d) altre operazioni finanziarie	*77*	*(55)*
140.	**Risultato netto della gestione finanziaria**	**321.767**	**292.822**
150.	Spese amministrative:	(199.298)	(191.631)
	a) spese per il personale	*(124.955)*	*(121.129)*
	b) altre spese amministrative	*(74.343)*	*(70.502)*
160.	Accantonamenti netti ai fondi per rischi e oneri	(9.613)	(10.626)
170.	Rettifiche/Riprese di valore nette su attività materiali	(5.926)	(6.524)
180.	Rettifiche/Riprese di valore nette su attività immateriali	(6.000)	(9.876)
190.	Altri oneri/proventi di gestione	35.744	41.848
200.	**Costi operativi**	**(185.092)**	**(176.808)**
210.	Utili (Perdite) delle partecipazioni	0	(3.600)
220.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	374	0
240.	Utili (Perdite) da cessione di investimenti	605	140
250.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**137.654**	**112.553**
260.	Imposte sul reddito dell'esercizio dell'operatività corrente	(28.767)	(21.894)
270.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**108.887**	**90.659**
290.	**Utile (Perdita) d'esercizio**	**108.887**	**90.659**

PROSPETTO DELLE VARIAZIONI DEL PATRIMONIO NETTO DI BANCA CR FIRENZE SPA

(Importi in milioni di euro)

1° Semestre 2005	Esistenze al 31.12.2004	Modifica saldi d'apertura	Esistenze al 01.01.2005	Allocazione risultato esercizio precedente		Variazioni dell'esercizio				Patrimonio netto al 30.06.2005
				Riserve	Dividendi e altre destinazioni	Variazioni di riserve	Operazioni sul patrimonio netto: Emissione nuove azioni	Operazioni sul patrimonio netto: Stock options	Utile (Perdita) di esercizio al 30.06.2005	
Capitale	648	0	648	0	0	0	0	0	0	648
a) azioni ordinarie	648	0	648	0	0	0	0	0	0	648
b) altre azioni	0	0	0	0	0	0	0	0	0	0
Sovrapprezzi di emissione	56	1	57	0	0	0	0	1	0	58
Riserve	317	(74)	243	41	0	0	0	(1)	0	283
a) di utili	317	0	317	41	0	0	0	(1)	0	357
b) altre	0	(74)	(74)	0	0		0	0	0	(74)
Riserve da valutazione	0	56	56	0	0	4	0	0	0	60
a) disponibili per la vendita	0	56	56	0	0	4	0	0	0	60
b) copertura flussi finanziari	0	0	0	0	0	0	0	0	0	0
c) rivalutazione immobili	0	0	0	0	0	0		0	0	0
Azioni proprie	0	0	0	0	0	0	0	0	0	0
Utile (Perdita) di esercizio	97	2	99	(39)	(60)	0	0	0	90	90
Patrimonio netto	1.118	(15)	1.103	2	(60)	4	0	0	90	1.139

1° Semestre 2006	Esistenze al 31.12.2005	Modifica saldi d'apertura	Esistenze al 01.01.2006	Allocazione risultato esercizio precedente		Variazioni dell'esercizio				Patrimonio netto al 30.06.2006
				Riserve	Dividendi e altre destinazioni	Variazioni di riserve	Operazioni sul patrimonio netto: Emissione nuove azioni (*)	Operazioni sul patrimonio netto: Stock options	Utile (Perdita) di esercizio al 30.06.2006	
Capitale	648	0	648	0	0	0	177	0	0	825
a) azioni ordinarie	648	0	648	0	0	0	177	0	0	825
b) altre azioni	0	0	0	0	0	0	0	0	0	0
Sovrapprezzi di emissione	57	1	58	0	0	0	44	0	0	102
Riserve	354	(90)	264	52	0	0	(3)	0	0	313
a) di utili	354	0	354	52	0	0	(3)	0	0	403
b) altre	0	(90)	(90)	0	0	0	0	0	0	(90)
Riserve da valutazione	68	42	110	0	0	(5)	(68)	0	0	37
a) disponibili per la vendita	0	42	42	0	0	(5)	0	0	0	37
b) copertura flussi finanziari	0	0	0	0	0	0	0	0	0	0
c) rivalutazione immobili	68	0	68	0	0	0	(68)	0	0	0
Strumenti di capitale	0	0	0	0	0	0	0	0	0	0
Azioni proprie	0	0	0	0	0	0	0	0	0	0
Utile (Perdita) di esercizio	118	(6)	112	(52)	(60)	0	0	0	109	109
Patrimonio netto	1.245	(53)	1.192	0	(60)	(5)	150	0	109	1.386

(*) tale colonna include le variazioni delle Riserve e delle Riserve da valutazione avvenute in seguito all'aumento gratuito di capitale, effettuato nel primo semestre 2006, sia con l'emissione di nuove azioni che mediante l'aumento del valore nominale di ciascuna azione da euro 0,57 ad euro 0,60, che ha inoltre comportato l'imputazione al capitale sociale dei sovrapprezzi di emissione, per un importo pari a circa 57 milioni di euro.

RENDICONTO FINANZIARIO INDIVIDUALE

Metodo indiretto (importi in milioni di euro)

A. ATTIVITA' OPERATIVA	30 giugno 2006	30 giugno 2005
1. Gestione	**160**	**126**
- risultato d'esercizio (+/-)	109	91
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al fair value (-/+)	(2)	(3)
- plus/minusvalenze su attività di copertura (-/+)	(1)	0
- rettifiche/riprese di valore nette per deterioramento (+/-)	12	19
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	12	16
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	10	11
- imposte e tasse non liquidate (+)	29	22
- rettifiche/riprese di valore nette dei gruppi di attività in via di dismissione al netto dell'effetto fiscale (-/+)	0	0
- altri aggiustamenti (+/-)	(9)	(30)
2. Liquidità generata/assorbita dalle attività finanziarie	**(943)**	**(323)**
- attività finanziarie detenute per la negoziazione	28	(25)
- attività finanziarie valutate al *fair value*	0	0
- attività finanziarie disponibili per la vendita	(198)	(116)
- crediti verso banche: a vista	(16)	75
- crediti verso banche: altri crediti	(110)	0
- crediti verso clientela	(591)	(287)
- altre attività	(56)	30
3. Liquidità generata/assorbita dalle passività finanziarie	**744**	**330**
- debiti verso banche: a vista	612	(43)
- debiti verso banche: altri debiti	(143)	0
- debiti verso clientela	35	81
- titoli in circolazione	126	261
- passività finanziarie di negoziazione	30	2
- passività finanziarie valutate al *fair value*	0	0
- altre passività	84	29
Liquidità netta generata/assorbita dall'attività operativa	**(39)**	**133**
B. ATTIVITA' DI INVESTIMENTO		
1. Liquidità generata da	**12**	**4**
- vendite di partecipazioni	11	0
- dividendi incassati su partecipazioni	0	0
- vendite di attività finanziarie detenute sino alla scadenza	0	0
- vendite di attività materiali	1	4
- vendite di attività immateriali	0	0
- vendite di società controllate e di rami d'azienda	0	0
2. Liquidità assorbita da	**53**	**62**
- acquisti di partecipazioni	52	52
- acquisti di attività finanziarie detenute sino alla scadenza	0	0
- acquisti di attività materiali	1	2
- acquisti di attività immateriali	0	8
- acquisti di società controllate e di rami d'azienda	0	0
Liquidità netta generata/assorbita dall'attività d'investimento	**(41)**	**(58)**
C. ATTIVITA' DI PROVVISTA		
- emissioni/acquisti di azioni proprie	0	0
- emissioni/acquisti di strumenti di capitale	150	0
- distribuzione dividendi e altre finalità	(60)	(60)
Liquidità netta generata/assorbita dall'attività di provvista	**90**	**(60)**
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**10**	**15**

LEGENDA

(+) generata

(-) assorbita

RICONCILIAZIONE

Voci di bilancio	30 giugno 2006	30 giugno 2005
Cassa e disponibilità liquide all'inizio dell'esercizio	83	70
Liquidità totale netta generata/assorbita nell'esercizio	10	15
Cassa e disponibilità liquide: effetto della variazione dei cambi	0	0
Cassa e disponibilità liquide alla chiusura dell'esercizio	93	85

Parte A - Politiche Contabili

Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione *sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;*
b. *competenza economica:* i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c. *coerenza di rappresentazione*: per garantire la comparabilità dei dati e delle informazioni contenute negli schemi e nei prospetti della situazione semestrale, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, salvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione della situazione semestrale;
d. *rilevanza ed aggregazione:* ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione:* è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f. *raffronto con l'esercizio o semestre precedente:* gli schemi ed i prospetti della situazione semestrale riportano i valori importi dell'esercizio o semestre precedente eventualmente adattati, ove possibile, per assicurare la loro comparabilità.

Principi e metodi di consolidamento

Il consolidamento dei dati relativi alla Capogruppo, alle società controllate in via esclusiva ed alle società controllate in via congiunta sono regolate dai seguenti criteri:
Controllate in via esclusiva: le attività, le passività, il patrimonio netto, le operazioni "fuori bilancio", i costi ed i ricavi della Capogruppo e delle società controllate in via esclusiva, qualunque sia il tipo di attività economica dalle stesse svolta, sono aggregati nelle pertinenti voci e sottovoci del bilancio consolidato secondo il metodo del consolidamento integrale prescritto dallo IAS 27, fatte salve le elisioni riguardanti le partecipazioni nelle società controllate e le corrispondenti frazioni dei patrimoni netti di tali società nonché gli altri rapporti intragruppo di stato patrimoniale e di conto economico. L'eventuale differenza positiva emergente dal raffronto tra il valore di carico di ciascuna partecipazione e la rispettiva frazione del patrimonio netto della società controllata è iscritta come avviamento ed assoggettata alla procedura di misurazione delle perdite di valore (*impairment test*) connesse al deterioramento della situazione economica, patrimoniale o finanziaria dell'impresa ovvero di eventi che del pari possano influire sulle prospettive dell'impresa medesima e sul presumibile valore di realizzo. Se la suddetta differenza è negativa, viene registrata come ricavo nel conto economico consolidato.
Controllate in via congiunta: le partecipazioni nelle società sottoposte al controllo congiunto sono valutate con il metodo del patrimonio netto, come consentito dallo IAS 31.
Nella Sezione 10 della Parte B - Attivo della presente nota integrativa è riportato l'elenco delle partecipazioni valutate secondo il metodo del patrimonio netto.

Area di consolidamento

L'area di consolidamento include la Capogruppo e le società da essa direttamente o indirettamente controllate, comprendendo nel perimetro di consolidamento anche le società operanti in settori di attività dissimili da quello di appartenenza della Capogruppo; analogamente, nel suddetto perimetro sono incluse anche le società veicolo costituite nell'ambito di operazioni di cartolarizzazione dei crediti, quando ne ricorrono i requisiti previsti dai principi IAS/IFRS e dalle loro interpretazioni, con particolare riferimento al SIC 12 per l'esistenza di una situazione di controllo; a seguito dell'adozione dei principi IAS/IFRS, nell'area di consolidamento sono pertanto comprese le seguenti società (importi in milioni di euro):

Denominazioni imprese	Sede	Patrimonio netto	Utile / Perdita	Tipo di rapporto (1)	Impresa partecipante	Quota %
A. Imprese						
A.1 Consolidate integralmente						
1. Cassa di Risparmio di Firenze SpA	Firenze	1.386	109	1		-
2. Cassa di Risparmio di Pistoia e Pescia SpA	Pistoia	244	12	1	A.1.1	60,000
3. Cassa di Risparmio di Orvieto SpA	Orvieto (TR)	45	2	1	A.1.1	73,570
4. Cassa di Risparmio di Civitavecchia SpA	Civitavecchia (RM)	73	3	1	A.1.1	51,000
5. Cassa di Risparmio di Mirandola SpA	Mirandola (MO)	65	4	1	A.1.1	99,899
6. Cassa di Risparmio della Spezia SpA	La Spezia	184	7	1	A.1.1	68,090
7. Banca C.R. Firenze Romania SA	Bucarest (RO)	16		1	A.1.1	56,227
8. CR Firenze Gestion Internationale SA	Lussemburgo (LUX)	11	9	1	A.1.1	80,000
9. Centro Riscossione Tributi - CERIT SpA	Scandicci (FI)	4		1	A.1.1	100,000
10. Società Riscossione Tributi - SRT SpA	La Spezia	3		1	A.1.6	100,000
11. Infogroup SpA	Firenze	8	2	1	A.1.1	94,000
					A.1.2	4,000
					A.1.3	1,000
					A.1.4	1,000
12. Immobiliare Nuova Sede Srl	Firenze	14		1	A.1.1	100,000
13. City Life SpA	Firenze			1	A.1.1	60,000
					A.1.10	40,000
14. Perseo Finance Srl	Conegliano (TV)			1	A.1.1	60,000
15. Centrovita Assicurazioni SpA	Firenze	54	7	1	A.1.1	43,000
					A.1.2	8,000
16. CR Firenze Mutui Srl	Firenze			4	A.1.1	10,000

Legenda:
(1) Tipo di rapporto:
1 = maggioranza dei diritto di voto nell'assemblea ordinaria
2 = influenza dominante nell'assemblea ordinaria
3 = accordi con altri soci
4 = altre forme di controllo
5 = direzione unitaria ex art. 26, comma 1, del "decreto legislativo 87/92"
6 = direzione unitaria ex art. 26, comma 2, del "decreto legislativo 87/92"
7 = controllo congiunto

Si precisa che non vi sono limitazioni all'esercizio dei diritti di voto.

Principali voci di bilancio

1. Attività finanziarie detenute per la negoziazione

(a) Criteri di iscrizione

L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come fair value dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione

Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione

I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono riportate nella voce "risultato netto dell'attività di negoziazione".

2. *Attività finanziarie disponibili per la vendita*

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come *fair value* di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione

Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.

I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.

Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value*.

Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon.

Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche

dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) *Criteri di cancellazione*
I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) *Criteri di rilevazione delle componenti reddituali*
Gli interessi e i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. *Attività finanziarie detenute sino alla scadenza*

(a) *Criteri di iscrizione*
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.
All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) *Criteri di classificazione*
Il Gruppo non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.
Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) *Criteri di valutazione*
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) *Criteri di cancellazione*
I titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) *Criteri di rilevazione delle componenti reddituali*
Gli interessi dei titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

4. *Crediti*

(a) *Criteri di iscrizione*

La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione viene imputata a conto economico. I crediti sono inseriti nel suddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.
Per i crediti che hanno formato oggetto di operazioni di cartolarizzazione o per i crediti oggetto di cessione prima del 1° gennaio 2004 viene utilizzata l'esenzione prevista dall'IFRS 1, che consente di applicare le regole contabili precedenti secondo le quali tali crediti vengono eliminati dallo stato patrimoniale.

(b) Criteri di classificazione

Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:

1) valutazioni individuali, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:

a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:

1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione

I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

5. *Attività finanziarie valutate al fair value*

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 sono state

classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo paragrafo 18 "Attività e passività assicurative".

6. *Operazioni di copertura*

(a) Criteri di iscrizione
Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione
Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato e/o rischi di tasso ai quali sono esposti gli strumenti finanziari oggetto di copertura; tali operazioni sono dirette, in particolare, a realizzare coperture del *fair value* di alcune emissioni obbligazionarie.
Solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(c) Criteri di valutazione
Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura; per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di cancellazione
Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(e) Criteri di rilevazione delle componenti reddituali
Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

7. *Partecipazioni*

(a) Criteri di iscrizione
Alla data di prima iscrizione di ciascuna partecipazione viene calcolata la differenza tra il costo - inclusivo degli eventuali oneri accessori - e la quota di pertinenza del *fair value* delle attività nette identificabili della società partecipata; la suddetta differenza avente segno positivo resta inclusa nel costo delle partecipazioni a titolo di avviamento e non viene ammortizzata, mentre l'eventuale differenza avente segno negativo viene registrata come ricavo nel conto economico.

(b) Criteri di classificazione
Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* nonché nelle società collegate, sulle quali viene esercitata un'influenza rilevante; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti.

(c) Criteri di valutazione
Le partecipazioni vengono valutate con il metodo del patrimonio netto; successivamente alla data di acquisizione il valore iniziale di ogni partecipazione è aumentato o ridotto della pertinente quota dei risultati economici di periodo della partecipata e viene diminuito dei dividendi riscossi. Ove emergano sintomi di deterioramento economico-finanziario di una società partecipata, la relativa partecipazione è sottoposta all'*impairment test* per verificare l'esistenza di eventuali perdite durature di valore.

(d) Criteri di cancellazione
Le attività finanziarie vengono cancellate dallo stato patrimoniale al venir meno dei diritti finanziari sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) Criteri di rilevazione delle componenti reddituali
Le differenze negative di patrimonio netto emergenti all'atto della prima iscrizione delle partecipazioni, le variazioni successive corrispondenti alla pertinente quota dei risultati economici di periodo delle società

partecipate nonché le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "utili/perdite delle partecipazioni".

8. *Attività materiali*

(a) Criteri di iscrizione
Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione
Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(c) Criteri di valutazione
Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; dal valore contabile degli immobili da ammortizzare viene scorporato il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti. Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali.

(d) Criteri di cancellazione
Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali".

9. *Attività immateriali*

(a) Criteri di iscrizione
Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.
Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende od i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto.

(b) Criteri di classificazione
Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti.
La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche

sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Gli avviamenti e le attività immateriali aventi durata illimitata, che non devono pertanto essere assoggettate ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività del Gruppo, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali".

10. Attività non correnti e gruppi di attività in via di dismissione

(a) Criteri di iscrizione
(b) Criteri di classificazione
Le attività ed i gruppi di attività in oggetto che sono posseduti in attesa di essere alienati e le singole attività non correnti, unità generatrici di flussi finanziari, gruppi di esse o singole parti sono classificate in tale comparto quando la loro vendita è ritenuta altamente probabile.

(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività non correnti ed i gruppi di attività in oggetto sono valutate al minore tra il valore contabile ed il *fair value*, al netto degli eventuali costi di vendita; nell'ipotesi in cui i beni in dismissione siano ammortizzabili, il processo di ammortamento cessa a decorrere dall'esercizio in cui avviene la classificazione in tale comparto.

(e) Criteri di rilevazione delle componenti reddituali
I risultati della valutazione delle singole attività in via di dismissione, così come i risultati derivanti dal successivo realizzo, affluiscono alle pertinenti voci del conto economico riferite alla tipologia di attività.
Il saldo, positivo o negativo, dei proventi e degli oneri relativi ai "gruppi di attività e passività" non correnti in via di dismissione, al netto della relativa fiscalità corrente e differita, è iscritto nel conto economico.

11. Fiscalità corrente e differita

(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività e passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di compensarle e il Gruppo intende regolarle su base netta; in applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento) e le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono ritenuti sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che discendano da fattori identificati e non ripetibili.

(b) Criteri di classificazione
Le attività e le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente o di esercizi precedenti.
Le attività e le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri per effetto di differenze temporanee deducibili o di perdite fiscali riportabili e le imposte sul reddito pagabili in esercizi futuri per effetto di differenze temporanee tassabili.

(e) Criteri di rilevazione delle componenti reddituali

Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto od all'avviamento in quanto collegate, rispettivamente, a transazioni i cui risultati interessano direttamente il patrimonio netto o ad operazioni di aggregazione societaria.

12. Fondi per rischi e oneri

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione

a) Fondi di quiescenza

I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano alla data di chiusura.

b) Altri fondi per rischi ed oneri

Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare; laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) Criteri di rilevazione delle componenti reddituali

Gli accantonamenti a fronte dei fondi in esame e gli eventuali esuberi di tali fondi vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri"; i movimenti relativi al trattamento previdenziale integrativo interno del personale vengono peraltro iscritti nella voce "spese per il personale".

13. Debiti e titoli in circolazione

(a) Criteri di iscrizione

La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dall'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo.

Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico.

Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo.

Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo.

Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(b) Criteri di classificazione

I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.

Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) Criteri di valutazione

Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di cancellazione

Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

14. *Passività finanziarie di negoziazione*

(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(e) Criteri di rilevazione delle componenti reddituali

Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

b) Criteri di classificazione

Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

15. *Passività finanziarie valutate al fair value*

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti a passività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo paragrafo 18 "Attività e passività assicurative".

16. *Passività associate ad attività in via di dismissione*

Sono applicati i medesimi criteri previsti per le attività non correnti e gruppi di attività in via di dismissione.

17. *Operazioni in valuta*

(a) Criteri di iscrizione
(b) Criteri di classificazione
(d) Criteri di cancellazione

Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione

Alla data di riferimento la conversione in euro delle attività e delle passività in valuta avviene in base ai seguenti criteri:

1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali

Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

18. Attività e passività assicurative

Attività finanziarie valutate al fair value

(a) Criteri di iscrizione

(d) Criteri di cancellazione

L'iscrizione iniziale delle attività finanziarie valutate al *fair value* avviene alla data di regolamento per i titoli di debito e di capitale; all'atto della rilevazione iniziale le attività finanziarie vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio valutato al *fair value* al momento dell'acquisto e non possono essere successivamente trasferiti in altri portafogli; i titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli.

Le movimentazioni in entrata e in uscita dei titoli valutati al *fair value* sono governate dal criterio della "data di regolamento" e gli interessi sui titoli vengono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computate attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo FIFO; poiché la valutazione al *fair value* avviene con cadenza settimanale, coerentemente con quanto previsto per la valorizzazione delle polizze collegate, si ritiene che si non determinino differenze significative rispetto al costo medio ponderato continuo.

(b) Criteri di classificazione

Le attività finanziarie valutate al *fair value* accolgono i titoli relativi ai contratti di assicurazione o di investimento (ai sensi dell'IFRS 4) per i quali il rischio di investimento è sopportato dagli assicurati, in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le attività finanziarie a *fair value* rilevato a conto economico vadano inserite tali attività finanziarie.

I titoli compresi nelle suddette attività finanziarie sono attualmente costituiti esclusivamente da quote di OICR e da obbligazioni strutturate index linked; in tale categoria sono state inserite anche obbligazioni strutturate callable e index che costituiscono investimenti a copertura di riserve tecniche e quindi di impegni relativi a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4.

(c) Criteri di valutazione

Per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati; per gli strumenti finanziari strutturati quotati in mercati regolamentati ma non efficienti, costituiti dalle obbligazioni strutturate index linked, si ritiene comunque che il prezzo rilevato rappresenti il *fair value* nonostante la particolarità del mercato di quotazione, in quanto periodicamente vengono effettuate operazioni di vendita dei suddetti titoli, secondo tali prezzi, che in ogni caso vengono periodicamente verificati attraverso modelli di calcolo adeguati per valutare l'eventuale scostamento del valore teorico degli attivi.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi attivi e i dividendi dei titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono registrate nella voce "risultato netto delle attività e passività finanziarie valutate al *fair value*". Le commissioni relative ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4, quali i caricamenti espliciti gravanti sul contratto e, per i contratti che prevedono l'investimento in un fondo interno, le commissioni di gestione e voci assimilabili, vengono rilevate nella voce "commissioni attive".

Passività finanziarie valutate al fair value

(a) Criteri di iscrizione

(c) Criteri di valutazione

(d) Criteri di cancellazione

(b) Criteri di classificazione

Le passività finanziarie valutate al *fair value* accolgono gli impegni (riserve tecniche) relativi ai contratti di investimento, che ai sensi dell'IFRS 4 non rientrano nell'ambito di applicazione di tale principio, per i quali il rischio di investimento è sopportato dagli assicurati (e relativi ai contratti collegati al valore di quote di OICR

o di fondi interni assicurativi o collegati ad indici azionari), corrispondenti ai titoli classificati nell'ambito delle "attività finanziarie valutate al *fair value*", in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le passività finanziarie a *fair value* rilevato a conto economico vadano inserite tali passività finanziarie.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi passivi e le plusvalenze e minusvalenze da valutazione dei titoli vengono iscritti, rispettivamente, nelle voci "interessi passivi e oneri assimilati" e "risultato netto delle attività e passività finanziarie valutate al *fair value*". Le commissioni passive, che comprendono provvigioni di acquisto e di incasso e voci assimilabili relative sia ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4 che ai contratti di assicurazione e degli strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4, vengono rilevati nella voce "commissioni passive".

19. Altre informazioni

Trattamento di fine rapporto del personale
Il trattamento di fine rapporto del personale viene iscritto sulla base del suo valore attuariale, determinato annualmente sulla base delle stime effettuate da un attuario esterno indipendente; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.
Gli accantonamenti relativi al trattamento di fine rapporto del personale nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Riserve Tecniche
Le riserve tecniche relative a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 sono rilevate tra le "riserve tecniche" e le corrispondenti riserve tecniche a carico dei riassicuratori sono riportate tra le "riserve tecniche a carico dei riassicuratori"; i relativi criteri di valutazione sono in linea con quanto indicato dall'Associazione di categoria delle imprese assicurative (ANIA) nonché con quanto previsto dal Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS; in particolare sono ivi comprese anche le eventuali riserve appostate a seguito della verifica di congruità delle passività ("Liability Adeguacy Test"), le passività differite verso gli assicurati derivanti dall'applicazione dello "shadow accounting" e la riserva per somme da pagare.
Le componenti reddituali tipiche dell'attività assicurativa sono incluse nelle voci "premi netti" e "saldo altri proventi/oneri della gestione assicurativa", che risultano composte, rispettivamente, dalla somma algebrica della variazione netta delle riserve tecniche, dai sinistri di competenza pagati nell'esercizio e dai proventi e oneri della gestione assicurativa. I contratti non assicurativi o senza partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 che danno luogo alla rilevazione di attività e passività finanziarie vengono classificati come contratti di investimento e come tali valutati sulla base dello IAS 39 applicando un criterio di contabilizzazione analogo a quello dei depositi (*deposit accounting*); i premi ricevuti non rappresentano ricavi imputati in conto economico ma vengono rilevati come passività nello stato patrimoniale e le somme pagate non costituiscono costi portati a conto economico ma vengono rilevate a riduzione della relativa passività.

Garanzie e impegni
Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "Rettifiche/riprese di valore nette per deterioramento di crediti"; le suddette garanzie e impegni risultano evidenziate nella Parte B, Sezione "Altre informazioni", della nota integrativa, mentre le rettifiche di valore ad esse relative trovano contropartita nello stato patrimoniale alla voce 100 - "Altre passività".

Opzioni put
Gli impegni derivanti dalle opzioni put concesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate sono iscritti nello stato patrimoniale tra le "altre passività" per un importo pari al valore attuale dei relativi prezzi d'esercizio.

Azioni proprie
Le eventuali azioni proprie detenute a fine periodo vengono portate in diretta diminuzione del patrimonio netto; analogamente, il costo originario di tali azioni e gli utili e le perdite derivanti dalla loro successiva vendita sono rilevati come movimenti del patrimonio netto.

Pagamenti basati su azioni
I piani di *stock options* a favore dei dipendenti deliberati dalla Capogruppo rappresentano pagamenti basati su azioni e per determinare i relativi *fair value* e gli incrementi del patrimonio netto viene fatto riferimento al *fair value* delle opzioni alla data di assegnazione, considerando componenti negativi di reddito, rilevati tra le spese per il personale secondo il principio di competenza ed in contropartita del patrimonio netto, gli importi determinati in base a quanto previsto dai suddetti piani, tenendo conto del valore di mercato delle azioni; tale valore costituisce un costo per l'azienda dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), ripartendo i relativi oneri sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando anche la percentuale di esercizio del piano nel periodo di durata dello stesso.

Riconoscimento dei ricavi e dei costi
I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:
- gli interessi di mora, eventualmente previsti in via contrattuale, sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

I costi sono rilevati in conto economico nei periodi in cui sono contabilizzati i relativi ricavi e se l'associazione tra costi e ricavi può essere fatta solo in modo generico ed indiretto i costi vengono iscritti su più periodi con procedure razionali e su base sistematica; i costi che non possono essere associati ai proventi vengono immediatamente rilevati in conto economico.
Le commissioni attive e passive riferite ai contratti di investimento non rientranti nell'ambito applicativo dell'IFRS 4 e relativi ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

Cartolarizzazioni
Anche dopo l'entrata in vigore dei principi IAS/IFRS si ritiene che le società veicolo costituite ai sensi della legge n. 130 del 1999 possano continuare a rilevare le operazioni di cartolarizzazione soltanto nella nota integrativa. Infatti, poiché i crediti cartolarizzati costituiscono per legge un "patrimonio separato" a beneficio dei portatori dei titoli emessi dalla società veicolo per finanziare l'acquisto dei crediti stessi, tali attività e passività rispettano le condizioni stabilite dal paragrafo 19 dello IAS 39 (il cosiddetto accordo "pass-through") per la "derecognition" delle attività oggetto di cessione; al contrario, le società cedenti potranno continuare a cancellare dal proprio attivo le attività cedute soltanto se avranno trasferito sostanzialmente tutti i rischi ed i benefici connessi con tali attività.
Con riferimento alle operazioni di cartolarizzazione effettuate ai sensi della legge n. 130 del 1999 poste in essere antecedentemente al 1° gennaio 2004, data di transizione agli IAS/IFRS, l'IFRS 1 ha previsto una specifica deroga all'applicazione delle regole sulla "derecognition" per le cessioni di attività finanziarie avvenute prima di tale data (si veda l'IFRS 1, paragrafi 27 e 27A); in virtù della suddetta deroga, per le operazioni di cartolarizzazione effettuate entro il 31 dicembre 2003 l'impresa può decidere di continuare ad applicare le previgenti regole contabili oppure adottare le disposizioni dello IAS 39 in modo retroattivo, a partire da una data scelta dall'impresa stessa.
Ci si è pertanto avvalsi della deroga sopra indicata, la quale si ritiene che produca effetti consistenti nella non reiscrizione dei crediti cartolarizzati, non solo ai fini di bilancio individuale e consolidato della società cedente ma anche ai fini del bilancio individuale della società veicolo, in quanto la cancellazione dei crediti da parte della società veicolo e delle società cedenti è avvenuta nel passato in applicazione di precise disposizioni nazionali in materia di bilancio.

PARTE B - INFORMAZIONI SULLO STATO PATRIMONIALE CONSOLIDATO

Attivo

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibilità liquide: composizione

Voci	30 giugno 2006	31 dicembre 2005	variazioni %
a) Cassa	162	170	-4,7%
b) Depositi liberi presso Banche Centrali	26	9	188,9%
Totale	**188**	**179**	**5,0%**

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

	30 giugno 2006			31 dicembre 2005			variazioni %		
Voci/Valori	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
A. Attività per cassa									
1. Titoli di debito	466		466	454	28	482	2,6%	-100,0%	-3,3%
1.1 Titoli strutturati	4		4				100,0%		100,0%
1.2 Altri titoli di debito	462		462	454	28	482	1,8%	-100,0%	-4,1%
2. Titoli di capitale	9		9	8		8	12,5%		12,5%
3. Quote di O.I.C.R.	84		84	101	6	107	-16,8%	-100,0%	-21,5%
4. Finanziamenti									
4.1 Pronti contro termine attivi									
4.2 Altri									
5. Attività deteriorate									
6. Attività cedute non cancellate									
Totale A	559		559	563	34	597	-0,7%	-100,0%	-6,4%
B. Strumenti derivati									
1. Derivati finanziari		49	49	1	23	24	-100,0%	113,0%	104,2%
1.1 di negoziazione		49	49		22	22		122,7%	122,7%
1.2 connessi con la fair value option									
1.3 altri				1	1	2	-100,0%	-100,0%	-100,0%
2. Derivati creditizi									
2.1 di negoziazione									
2.2 connessi con la fair value option									
2.3 altri									
Totale B		49	49	1	23	24	-100,0%	113,0%	104,2%
Totale (A+B)	559	49	608	564	57	621	-0,9%	-14,0%	-2,1%

2.2 Attività finanziarie detenute per la negoziazione: strumenti derivati di negoziazione

	30 giugno 2006						31 dicembre 2005	
Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	variazioni %
A) Derivati quotati								
1) Derivati finanziari:							1	-100,0%
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale							1	-100,0%
- opzioni acquistate								
- altri derivati							*1*	*-100,0%*
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A							1	-100,0%
B) Derivati non quotati								
1) Derivati finanziari:	27	1	2		19	49	23	113,0%
• con scambio di capitale	1	1	1			3	1	200,0%
- opzioni acquistate		*1*	*1*			*2*		
- altri derivati	*1*					*1*	*1*	
• senza scambio di capitale	26		1		19	46	22	109,1%
- opzioni acquistate			*1*		*18*	*19*	*11*	*72,7%*
- altri derivati	*26*				*1*	*27*	*11*	*145,5%*
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	27	1	2		19	49	23	113,0%
Totale (A+B)	27	1	2		19	49	24	104,2%

2.3 Attività finanziarie per cassa detenute per la negoziazione: variazioni annue

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	482	8	107		597
B. Aumenti	13.515	341	638		14.494
B1. Acquisti	13.511	340	626		14.477
B2. Variazioni positive di fair value			2		2
B3. Altre variazioni	4	1	10		15
C. Diminuzioni	13.531	340	661		14.532
C1. Vendite	13.514	338	660		14.512
C2. Rimborsi	13				13
C3. Variazioni negative di fair value	1	1	1		3
C4. Altre variazioni	3	1			4
D. Rimanenze finali	466	9	84		559

Sezione 3 - Attività finanziarie valutate al fair value - Voce 30

3.1 Attività finanziarie valutate al fair value: composizione merceologica

	30 giugno 2006			31 dicembre 2005			variazioni %		
Voci/Valori	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
1. Titoli di debito	377		377	424		424	-11,1%		-11,1%
1.1 Titoli strutturati	377		377	424		424	-11,1%		-11,1%
1.2 Altri titoli di debito									
2. Titoli di capitale									
3. Quote di O.I.C.R.	1.162		1.162	1.139		1.139	2,0%		2,0%
4. Finanziamenti									
4.1 Strutturati									
4.2 Altri									
5. Attività deteriorate									
6. Attività cedute non cancellate									
Totale	**1.539**		**1.539**	**1.563**		**1.563**	**-1,5%**		**-1,5%**
Costo	**1.539**		**1.539**	**1.563**		**1.563**	**-1,5%**		**-1,5%**

Il portafoglio degli strumenti finanziari valutati al fair value è costituito da titoli di debito quotati e da quote di OICR quotate, completamente da ascriversi a Centrovita Assicurazioni S.p.A.

3.2 Attività finanziarie valutate al fair value: variazioni annue

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	424		1.139		1.563
B. Aumenti	7		178		185
B1. Acquisti			105		105
B2. Variazioni positive di fair value	7		73		80
B3. Altre variazioni					
C. Diminuzioni	54		155		209
C1. Vendite	30		116		146
C2. Rimborsi	23				
C3. Variazioni negative di fair value	1		39		40
C4. Altre variazioni					
D. Rimanenze finali	377		1.162		1.539

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

Voci/Valori	30 giugno 2006			31 dicembre 2005			variazioni %		
	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
1. Titoli di debito	2.450	348	2.798	2.249	302	2.551	8,9%	15,2%	9,7%
1.1 Titoli strutturati	6		6				100,0%		100,0%
1.2 Altri titoli di debito	2.444	348	2.792	2.249	302	2.551	8,7%	15,2%	9,4%
2. Titoli di capitale	142	176	318	157	178	335	-9,6%	-1,1%	-5,1%
2.1 Valutati al fair value	142	84	226	10	16	26	n.s.	n.s.	n.s.
2.2 Valutati al costo		92	92	147	162	309	-100,0%	-43,2%	-70,2%
3. Quote di O.I.C.R.	33	77	110	25	82	107	32,0%	-6,1%	2,8%
4. Finanziamenti									
5. Attività deteriorate	1		1	2		2	-50,0%		-50%
6. Attività cedute non cancellate									
Totale	**2.626**	**601**	**3.227**	**2.433**	**562**	**2.995**	**7,9%**	**6,9%**	**7,7%**

L'incremento delle attività finanziarie disponibili per la vendita deriva dall'acquisto di titoli di debito da parte della Capogruppo ed include un importo pari a per 60 milioni di euro circa di titoli di pertinenza del FIP.

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

Tipologia operazioni / Valori	30 giugno 2006	31 dicembre 2005	variazioni %
A. Crediti verso Banche Centrali	76	84	-9,5%
1. Depositi vincolati	12		100,0%
2. Riserva obbligatoria	64	84	-23,8%
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	1.576	1.448	8,8%
1. Conti correnti e depositi liberi	186	198	-6,1%
2. Depositi vincolati	1.258	1.234	1,9%
3. Altri finanziamenti	132	16	n.s.
3.1 Pronti contro termine attivi	10		
3.2 Locazione finanziaria			
3.3 Altri	122	16	n.s.
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	1.652	1.532	7,8%
Totale (fair value)	1.652	1.532	7,8%

Si segnala che per "depositi vincolati" si intendono i depositi diversi dai conti correnti che prevedono una scadenza, solitamente inferiore ai 6 mesi, mentre non sono soggetti ad altri vincoli di utilizzo.

6.2 Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti

	30 giugno 2006				31 dicembre 2005			
Tipologie esposizioni/valori	**Esposizione lorda**	**Rettifiche di valore specifiche**	**Rettifiche di valore di portafoglio**	**Esposizione netta**	**Esposizione lorda**	**Rettifiche di valore specifiche**	**Rettifiche di valore di portafoglio**	**Esposizione netta**
A. ESPOSIZIONI PER CASSA								
a) Sofferenze								
b) Incagli								
c) Esposizioni ristrutturate								
d) Esposizioni scadute								
e) Rischio Paese					1			1
f) Altre attività	1.652			1.652	1.531			1.531
TOTALE A	1.652			1.652	1.532			1.532
B. ESPOSIZIONI FUORI BILANCIO								
a) Deteriorate								
b) Altre								
TOTALE B								

7.1 Crediti verso clientela: composizione merceologica

Tipologia operazioni/Valori	30 giugno 2006	31 dicembre 2005	variazioni %
1. Conti correnti	2.493	3.556	-29,9%
2. Pronti contro termine attivi			
3. Mutui	6.784	6.039	12,3%
4. Carte di credito, prestiti personali e cessioni del quinto	220	210	4,8%
5. Locazione finanziaria			
6. Factoring			
7. Altre operazioni	4.147	2.903	42,9%
8. Titoli di debito		4	-100,0%
8.1 Titoli strutturati			
8.2 Altri titoli di debito		4	-100,0%
9. Attività deteriorate	387	435	-11,0%
10. Attività cedute non cancellate			
Totale (valore di bilancio)	14.031	13.147	6,7%
Totale (fair value)	14.395	13.717	4,9%

7.2 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti

Tipologie esposizioni/valori	30 giugno 2006			31 dicembre 2005			variazioni %		
	Esposizione lorda	Rettifiche di valore	Esposizione netta	Esposizione lorda	Rettifiche di valore	Esposizione netta	Esposizione loda	Rettifiche di valore	Esposizione netta
A. ESPOSIZIONI PER CASSA									
a) Sofferenze	325	176	149	313	166	147	3,8%	6,0%	1,4%
b) Incagli	197	34	163	204	37	167	-3,4%	-8,1%	-2,4%
c) Esposizioni ristrutturate	2		2	40	1	39	-95,0%	-100,0%	-94,9%
d) Esposizioni scadute	78	5	73	87	5	82	-10,3%	0,0%	-11,0%
e) Rischio Paese									
f) Altre attività	13.692	48	13.644	12.765	53	12.712	7,3%	-9,4%	7,3%
TOTALE A	14.294	263	14.031	13.409	262	13.147	6,6%	0,4%	6,7%

7.3 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	313	204	40	87	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento					
B.1 ingressi da esposizioni in bonis	10	73		73	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	38	17			
B.3 altre variazioni in aumento	10	10		6	
C. Variazioni in diminuzione					
C.1 uscite verso esposizioni in bonis		31	37	50	
C.2 cancellazioni	18	2	1		
C.3 incassi	24	38		18	
C.4 realizzi per cessioni				2	
C.5 trasferimenti ad altre categorie di esposizioni deteriorate		36		18	
C.6 altre variazioni in diminuzione	4				
D. Esposizione lorda finale	325	197	2	78	
- di cui: esposizioni cedute non cancellate					

7.4 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	166	37	1	5	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento					
B.1 rettifiche di valore	29	15		3	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	13	2		1	
B.3 altre variazioni in aumento	1				
C. Variazioni in diminuzione					
C.1 riprese di valore da valutazione	6	6	1	2	
C. 2 riprese di valore da incasso	6	1		1	
C.3 cancellazioni	17				
C.4 trasferimenti ad altre categorie di esposizioni deteriorate		13		1	
C.5 altre variazioni in diminuzione	4				
D. Rettifiche complessive finali	176	34		5	
- di cui: esposizioni cedute non cancellate					

Sezione 8 - Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati / Attività sottostanti	30 giugno 2006						31 dicembre 2005	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati	23					23	51	-54,9%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**23**					**23**	**51**	**-54,9%**
Totale (A+B)	**23**					**23**	**51**	**-54,9%**

L'attività finanziaria è rappresentata dal fair value dei derivati a copertura del rischio specifico delle obbligazioni emesse oggetto di copertura.

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate in modo congiunto (valutate al patrimonio netto) e in società sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Tipo di rapporto 1)	Rapporto di partecipazione		Disponibilità voti %
			Impresa partecipante	Quota %	
A. Imprese sottoposte a cotrollo congiunto					
1. Gruppo Findomestic Banca	Firenze	*7)*			50,00
			Banca CR Firenze SpA	47,17	
			Cassa di Risparmio di Pistoia e Pescia SpA	2,83	
B. Imprese sottoposte a influenza notevole					
2. Centro Leasing SpA	Firenze	*8)*			43,52
			Banca CR Firenze SpA	33,9	
			Cassa di Risparmio di Pistoia e Pescia SpA	7,08	
			Cassa di Risparmio della Spezia SpA	0,79	
			Cassa di Risparmio di Mirandola SpA	0,01	
			Cassa di Risparmio di Orvieto SpA	1,18	
			Cassa di Risparmio di Civitavecchia SpA	0,56	
3. Centro Factoring SpA	Firenze	*8)*			47,68
			Banca CR Firenze SpA	41,76	
			Cassa di Risparmio di Pistoia e Pescia SpA	5,73	
			Cassa di Risparmio della Spezia SpA	0,16	
			Cassa di Risparmio di Orvieto SpA	0,03	

1) Tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove *7)* definisce il controllo congiunto ai sensi dello IAS 31 e *8)* si riferisce all'impresa associata ai sensi dello IAS 28.

10.2 Partecipazioni in società controllate in modo congiunto e in società sottoposte ad influenza notevole: informazioni contabili

Denominazioni	Utile (Perdita)	Patrimonio netto	Valore di bilancio consolidato	Fair value
A. Imprese valutate al patrimonio netto			450	
A.1 Sottoposte a controllo congiunto				
1. Gruppo Findomestic Banca	48	686	345	
A.2 Sottoposte a influenza notevole				
1. Centro Leasing SpA	8	175	79	85
2. Centro Factoring SpA	3	52	26	32

10.3 Partecipazioni: variazioni annue

A. Esistenze iniziali	**435**
B. Aumenti	**29**
B.1 Acquisti	
B.2 Riprese di valore	
B.3 Rivalutazioni	29
B.4 Altre variazioni	
C. Diminuzioni	**-14**
C.1 Vendite	
C.2 Rettifiche di valore	
C.3 Altre variazioni	-14
D. Rimanenze finali	**450**
E. Rivalutazioni totali	
F. Rettifiche totali	

Sezione 11 - Riserve tecniche a carico dei riassicuratori - Voce 110

11.1 Riserve tecniche a carico dei riassicuratori: composizione

	30 giugno 2006	31 dicembre 2005	variazioni %
A. Ramo danni		1	-100,0%
A1. Riserve premi		1	-100,0%
A2. Riserve sinistri			
A3. Altre riserve			
B. Ramo vita			
B1. Riserve matematiche			
B2. Riserve per somme da pagare			
B3. Altre riserve			
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati			
C1. Riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato			
C2. Riserve derivanti dalla gestione dei fondi pensione			
D. Totale riserve tecniche a carico dei riassicuratori		1	-100,0%

Al 30 giugno 2006 non risulta valorizzato alcun importo in quanto il saldo a tale data è inferiore ad un milione di euro.

Sezione 12 - Immobilizzazioni materiali

	30 giugno 2006	31 dicembre 2005	variazioni %
Attività materiali ad uso funzionale	378	389	-2,8%
Attività materiali detenute a scopo di investimento	60	58	3,4%
Totale Attività materiali	**438**	**447**	**-2,0%**

12.1 Attività materiali ad uso funzionale: variazioni annue

	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	Totale
A. Esistenze iniziali lorde	**110**	**435**	**40**	**33**	**57**	**675**
A.1 Riduzioni di valore totali nette	1	216	22	23	24	286
A.2 Esistenze iniziali nette	**109**	**219**	**18**	**10**	**33**	**389**
B. Aumenti						
B.1 Acquisti			1	1	1	3
B.2 Spese per migliorie capitalizzate		1				1
B.3 Riprese di valore						
B.4 Variazioni positive di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
B.5 Differenze positive di cambio						
B.6 Trasferimenti da immobili detenuti a scopo di investimento		1				1
B.7 Altre variazioni					3	3
C. Diminuzioni						
C.1 Vendite	-1	-3				-4
C.2 Ammortamenti		-5	-1	-1	-4	-11
C.3 Rettifiche di valore da deterioramento imputate a:						
a) patrimonio netto						
b) conto economico						
C.4 Variazioni negative di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
C.5 Differenze negative di cambio						
C.6 Trasferimenti a						
a) attività materiali detenute a scopo di investimento	-1	-3				-4
b) attività in via di dismissione						
C.7 Altre variazioni						
D. Rimanenze finali nette	**107**	**210**	**18**	**10**	**33**	**378**
D.1 Riduzioni di valore totali nette	1	198	20	20	25	264
D.2 Rimanenze finali lorde	**108**	**408**	**38**	**30**	**58**	**642**

12.2 Attività materiali detenute a scopo di investimento: variazioni annue

	Terreni	Fabbricati	Totale
A. Esistenze iniziali	**17**	**41**	**58**
B. Aumenti			
B.1 Acquisti			
B.2 Spese per migliorie capitalizzate			
B.3 Variazioni positive di fair value		1	1
B.4 Riprese di valore			
B.5 Differenze di cambio positive			
B.6 Trasferimenti da immobili ad uso funzionale	1	3	4
B.7 Altre variazioni			
C. Diminuzioni			
C.1 Vendite	-1	-1	-2
C.2 Ammortamenti			
C.3 Variazioni negative di fair value			
C.4 Rettifiche di valore da deterioramento			
C.5 Differenze di cambio negative			
C.6 Trasferimenti ad altri portafogli di attività			
a) immobili ad uso funzionale		-1	-1
b) attività non correnti in via di dismissione			
C.7 Altre variazioni			
D. Rimanenze finali	**17**	**43**	**60**

Sezione 13 - Attività immateriali - Voce 130

13.1 Attività immateriali: variazioni annue

	Avviamento	Altre attività immateriali: generate internamente		Altre attività immateriali: altre		Totale
		Lim	Illim	Lim	Illim	
\. Esistenze iniziali	**291**	**1**		**75**		**367**
\.1 Riduzioni di valore totali nette				56		56
\.2 Esistenze iniziali nette	**291**	**1**		**19**		**311**
3. Aumenti						
3.1 Acquisti	22			4		26
3.2 Incrementi di attività immateriali interne						
3.3 Riprese di valore						
3.4 Variazioni positive di fair value						
- a patrimonio netto						
- a conto economico						
3.5 Differenze di cambio positive						
3.6 Altre variazioni	4			2		6
:. Diminuzioni						
:.1 Vendite						
:.2 Rettifiche di valore						
- Ammortamenti				-8		-8
- Svalutazioni:						
+ patrimonio netto						
+ conto economico						
:.3 Variazioni negative di fair value:						
- a patrimonio netto						
- a conto economico						
:.4 Trasferimenti alle attività non correnti in via dismissione						
:.5 Differenze di cambio negative						
:.6 Altre variazioni						
). Rimanenze finali nette	**317**	**1**		**17**		**335**
).1 Rettifiche di valore totali nette				60		60
:. Rimanenze finali lorde	**317**	**1**		**77**		**395**

.'incremento dell'avviamento di cui alla voce B.1 è relativo all'acquisizione della quota di controllo in Banca C.R. Firenze Romania SA; in proposito si segnala che, come previsto dall'IFRS 3, paragrafo 62, la Capogruppo ha attribuito emporaneamente la differenza tra il prezzo ed il patrimonio netto alla voce Avviamento, in attesa dell'attribuzione ad altre componenti dell'attivo o del passivo.

.'incremento di cui alla voce B.6 è relativo alla rilevazione di differenze positive, precedentemente incluse nel patrimonio di erzi, avvenuta in seguito all'acquisizione della residua interessenza nella Cassa di Risparmio di Mirandola SpA.

egenda
im: a durata limitata
llim: a durata illimitata

Sezione 14 - Le attività fiscali e le passività fiscali - Voce 140 dell'attivo e Voce 80 del passivo

14.1 Attività per imposte anticipate: composizione

	30 giugno 2006	31 dicembre 2005	variazioni %
Crediti	20	32	-37,5%
Titoli	4	9	-55,6%
Fondi per rischi ed oneri	29	24	20,8%
Fondo di quiescienza per il personale	10	13	-23,1%
Fondo TFR	8	8	0,0%
Avviamento	1	1	0,0%
Altro	18	15	20,0%
Totale	**90**	**102**	**-11,8%**

14.2 Passività per imposte differite: composizione

	30 giugno 2006	31 dicembre 2005	variazioni %
Crediti	4	13	-69,2%
Titoli	30	33	-9,1%
Avviamento		1	-100,0%
Immobili	3	6	-50,0%
Altro	8	5	60,0%
Totale	**45**	**58**	**-22,4%**

14.3 Variazioni delle imposte anticipate (in contropartita del conto economico)

Importo iniziale	**86**
Aumenti	**22**
2.1 Imposte anticipate rilevate nell'esercizio	
a) relative a precedenti esercizi	19
b) dovute al mutamento di criteri contabili	
c) riprese di valore	
d) altre	2
2.2 Nuove imposte o incrementi di aliquote fiscali	
2.3 Altri aumenti	1
Diminuzioni	**-34**
3.1 Imposte anticipate annullate nell'esercizio	
a) rigiri	-34
b) svalutazioni per sopravvenuta irrecuperabilità	
c) mutamento di criteri contabili	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
Importo finale	**74**

Alla data di chiusura dell'esercizio non sono presenti attività per imposte anticipate derivanti da perdite fiscali imputabili agli esercizi precedenti.

14.4 Variazioni delle imposte differite (in contropartita del conto economico)

1. Importo iniziale	**46**
2. Aumenti	**4**
2.1 Imposte differite rilevate nell'esercizio	
a) relative a precedenti esercizi	2
b) dovute al mutamento di criteri contabili	
c) altre	
2.2 Nuove imposte o incrementi di aliquote fiscali	
2.3 Altri aumenti	2
3. Diminuzioni	**-18**
3.1 Imposte differite annullate nell'esercizio	
a) rigiri	-16
b) dovute al mutamento di criteri contabili	-2
c) altre	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
4. Importo finale	**32**

14.5 Variazioni delle imposte anticipate (in contropartita del patrimonio netto)

1. Importo iniziale	**16**
2. Aumenti	**11**
2.1 Imposte anticipate rilevate nell'esercizio	
a) relative a precedenti esercizi	
b) dovute al mutamento di criteri contabili	
c) altre	
2.2 Nuove imposte o incrementi di aliquote fiscali	
2.3 Altri aumenti	11
3. Diminuzioni	**-11**
3.1 Imposte anticipate annullate nell'esercizio	
a) rigiri	-1
b) svalutazioni per sopravvenuta irrecuperabilità	-10
c) dovute al mutamento di criteri contabili	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
4. Importo finale	**16**

14.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)

1. Importo iniziale		**12**
2. Aumenti		**3**
2.1 Imposte differite rilevate nell'esercizio		
a) relative a precedenti esercizi		3
b) dovute al mutamento di criteri contabili		
c) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali		
2.3 Altri aumenti		
3. Diminuzioni		**-2**
3.1 Imposte differite annullate nell'esercizio		
a) rigiri		
b) dovute al mutamento di criteri contabili		
c) altre		-2
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale		**13**

16.1 Altre attività: composizione

	30 giugno 2006	31 dicembre 2005	variazioni %
1. Crediti tributari verso erario e enti impositori	21	57	-63,2%
2. Assegni di terzi in giacenza presso la cassa	88	67	31,3%
3. Assegni tratti sull'azienda in giacenza presso la cassa	4	6	-33,3%
4. Depositi cauzionali		1	-100,0%
5. Partite viaggianti tra filiali	92	64	43,8%
6. Partite in corso di lavorazione	80	106	-24,5%
7. Risconti attivi non riconducibili a voce propria	5	5	0,0%
8. Conti debitori della gestione e riscossione tributi		191	-100,0%
9. Altre	146	140	4,3%
Totale	**436**	**637**	**-31,6%**

Al 30 giugno 2006 la mancata valorizzazione della voce 8. è dovuta alla prevista cessione della partecipazione di controllo sulle società di riscossione tributi Cerit S.p.A. ed SRT S.p.A.

Passivo

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/Componenti del gruppo	30 giugno 2006	31 dicembre 2005	variazioni %
1. Debiti verso banche centrali	70	90	**-22,2%**
2. Debiti verso banche	**1.254**	**783**	60,2%
2.1 Conti correnti e depositi liberi	572	125	357,6%
2.2 Depositi vincolati	255	350	-27,1%
2.3 Finanziamenti	126	87	44,8%
2.3.1 locazione finanziaria	125		100,0%
2.3.2 altri	1	87	44,8%
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali			100,0%
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	301	207	-98,9%
2.5.1 pronti contro termine passivi	286	207	38,2%
2.5.2 altre	15		100,0%
2.6 Altri debiti		14	-100,0%
Totale	**1.324**	**873**	**51,7%**
Fair value	**1.324**	**873**	**51,7%**

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica

Tipologia operazioni/Componenti del gruppo	30 giugno 2006	31 dicembre 2005	variazioni %
1. Conti correnti e depositi liberi	9.316	9.267	0,5%
2. Depositi vincolati	31	2	n.s.
3. Fondi di terzi in amministrazione	1	1	0,0%
4. Finanziamenti			
4.1 locazione finanziaria	2	3	-33,3%
4.2 altri	2		100,0%
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali			
6. Passività a fronte di attività cedute non cancellate dal bilancio			
6.1 pronti contro termine passivi	1.059	894	18,5%
6.2 altre			
7. Altri debiti	115	86	33,7%
Totale	**10.526**	**10.253**	**2,7%**
Fair value	**10.526**	**10.253**	**2,7%**

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica

Tipologia titoli/Componenti del gruppo	30 giugno 2006	31 dicembre 2005	variazioni %
A. Titoli quotati			
1. Obbligazioni			
1.1 strutturate			
1.2 altre			
2. Altri titoli			
2.1 strutturati			
2.2 altri			
B. Titoli non quotati	**5.414**	**5.248**	**3,2%**
1. Obbligazioni	5.176	4.888	5,9%
1.1 strutturate	225	1.188	-81,1%
1.2 altre	4.951	3.700	33,8%
2. Altri titoli	238	360	-33,9%
2.1 strutturati			
2.2 altri	238	360	-33,9%
Totale	**5.414**	**5.248**	**3,2%**

I titoli non quotati di cui al punto 2.2 includono i certificati di deposito alla data di chiusura dell'esercizio o periodo.

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli / Componenti del gruppo	30 giugno 2006	31 dicembre 2005	variazioni %
A. Passività per cassa			
1. Debiti verso banche			
2. Debiti verso clientela			
3. Titoli di debito			
3.1 Obbligazioni			
3.1.1 Strutturate			
3.1.2 Altre obbligazioni			
3.2 Altri titoli			
3.2.1 Strutturati			
3.2.2 Altri			
Totale A			
B. Strumenti derivati			
1. Derivati finanziari			
1.1 Di negoziazione	52	18	188,9%
1.2 Connessi con la fair value option			
1.3 Altri	1	1	0,0%
2. Derivati creditizi			
2.1 Di negoziazione			
2.2 Connessi con la fair value option			
2.3 Altri			
Totale B	**53**	**19**	**178,9%**
Totale (A+B)	**53**	**19**	**178,9%**

Il portafoglio delle passività finanziarie di negoziazione si compone dei derivati scorporati dalle obbligazioni oggetto di copertura di fair value.

Sezione 5 - Passività finanziarie valutate al fair value - Voce 50

5.1 Passività finanziarie valutate al fair value: composizione merceologica

Tipologia operazione/Valori	30 giugno 2006	31 dicembre 2005	variazioni %
1. Debiti verso banche			
1.1 Strutturati			
1.2 Altri			
2. Debiti verso clientela			
2.1 Strutturati			
2.2 Altri	1.317	1.786	-26,3%
3. Titoli di debito			
3.1 Strutturati			
3.2 Altri			
Totale	**1.317**	**1.786**	**-26,3%**

Il portafoglio degli strumenti finanziari valutati al fair value è rappresentato dalle passività della società Centrovita Assicurazioni SpA relativamente alle polizze assicurative con rischio finanziario a carico dell'assicurato (categoria D del ramo vita del bilancio assicurativo).

5.3 Passività finanziarie valutate al fair value: variazioni annue

	Debiti verso banche	Debiti verso clientela	Titoli in circolazione	Totale
A. Esistenze iniziali		**1.786**		**1.786**
B. Aumenti				
B1. Emissioni				
B2. Vendite				
B3. Variazioni positive di fair value				
B4. Altre variazioni				
C. Diminuzioni		**469**		**469**
C1. Acquisti				
C2. Rimborsi				
C3. Variazioni negative di fair value				
C4. Altre variazioni		469		469
D. Rimanenze finali		**1.317**		**1.317**

La riduzione delle passività in oggetto è legata alla ristrutturazione del portafoglio prodotti di bancassicurazione della controllata Cemtrovita Assicurazioni SpA, che ha comportato una temporanea prevalenza dei riscatti rispetto alla stipula di nuove polizze.

Sezione 6 - Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati / Attività sottostanti	30 giugno 2006						31 dicembre 2005	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati	30					30	17	76,5%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	30					30	17	76,5%
Totale (A+B)	30					30	17	76,5%

La passività finanziaria è rappresentata dal fair value dei derivati a copertura del rischio specifico delle obbligazioni emesse oggetto di copertura.

Sezione 8 - Passività fiscali - Voce 80

Si rinvia a quanto indicato nella Sezione 14 dell'attivo - Le attività e le passività fiscali

Sezione 10 - Altre passività - Voce 100

10.1 Altre passività: composizione

Voci	30 giugno 2006	31 dicembre 2005	variazioni %
1. Debiti tributari verso erario e enti impositori	34	60	-43,3%
2. Debiti verso enti previdenziali	2	3	-33,3%
3. Somme a disposizione della clientela	41	34	20,6%
4. Somme di terzi per depositi cauzionali	1	1	0,0%
5. Altri debiti verso il personale	33	33	0,0%
6. Partite viaggianti tra filiali	81	39	107,7%
7. Partite in corso di lavorazione	231	234	-1,3%
8. Risconti passivi non riconducibili a voce propria	4	3	33,3%
9. Debiti a fronte del deterioramento di crediti	3	3	0,0%
10. Conti creditori della gestione e concessione tributi		121	-100,0%
11. Altre	592	450	31,6%
Totale	**1.022**	**981**	**4,2%**

Al 30 giugno 2006 la mancata valorizzazione della voce 10 è dovuta alla prevista cessione della partecipazione di controllo nelle società di riscossione tributi Cerit SpA ed SRT SpA.

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

A. Esistenze iniziali	**193**
B. Aumenti	**9**
B.1 Accantonamento dell'esercizio	9
B.2 Altre variazioni in aumento	
C. Diminuzioni	**11**
C.1 Liquidazioni effettuate	10
C.2 Altre variazioni in diminuzione	1
D. Rimanenze finali	**191**

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Componenti	30 giugno 2006	31 dicembre 2005	variazioni %
1 Fondi di quiescenza aziendali	185	198	7,0%
2. Altri fondi per rischi ed oneri	67	58	-13,4%
2.1 controversie legali	*29*	*23*	*-20,7%*
2.2 oneri per il personale	*20*	*14*	*-30,0%*
2.3 altri	*18*	*21*	*16,7%*
Totale	**252**	**256**	**-6,4%**

12.2 Fondi per rischi e oneri: variazioni annue

Voci/Componenti	Fondi di quiescenza	Altri fondi	Totale
A. Esistenze iniziali	**198**	**58**	**256**
B. Aumenti	**3**	**14**	**17**
B.1 Accantonamento dell'esercizio	3	14	17
B.2 Variazioni dovute al passare del tempo			
B.3 Variazioni dovute a modifiche del tasso di sconto			
B.4 Altre variazioni			
C. Diminuzioni	**16**	**5**	**21**
C.1 Utilizzo nell'esercizio	4	5	9
C.2 Variazioni dovute a modifiche del tasso di sconto			
C.3 Altre variazioni	12		12
D. Rimanenze finali	**185**	**67**	**252**

Le "Altre variazioni" di cui alla voce C.3 si riferiscono al conferimento da parte della Cassa di Risparmio di Civitavecchia SpA al Fondo Pensione Aperto "CRF previdenza" per 9 milioni di euro ed alla rettifica da parte della Capogruppo di attività disponibili per la vendita ("AFS"), incluse nel patrimonio di pertinenza del FIP, per 3 milioni di euro; in proposito si precisa che entrambe le suddette variazioni non hanno avuto impatto sull'utile e sul patrimonio netto del Gruppo.

Sezione 13 - Riserve tecniche - Voce 130

13.1 Riserve tecniche: composizione

	30 giugno 2006	31 dicembre 2005	variazioni %
A. Ramo danni	**11**	**11**	**0,0%**
A1. riserve premi	6	6	0,0%
A2. riserve sinistri	3	3	0,0%
A3. altre riserve	2	2	0,0%
B. Ramo vita	**899**	**918**	**2,1%**
B1. riserve matematiche	872	898	-2,9%
B2. riserve per somme da pagare	18	11	63,6%
B3. altre riserve	9	9	0,0%
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati	**386**	**0**	**100,0%**
C1. riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato	386	0	100,0%
C2. riserve derivanti dalla gestione dei fondi pensione			
D. Totale riserve tecniche	**1.296**	**929**	**39,5%**

La sottovoce C. risulta valorizzata in seguito alla ristrutturazione del portafoglio prodotti di bancassicurazione della controllata Centrovita Assicurazioni SpA, come indicato nella sezione 5 - Passività finanziarie valutate al fair value.

Sezione 15 - Patrimonio del gruppo - Voci 140, 160, 170, 180, 190, 200 e 220

15.1 Patrimonio del gruppo: composizione

Voci/Valori	30 giugno 2006	31 dicembre 2005	variazioni %
1. Capitale	825	648	27,3%
2. Sovrapprezzi di emissione	102	58	75,9%
3. Riserve	455	341	33,4%
5. Riserve da valutazione	41	130	-68,5%
7. Utile (Perdita) d'esercizio di pertinenza del gruppo	89	149	-40,3%
Totale	1.512	1.326	14,0%

Le variazioni intervenute nelle voci che compongono il patrimonio netto sono pressochè interamente dovute agli aumenti di capitale gratuito e a pagamento effettuati nel primo semestre 2006.

15.2 "Capitale" e "Azioni proprie": composizione

	N° azioni	Quota
Ente CR Firenze	579.089.943	42,13%
Sanpaolo Imi S.p.A.	256.497.774	18,66%
BNP-Paribas S.A.	90.023.800	6,55%
Fondazione CR La Spezia	53.996.960	3,93%
Fondazione CR Pistoia e Pescia	50.834.627	3,70%
Banca CARIGE	34.566.245	2,52%
Sofibar S.pA.	15.025.000	1,09%
Altri (Mercato)	294.587.012	21,42%
Totale	1.374.621.361	99,99%

15.3 Riserve da valutazione: composizione

Voci/Componenti	30 giugno 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie disponibili per la vendita	38	46	-17,4%
2. Attività materiali	1	79	-98,7%
8. Leggi speciali di rivalutazione	2	5	-60,0%
Totale	41	130	-68,5%

La diminuzione delle riserve da valutazione è da ascriversi all'utilizzo di tali riserve per l'aumento a titolo gratuito del Capitale sociale della Capogruppo e delle banche controllate; ai fini del bilancio consolidato l'aumento relativo alle controllate è stato interamente imputato alla riserva d consolidamento, inclusa nella voce "Riserve".

15.4 Patrimonio e requisiti di vigilanza

	30 giugno 2006	31 dicembre 2005	Variazione %
A.1 Elementi positivi del patrimonio di base	**1.457**	**1.151**	**26,6%**
Capitale e sovrapprezzi di emissione	927	706	31,3%
Riserve	513	357	43,7%
Utile dell'esercizio non distribuito	17	88	-80,7%
A.2 Elementi negativi del patrimonio di base	**-342**	**-321**	**6,5%**
Avviamento	-322	-296	8,8%
Altre immobilizzazioni immateriali	-20	-25	-20,0%
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	**1.115**	**830**	**34,3%**
Filtri prudenziali del patrimonio di base:	120	135	*-11,1%*
- filtri prudenziali Ias/Ifrs positivi	*122*	*140*	*-12,9%*
- filtri prudenziali Ias/Ifrs negativi	*-2*	*-5*	*-60,0%*
B. Patrimonio di base dopo l'applicazione dei filtri prudenziali	**1.235**	**965**	**28,0%**
C.1 Elementi positivi del patrimonio supplementare	**967**	**858**	**12,7%**
Strumenti ibridi di patrimonializzazione	400	400	0,0%
Passività subordinate	567	458	23,8%
C.2 Elementi negativi del patrimonio supplementare	**0**	**0**	**0,0%**
C. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	**967**	**858**	**12,7%**
Filtri prudenziali del patrimonio supplementare:	37	107	*-65,4%*
- filtri prudenziali Ias/Ifrs positivi	*37*	*111*	*-66,7%*
- filtri prudenziali Ias/Ifrs negativi		*-4*	*-100,0%*
D. Patrimonio supplementare dopo l'applicazione dei filtri prudenziali	**1.004**	**965**	**4,0%**
E. Totale patrimonio di base e supplementare dopo l'applicazione dei filtri prudenziali	**2.239**	**1.930**	**16,0%**
Elementi da dedurre dal totale patrimonio di base e supplementare	258	250	3,2%
F. PATRIMONIO DI VIGILANZA	**1.981**	**1.680**	**17,9%**
C. ATTIVITA' DI RISCHIO E COEFFICIENTI DI VIGILANZA			
C.1 Attività di rischio ponderate	21.593	19.991	8,0%
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	5,72%	4,83%	0,89%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	9,31%	8,55%	0,76%

L'incremento del Patrimonio di Base, pari a 270 milioni di euro, è dovuto per 221 milioni di euro all'aumento del Capitale e dei Sovrapprezzi della Capogruppo in seguito alle operazioni di aumento di capitale gratuito ed pagamento avvenute nel primo semestre 2006, nonchè all'incremento delle riserve in seguito alla capitalizzazione dell'utile dell'esercizio precedente di pertinenza della Capogruppo e delle società incluse nel perimetro di consolidamento.
L'incremento del Patrimonio Supplementare, pari a circa 39 milioni di euro, rappresenta la componente netta derivante dall'emissione di prestiti subordinati per 75 milioni di euro, compensata per 37 milioni di euro dalla diminuzione delle riserve da valutazione computabili come patrimonio supplementare, in relazione all'aumento di capitale sopra descritto.
Le variazioni sopra menzionate hanno comportato un incremento complessivo del Patrimonio di Vigilanza pari a circa 301 milioni di euro.

Sezione 16 - Patrimonio di pertinenza di terzi - Voce 210

16.1 Patrimonio di pertinenza di terzi: composizione

Voci/Valori	30 giugno 2006	31 dicembre 2005	variazioni %
1. Capitale			
2. Sovrapprezzi di emissione			
3. Riserve	71	39	82,1%
4. (Azioni proprie)			
5. Riserve da valutazione		30	-100,0%
6. Strumenti di capitale			
7. Utile (Perdita) dell'esercizio di pertinenza di terzi	16	26	-38,5%
Totale	**87**	**95**	**-8,4%**

L'incremento delle riserve di utili di pertinenza di terzi deriva principalmente dalla capitalizzazione di parte degli utili dell'esercizio precedente conseguiti dalle società controllate.

16.2 Riserve da valutazione di pertinenza di terzi: composizione

Voci/Componenti	30 giugno 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie disponibili per la vendita		5	-100,0%
2. Attività materiali		24	-100,0%
3. Attività immateriali			
4. Copertura di investimenti esteri			
5. Copertura dei flussi finanziari			
6. Differenze di cambio			
7. Attività non correnti in via di dismissione			
8. Leggi speciali di rivalutazione		1	-100,0%
Totale		**30**	**-100,0%**

Al 30 giugno 2006 la voce "Riserve da valutazione" non risulta valorizzata in quanto le relative componenti sono state interamente utilizzate per gli aumenti di capitale a titolo gratuito effettuati da alcune banche del Gruppo.

Altre informazioni

1. Garanzie rilasciate e impegni

Operazioni	30 giugno 2006	31 dicembre 2005	variazioni %
1) Garanzie rilasciate di natura finanziaria			
a) Banche	11	33	-66,7%
b) Clientela	512	644	-20,5%
2) Garanzie rilasciate di natura commerciale			
a) Banche	47	41	14,6%
b) Clientela	326	315	3,5%
3) Impegni irrevocabili a erogare fondi			
a) Banche			
i) a utilizzo certo	278	395	-29,6%
ii) a utilizzo incerto	25	21	19,0%
b) Clientela			
i) a utilizzo certo	184	296	-37,8%
ii) a utilizzo incerto	223	602	-63,0%
4) Impegni sottostanti ai derivati su crediti: vendite di protezione	7	7	0,0%
5) Attività costituite in garanzia di obbligazioni di terzi			
6) Altri impegni	189	62	204,8%
Totale	**1.802**	**2.416**	**-25,4%**

La diminuzione della sottovoce 3 b) ii "Impegni irrevocabili a erogare fondi a utilizzo incerto - clientela " è dovuta al fatto che a partire dal 30 giugno 2006 la suddetta sottovoce include, con riferimento ai finanziamenti concessi a clientela operante nel settore edile, solo la parte connessa allo stato di avanzamento dei lavori.

2. Grandi Rischi

	30 giugno 2006	31 dicembre 2005	variazioni %
a) ammontare	298	261	14,2%
b) numero	1	1	0,0%

Si precisa che la sola posizione segnalata tra i "Grandi rischi" è riferita ad una società finanziaria collegata, che a partire dal 1° luglio 2006 è diventata banca; di conseguenza, considerando la minore ponderazione delle attività di rischio relative alla suddetta posizione, attualmente non risultano presenti affidamenti rientranti nella categoria in esame.

ARTE C - INFORMAZIONI SUL CONTO ECONOMICO CONSOLIDATO

zione 1 - Gli interessi - Voci 10 e 20

! Interessi attivi e proventi assimilati: composizione

Voci/Forme tecniche	30 giugno 2006					30 giugno 2005	variazioni %
	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	Totale	Totale	
	Titoli di debito	Finanziamenti					
Attività finanziarie detenute per la negoziazione	7				7	7	0,0%
Attività finanziarie valutate al fair value	1				1	-	100,0%
Attività finanziarie disponibili per la vendita	42				42	37	13,5%
Attività finanziarie detenute sino alla scadenza							
Crediti verso banche		19		3	22	13	69,2%
Crediti verso clientela		321	9	6	336	299	12,4%
Derivati di copertura (*)				5	5		100,0%
Attività finanziarie cedute non cancellate							
Altre attività						1	-100,0%
Totale	50	340	9	14	413	357	15,7%

rappresentano l'effetto netto dei differenziali dei contratti derivati con finalità di copertura

l presente schema gli interessi attivi sono computati secondo il tasso interno di rendimento o tasso effettivo; tale computo è influenzato dai costi e ricavi di transazione direttamente onducibili allo strumento finanziario.

Interessi passivi e oneri assimilati: composizione

Voci/Forme tecniche	30 giugno 2006				30 giugno 2005	variazioni %
	Debiti	Titoli	Altre passività	Totale	Totale	
Debiti verso banche	15		1	16	11	45,5%
Debiti verso clientela	54			54	42	28,6%
Titoli in circolazione		73		73	56	30,4%
Passività finanziarie di negoziazione						
Passività finanziarie valutate al fair value						
Passività finanziarie a fronte di attività cedute non cancellate						
Altre passività			4	4	3	33,3%
Derivati di copertura (*)						
Totale	69	73	5	147	112	31,3%

Sezione 2 - Le commissioni - Voci 40 e 50

2.1 Commissioni attive: composizione

Tipologia servizi / settori	30 giugno 2006	30 giugno 2005	variazioni %
a) garanzie rilasciate	4	3	33,3%
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:	81	73	11,0%
1. negoziazione di strumenti finanziari	1	1	0,0%
2. negoziazione di valute	1	2	-50,0%
3. gestioni patrimoniali	44	38	15,8%
3.1. individuali	*10*	*8*	25,0%
3.2. collettive (*)	*34*	*30*	13,3%
4. custodia e amministrazione di titoli	2	2	0,0%
5. banca depositaria		1	-100,0%
6. collocamento di titoli	8	7	14,3%
7. raccolta ordini	3	3	0,0%
8. attività di consulenza			
9. distribuzione di servizi di terzi	22	19	15,8%
9.1. gestioni patrimoniali	*1*		100,0%
9.1.1. individuali	*1*		100,0%
9.1.2. collettive			
9.2. prodotti assicurativi	*20*	*18*	11,1%
9.3. altri prodotti	*1*	*1*	0,0%
d) servizi di incasso e pagamento	33	33	0,0%
e) servizi di servicing per operazioni di cartolarizzazione	3	3	0,0%
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie		15	-100,0%
h) altri servizi	19	19	0,0%
	140	**146**	**-4,1%**

(*) tale sottovoce è riferita esclusivamente a CR Firenze Gestion Internationale S.A.

Al 30 giugno 2006 la mancata valorizzazione della voce g) è dovuta alla prevista cessione della partecipazione di controllo nelle società di riscossione tributi Cerit SpA ed SRT SpA.

2.2 Commissioni passive: composizione

Servizi / settori	30 giugno 2006	30 giugno 2005	variazioni %
a) garanzie ricevute			
b) derivati su crediti			
c) servizi di gestione e intermediazione:	20	18	11,1%
1. negoziazione di strumenti finanziari	1	1	0,0%
2. negoziazione di valute			
3. gestioni patrimoniali:	4	4	0,0%
3.1 portafoglio proprio	*4*	4	0,0%
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli	1		100,0%
5. collocamento di strumenti finanziari	10	9	11,1%
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	4	4	0,0%
d) servizi di incasso e pagamento	6	5	20,0%
e) altri servizi	1	2	-50,0%
Totale	**27**	**25**	**8,0%**

L'incremento delle commissioni passive per collocamento di strumenti finanziari è legato prevalentemente alla maggiore operatività delle controllate Centrovita Assicurazioni SpA e CR Firenze Gestion Internationale SA.

Sezione 3 - Dividendi e proventi simili - Voce 70

3.1 Dividendi e proventi simili: composizione

	Voci/Proventi	30 giugno 2006		30 giugno 2005	variazioni %
		dividendi	proventi da quote di O.I.C.R.	Totale	Totale	
A.	Attività finanziarie detenute per la negoziazione					
B.	Attività finanziarie disponibili per la vendita	9		9	9	0,0%
C.	Attività finanziarie valutate al fair value					
D.	Partecipazioni					
	Totale	**9**		**9**	**9**	**0,0%**

La sottovoce B rileva i dividendi e proventi simili di pertinenza del portafoglio dei titoli di capitale classificati nella categoria delle attività finanziarie disponibili per la vendita.

Sezione 4 - Il risultato netto dell'attività di negoziazione - Voce 80

4.1 Risultato netto dell'attività di negoziazione: composizione

Operazioni / Componenti reddituali	30 giugno 2006					30 giugno 2005	variazioni %
	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto [(A+B)-(C+D)]	Risultato netto	
1. Attività finanziarie di negoziazione	3	6	1	2	6	7	-14,3%
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Debiti							
2.3 Altre							
3. Altre attività e passività finanziarie: differenze di cambio					3	5	-40,0%
4. Strumenti derivati	135	26	136	19	6	2	200,0%
Totale	138	32	137	21	15	14	7,1%

Sezione 5 - Il risultato netto dell'attività di copertura - Voce 90

5.1 Risultato netto dell'attività di copertura: composizione

Componenti reddituali/Valori	30 giugno 2006	30 giugno 2005	variazioni %
Totale proventi dell'attività di copertura (A)	158	220	-28,2%
Totale oneri dell'attività di copertura (B)	-156	-220	-29,1%
C. Risultato netto dell'attività di copertura (A - B)	2	0	**100,0%**

Sezione 6 - Utili (Perdite) da cessione/riacquisto - Voce 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci/Componenti reddituali	30 giugno 2006			30 giugno 2005	variazioni %
	Utili	Perdite	Risultato netto	Risultato netto	
Attività finanziarie					
1. Crediti verso banche					
2. Crediti verso clientela					
3. Attività finanziarie disponibili per la vendita	5		5	14	-64,3%
4. Attività finanziarie detenute sino alla scadenza					
Totale attività	5		5	14	-64,3%
Passività finanziarie					
1. Debiti verso banche					
2. Debiti verso clientela					
3. Titoli in circolazione	2		2	1	100,0%
Totale passività	2		2	1	100,0%

Al 30 giugno 2005 il risultato netto delle attività finanziarie comprendeva un importo, pari a circa 9,5 milioni di euro, corrispondente all'utile realizzato dalla vendita di parte dell'interessenza partecipativa detenuta nella Fondiaria-Sai SpA.

Sezione 8 - Le rettifiche/riprese di valore nette per deterioramento - Voce 130

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione

Operazioni/ componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				30 giugno 2006 (3) = (1) - (2)	30 giugno 2005	variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Crediti verso banche										
B. Crediti verso clientela	-4	-44	-16	9	37	3	2	-13	-14	-7,1%
C. Totale	-4	-44	-16	9	37	3	2	-13	-14	-7,1%

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione

Operazioni/ Componenti reddituali	Rettifiche di valore (1)		Riprese di valore (2)		30 giugno 2006 (3) = (1) - (2)	30 giugno 2005	Variazioni %
	Specifiche		Specifiche				
	Cancellazioni	Altre	A	B			
A. Titoli di debito							
B. Titoli di capitale		-1			-1	-2	-50,0%
C. Quote di O.I.C.R.							
D. Finanziamenti a banche							
E. Finanziamenti a clientela							
F. Totale		-1			-1	-2	-50,0%

Legenda
A= da interessi
B= altre riprese

Sezione 9 - Risultato netto della gestione assicurativa - Voci 110 - 150 - 160

9.1 Risultato netto della gestione assicurativa: composizione

	30 giugno 2006	30 giugno 2005	variazioni %
110. Risultato netto delle attività e passività finanziarie valutate al fair value	-153	10	n.s.
150. Premi netti	323	160	101,9%
160. Saldo altri proventi e oneri della gestione assicurativa	-155	-167	-7,2%
Totale	15	3	400,0%

In seguito alla ristrutturazione del portafoglio prodotti assicurativi, nel corso del 1° semestre 2006 si è verificata una riduzione del collocamento di polizze del tipo index-linked, a favore di prodotti con componente assicurativa significativa; tale circostanza ha generato, in applicazione dell'IFRS 4, la riclassifica delle "somme da pagare" (componente reddituale negativa della voce 150 "Premi netti") a fronte dei riscatti delle suddette polizze dalla voce 150 "Premi netti" alla voce 110 "Risultato netto delle attività e passività finanziarie valutate al *fair value*", per un importo pari a circa 148 milioni di euro.

9.2 Premi netti: composizione

Premi derivanti dall'attività assicurativa	30 giugno 2006			30 giugno 2005	variazioni %
	Lavoro diretto	Lavoro indiretto	Totale	Totale	
A. Ramo vita					
A.1 Premi lordi contabilizzati (+)	313		313	152	105,9%
A.2 Premi ceduti in riassicurazione (-)					
A.3 Totale	313		313	152	105,9%
B. Ramo danni					
B.1 Premi lordi contabilizzati (+)	10		10	8	25,0%
B.2 Premi ceduti in riassicurazione (-)					
B.3 Variazione dell'importo lordo della riserva premi (+/-)					
B.4 Variazione della riserva premi a carico dei riassicuratori (-/+)					
B.5 Totale	10		10	8	25,0%
C. Totale premi netti	323		323	160	101,9%

Sezione 10 - Saldo altri proventi e oneri della gestione assicurativa - Voce 160

10.1 Saldo altri proventi e oneri della gestione assicurativa: composizione

Voci	30 giugno 2006	30 giugno 2005	variazioni %
1. Variazione netta delle riserve tecniche	-76	-84	-9,5%
2. Sinistri di competenza pagati nell'esercizio	-71	-75	-5,3%
3. Altri proventi e oneri della gestione assicurativa	-8	-8	0,0%
Totale	**-155**	**-167**	**-7,2%**

Sezione 11 - Le spese amministrative - Voce 180

11.1 Spese per il personale: composizione

Tipologia di spesa/Settori	30 giugno 2006	30 giugno 2005	variazioni %
1) Personale dipendente	191	188	1,6%
a) salari e stipendi	*135*	*136*	*-0,7%*
b) oneri sociali	*35*	*33*	*6,1%*
c) indennità di fine rapporto	*0*	*0*	*0,0%*
d) spese previdenziali	*2*	*2*	*0,0%*
e) accantonamento al trattamento di fine rapporto	*9*	*10*	*-10,0%*
f) accantonamento al fondo trattamento di quiescenza e simili:			
- a contribuzione definita	*2*	*2*	*0,0%*
- a prestazione definita	*2*	*2*	*0,0%*
g) versamenti ai fondi di previdenza complementare esterni:			
- a contribuzione definita	*1*	*0*	*100,0%*
- a prestazione definita	*0*	*0*	*0,0%*
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali	*1*	*0*	*100,0%*
i) altri benefici a favore dei dipendenti	*4*	*3*	*33,3%*
2) Altro personale	1	1	0,0%
3) Amministratori	2	2	0,0%
Totale	**194**	**191**	**1,6%**

I dati al 30 giugno 2005 includono i valori relativi alle società del comparto riscossione tributi, per le quali è prevista la dismissione, che a tale data ammontavano complessivamente a circa 7 milioni di euro.

11.2 Numero medio dei dipendenti per categoria: gruppo bancario

Tipologia di spesa/Settori	30 giugno 2006	30 giugno 2005	variazioni %
a) dirigenti	109	111	-1,8%
b) quadri direttivi di 3° e 4° livello	671	694	-3,3%
c) restante personale dipendente	5.008	5.137	-2,5%
Totale	**5.788**	**5.942**	**-2,6%**

11.3 Altre spese amministrative: composizione

Voci/Settori	30 giugno 2006	30 giugno 2005	variazioni %
1 Fitti per immobili	10	8	25,0%
2 Manutenzione ordinaria	2	2	0,0%
3 Altre spese per immobili	1		100,0%
4 Spese postali	5	6	-16,7%
5 Spese telefoniche	3	2	50,0%
6 Energia elettrica, riscaldamento e altro	3	4	-25,0%
7 Locazione macchine e software	2	5	-60,0%
8 Manutenzione hardware e software	2	3	-33,3%
9 Servizi elaborazione dati da terzi	2	10	-80,0%
10 Trasmissione dati	3	2	50,0%
11 Costi di back office	7	8	-12,5%
12 Pubblicità	4	3	33,3%
13 Spese per marketing e rappresentanza	2	1	100,0%
14 Spese legali recupero crediti	3	3	0,0%
15 Spese per altre consulenze professionali	4	4	0,0%
16 Trasporti	3	3	0,0%
17 Informazioni e visure	1		100,0%
18 Assicurazioni	4	4	0,0%
19 Vigilanza e sicurezza	1	1	0,0%
20 Spese per pulizie	3	3	0,0%
21 Stampati e cancelleria	1	1	0,0%
24 Spese diverse	8	17	-52,9%
25 Imposta di bollo e bollati vari	17	17	0,0%
26 Imposta comunale sugli immobili	1	1	0,0%
27 Altre imposte indirette	2	4	-50,0%
Totale	**94**	**112**	**-16,1%**

NOTE:

I dati al 30 giugno 2005 includono i valori relativi alle società del comparto riscossione tributi, per le quali è prevista la dismissione, che a tale data ammontavano complessivamente a circa 6 milioni di euro.

Le rilevanti variazioni delle spese di cui alle voci 7, 8, 9, 10 e 24 derivano dalle diverse modalità di fatturazione da parte della controllata società strumentale Infogroup SpA, che ha acquisito tutte le attività del Gruppo relative alla fornitura delle suddette spese riferite a servizi di IT; tale circostanza ha comportato l'imputazione di una rilevante quota delle suddette spese nella voce di conto economico 220 "Altri oneri e proventi di gestione", che ricomprende tutti i costi ed i ricavi industriali delle società strumentali.

Sezione 12 - Accantonamenti netti ai fondi per rischi ed oneri - Voce 190

12.1 Accantonamenti netti ai fondi per rischi ed oneri: composizione

	30 giugno 2006	30 giugno 2005	variazioni %
Rischi ed oneri relativi al personale	6	4	50,0%
Rischi ed oneri su crediti cartolarizzati	-2	1	n.s.
Rischi ed oneri diversi (cause legali ed altro)	9	7	28,6%
Totale	**13**	**12**	**8,3%**

Sezione 13 - Rettifiche/riprese di valore nette su attività materiali - Voce 200

13.1 Rettifiche di valore nette di attività materiali: composizione

Attività/Componenti reddituali	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	30 giugno 2006 (a + b - c)	30 giugno 2005	Variazioni %
A. Attività Materiali						
A.1 Di proprietà	11			11	15	-26,7%
- Ad uso funzionale	*10*			*10*	*14*	*-28,6%*
- Per investimento	*1*			*1*	*1*	*0,0%*
A.2 Acquisite in locazione finanziaria						
Totale	**11**			**11**	**15**	**-26,7%**

Sezione 14 - Rettifiche/riprese di valore nette su attività immateriali - Voce 210

14.1 Rettifiche di valore nette di attività immateriali: composizione

Attività/Componenti reddituali	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	30 giugno 2006 (a + b - c)	30 giugno 2005	variazioni %
A. Attività immateriali						
A.1 Di proprietà	8			8	11	-27,3%
- Generate internamente dall'azienda						
- Altre	*8*			*8*	*11*	*-27,3%*
A.2 Acquisite in locazione finanziaria						
Totale	**8**			**8**	**11**	**-27,3%**

Sezione 15 - Gli altri oneri e proventi di gestione - Voce 220

15.1 Altri oneri di gestione: composizione

	30 giugno 2006	30 giugno 2005	Variazioni %
Oneri per acquisizione affari e servizi	1	2	-50,0%
Retrocessioni e abbuoni alla clientela	1		100,0%
Canoni passivi su immobilizzazioni detenute in leasing			
Perdite per rapine in franchigia assicurativa			
Sopravvenienze passive	3	2	50,0%
Rifusione interessi per bonifici ed incassi			
Costi industriali delle società strumentali	19	5	n.s.
Totale	24	9	166,7%

15.2 Altri proventi di gestione: composizione

	30 giugno 2006	30 giugno 2005	Variazioni %
Recupero spese su depositi a risparmio e su conti creditori	31	29	6,9%
Recupero spese da clientela per:	20	25	-20,0%
- Bolli su documenti contabili	*15*	*17*	*-11,8%*
- Crediti in sofferenza	*2*	*3*	*-33,3%*
- Altri recuperi	*3*	*5*	*-40,0%*
Fitti attivi su immobili	1	1	0,0%
Recupero spese da altre società del gruppo			
Sopravvenienze attive	2	1	100,0%
Altri	9	3	200,0%
Totale	**63**	**59**	**6,8%**

La rilevante crescita dei costi industriali delle società strumentali, interamente riferiti alla società Infogroup SpA, è direttamente connessa alla variazione delle "Altre spese amministrative" commentata in calce alla tabella 11.3.

Al 30 giugno 2006 la voce "Altri proventi di gestione - Altri" include ricavi industriali della società strumentale Infogroup SpA per circa 6,5 milioni di euro.

Sezione 16 - Utili (Perdite) delle partecipazioni - Voce 240

16.1 Utili (perdite) delle partecipazioni: composizione

Componenti reddituali/ Settori	30 giugno 2006	30 giugno 2005	variazioni %
1) Imprese a controllo congiunto			
A. Proventi			
1. Rivalutazioni	24	27	-11,1%
2. Utili da cessione			
3. Riprese di valore			
4. Altre variazioni positive			
B. Oneri			
1. Svalutazioni			
2. Rettifiche di valore da deterioramento			
3. Perdite da cessione			
4. Altre variazioni negative			
Risultato netto	**24**	**27**	**-11,1%**
2) Imprese sottoposte a influenza notevole			
A. Proventi			
1. Rivalutazioni	5	2	150,0%
2. Utili da cessione			
3. Riprese di valore			
4. Altre variazioni positive			
B. Oneri			
1.Svalutazioni			
2. Rettifiche di valore da deterioramento			
3. Perdite da cessione			
4. Altre variazioni negative			
Risultato netto	**5**	**2**	**150,0%**
Totale	**29**	**29**	**0,0%**

Sezione 19 - Utili (Perdite) da cessione di investimenti - Voce 270

19.1 Utili (perdite) da cessione di investimenti: composizione

Componenti reddituali/Settori	30 giugno 2006	30 giugno 2005	variazioni	%
A. Immobili				
- Utili da cessione	2			100,0%
- Perdite da cessione				
B. Altre attività				
- Utili da cessione				
- Perdite da cessione				
Risultato netto	**2**			**100,0%**

Sezione 20 - Le imposte sul reddito dell'esercizio dell'operatività corrente - Voce 290

20.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componenti reddituali/Settori	30 giugno 2006	30 giugno 2005	variazioni %
1. Imposte correnti (-)	54	39	38,5%
2. Variazione netta delle imposte anticipate e differite	2	2	0,0%
Imposte di competenza dell'esercizio (-)	**56**	**41**	**36,6%**

Sezione 22 - Utile (Perdita) d'esercizio di pertinenza di terzi - Voce 330

22.1 Dettaglio della voce 330 "utile d'esercizio di pertinenza di terzi"

Componenti reddituali	30 giugno 2006	30 giugno 2005	Variazioni %
Società consolidate integralmente	15	11	36,4%
Società consolidate con il metodo del patrimonio netto	1	1	0,0%
Totale	**16**	**12**	**33,3%**

Appendice alla relazione semestrale

Prospetti di riconciliazione predisposti secondo i paragrafi 39 e 40 dell'IFRS 1 - Prima adozione degli International Financial Reporting Standards e note esplicative

Premessa

I prospetti di riconciliazione riportati nella presente appendice sono stati redatti in applicazione delle disposizioni contenute nell'IFRS 1 - Prima applicazione degli International Financial Reporting Standards ("FTA"), recepite e disciplinate dalla Consob con la delibera n. 14990 del 14 aprile 2005 e con la comunicazione n. DEM/6064313 del 28 luglio 2006, con la quale è stata richiesta la pubblicazione dei suddetti prospetti anche con riferimento ai conti della Capogruppo Banca CR Firenze SpA inseriti nella relazione semestrale consolidata 2006; in proposito si precisa che tali prospetti, redatti ai fini della transizione ai principi contabili internazionali, non devono intendersi sostitutivi delle maggiori informazioni che saranno fornite in occasione della redazione del primo bilancio individuale redatto in piena conformità ai principi IAS/IFRS. In particolare, i prospetti sopra indicati sono privi dei dati comparativi e delle note esplicative richiesti per rappresentare in modo completo la situazione patrimoniale-finanziaria ed il risultato economico in conformità ai principi IAS/IFRS.

Nei suddetti prospetti sono riportate le riconciliazioni del patrimonio netto e del risultato economico al 1° gennaio 2005 ed al 31 dicembre 2005; in apposite tabelle vengono inoltre evidenziati gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale e sul conto economico al 31 dicembre 2005 predisposti secondo i principi contabili italiani. Si segnala che Banca CR Firenze SpA, il cui bilancio separato IAS/IFRS è incluso nel bilancio consolidato del Gruppo Banca CR Firenze, si è avvalsa della facoltà prevista dall'IFRS 1 di adeguare la data della propria FTA individuale a quella adottata dal Gruppo, ovvero il 1° gennaio 2004. Si precisa infine che l'impatto sul patrimonio netto e sull'utile d'esercizio derivante dalla prima applicazione degli IAS/IFRS è stato calcolato al netto del relativo effetto fiscale teorico, determinato in base alla legislazione vigente, ivi compreso il Decreto Legislativo n. 38/2005.

I valori contenuti nei prospetti di riconciliazione di seguito esposti, corredati da note esplicative delle voci ivi rappresentate, saranno esaminati nell'ambito della revisione contabile del bilancio d'esercizio di Banca CR Firenze SpA al 31 dicembre 2006 da parte della società PricewaterhouseCoopers.

importi in milioni di euro	PATRIMONIO NETTO			
	Capitale e Sovrapprezzi	Riserve	Utile dell'esercizio	TOTALE
Saldi risultanti dal bilancio al 31 dicembre 2004 (It Gaaps)	**704**	**317**	**97**	**1.118**
Attività finanziarie disponibili per la vendita		26		26
Crediti verso clientela		-21		-21
Derivati		44		44
Attività materiali		47	2	49
Partecipazioni		-47		-47
Titoli in circolazione		-52		-52
Trattamento di fine rapporto del personale		-12	-2	-14
Fondi di quiescenza ed altri fondi per rischi ed oneri		-2	2	0
Stock options				0
Saldi al 1° gennaio 2005 in base ai principi IAS/IFRS	**704**	**299**	**99**	**1.102**
Saldi risultanti dal bilancio al 31 dicembre 2005 (It Gaaps)	**705**	**422**	**118**	**1.245**
Variazioni per "First Time Adoption" principi IAS/IFRS		-18	2	-16
Utile dell'esercizio 2004 IAS/IFRS imputato a riserva		2	-2	0
Attività finanziarie disponibili per la vendita		16		16
Crediti verso clientela			4	4
Derivati			-4	-4
Attività materiali			-4	-4
Trattamento di fine rapporto del personale			-2	-2
Stock options	1			1
Storno effetti rivalutazione immobili effettuata ai sensi della Legge 262/2005		-67		-67
Minori passività fiscali differite teoriche in applicazione della Legge 262/2005		19		19
Saldi al 31 dicembre 2005 in base ai principi IAS/IFRS	**706**	**374**	**112**	**1.192**

Note esplicative delle variazioni derivanti dall'applicazione dei principi IAS/IFRS

Attività finanziarie disponibili per la vendita

Valutazione al fair value degli investimenti partecipativi
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" gli investimenti partecipativi ritenuti durevoli che non sono qualificabili come di controllo, di collegamento od in *joint ventures*. Tali investimenti, che precedentemente erano valorizzati al costo, sono stati valutati al *fair value* stimato, per i titoli non quotati, sulla base delle metodologie di valutazione d'azienda più pertinenti tenendo conto del tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al costo se il loro *fair value* non può essere determinato in modo attendibile. La partecipazione nella Banca d'Italia, per la sua peculiarità, è stata mantenuta iscritta al costo.

Valutazione al fair value dei titoli di debito
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" i titoli di debito che non sono detenuti per attività di *trading* e che non presentano le caratteristiche per essere classificati tra le attività detenute sino alla scadenza o tra i crediti. L'effetto della transizione è collegato alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato. Il *fair value* dei titoli non quotati inclusi nelle suddette categorie è stato stimato sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interessi vengono definiti utilizzando le curve dei tassi zero coupon. Per i titoli quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.

La valutazione al *fair value* degli investimenti partecipativi e dei titoli di debito ha comportato un effetto positivo sul patrimonio netto al 1° gennaio 2005 e dell'esercizio 2005, per importi rispettivamente pari a 25 milioni di euro e 16 milioni di euro.

Crediti verso clientela

Valutazione analitica dei crediti deteriorati (effetto attualizzazione)
I principi IAS/IFRS richiedono che la valutazione delle attività finanziarie iscritte al costo ammortizzato avvenga sulla base del valore attuale dei flussi finanziari attesi. I crediti deteriorati, che presentano evidenze che fanno ritenere non pienamente recuperabile il loro valore, devono essere valutati analiticamente tenendo conto anche dei tempi di recupero delle esposizioni creditizie determinando, rispetto a quanto effettuato in virtù dei precedenti principi contabili, il valore attuale delle previsioni di recupero. Per le sofferenze tali previsioni sono stimate anche in base ad eventuali garanzie a presidio ed attualizzate per tenere conto dei tempi stimati di rientro degli importi utilizzando, non essendo disponibili i tassi originari delle singole posizioni, il "prime rate ABI" vigente al momento del passaggio delle posizioni a sofferenza. E' stata prevista una distribuzione temporale dei flussi di recupero analitica per le posizioni più significative e su base statistica per le restanti posizioni. Per gli incagli sono state attualizzate le posizioni con piano di rientro oltre i 12 mesi in base ai tassi interni di rendimento delle singole posizioni, definendo la distribuzione temporale in relazione al piano di rientro o alle serie storiche dei tempi medi di durata del recupero dei crediti, delle procedure esecutive immobiliari e delle procedure concorsuali.

Valutazione collettiva dei crediti in bonis
I crediti non svalutati analiticamente devono essere valutati "collettivamente", attraverso la loro suddivisione in categorie omogenee di rischio e la determinazione per ognuna di esse di riduzioni di valore stimate sulla base di esperienze storiche di perdite. La determinazione degli accantonamenti sui crediti vivi è stata effettuata sulla base di PD e LGD determinate utilizzando il sistema di rating interno ovvero stimate su base storico-statistica. L'effetto derivante dall'applicazione della metodologia sopra esposta è stato ridotto dell'importo iscritto al 31 dicembre 2005 nella voce 90 del passivo dello stato patrimoniale (Fondi rischi su crediti).

Rettifica per effetto dell'applicazione del costo ammortizzato
La Banca, in applicazione dei principi contabili di Gruppo, non ha determinato il costo ammortizzato per i crediti in essere al 1° gennaio 2005 (data di transizione per lo IAS 39), considerata la scarsa rilevanza della stima dei pregressi costi e ricavi di transazione ancora da ammortizzare a tale data.

L'adozione dei principi sopra esposti ha comportato un effetto negativo sul patrimonio netto al 1° gennaio 2005 pari a 21 milioni di euro ed un effetto positivo sull'utile dell'esercizio 2005 pari a 4 milioni di euro.

Derivati

Derivati di copertura
Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; gli strumenti utilizzati per le operazioni in essere (*fair value hedge*) sono i contratti derivati, stipulati per realizzare coperture del *fair value* di alcune emissioni obbligazionarie. Le nuove regole hanno comportato la revisione dei criteri di contabilizzazione e valutazione delle operazioni di copertura. In sede di prima adozione dei principi IAS/IFRS, le poste patrimoniali il cui valore di mercato è oggetto di copertura ed i correlati contratti derivati di copertura sono stati valutati al *fair value*, mentre in base ai principi contabili nazionali venivano iscritti al costo.

Derivati di negoziazione
Il portafoglio comprende strumenti finanziari derivati utilizzati in operazioni di "negoziazione pareggiata" e sono valutati, in applicazione dello IAS 39, al *fair value*.

L'applicazione dei principi sopra illustrati ha comportato un aumento del patrimonio netto al 1° gennaio 2005 pari a 44 milioni di euro ed un effetto negativo sull'utile dell'esercizio 2005 pari a 4 milioni di euro.

Attività materiali

Storno dell'ammortamento dei fabbricati detenuti a scopo di investimento e dei terreni
Lo scorporo dal valore di iscrizione dei fabbricati la componente attribuibile al terreno sottostante, da effettuarsi in base all'assunto che il terreno non è soggetto a deperimento ed è pertanto di durata illimitata, implica la contabilizzazione separata dei valori dei fabbricati e della quota da imputare al terreno sottostante l'eliminazione della quota del fondo ammortamento riferibile alla componente terreno. Al fine di determinare il valore da attribuire al terreno, sono state eseguite apposite perizie sugli immobili ricorrendo a stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti ad uso funzionale conservano il processo di ammortamento. Infine, per quanto riguarda i fabbricati detenuti a scopo di investimento, i principi IAS/IFRS prevedono che su tale categoria di immobili non vengano calcolati ammortamenti e si è pertanto proceduto allo storno del fondo ammortamento pregresso.

Rivalutazione degli immobili
Come consentito dall'IFRS 1, in sede di prima applicazione per gli immobili disciplinati dallo IAS 16 è stato adottato il *fair value* al 1° gennaio 2004 in sostituzione del costo ("deemed cost") e la conseguente rivalutazione è stata effettuata ricorrendo ad apposite stime peritali redatte da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti a scopo di investimento, disciplinati dallo IAS 40, sia in sede di prima applicazione che a regime sono sottoposti alla valutazione basata sul *fair value*, determinato secondo le modalità precedentemente descritte per gli immobili ad uso funzionale.

Gli effetti positivi sul patrimonio netto al 1° gennaio 2005 e sull'utile dell'esercizio 2004 derivanti dalle rettifiche sopra menzionate risultano rispettivamente pari a 47 milioni di euro e 2 milioni di euro, mentre sull'utile dell'esercizio 2005 è stato rilevato un impatto negativo pari a 4 milioni di euro; in proposito si segnala inoltre l'effetto positivo di 19 milioni di euro sul patrimonio netto al 31 dicembre 2005 connesso alla rivalutazione degli immobili effettuata ai sensi della Legge n. 262/2005 ed alle conseguenti minori passività fiscali differite teoriche derivanti dalla presenza di un'imposta sostitutiva avente aliquota ridotta rispetto all'ammontare dell'IRES rilevato in sede di FTA.

Partecipazioni

Le partecipazioni in società controllate e collegate, iscritte al costo in applicazione dei principi IAS 27 ed IAS 28, sono state sottoposte ad impairment test. Ai fini della determinazione del *recoverable amount* da confrontarsi con il valore di carico delle partecipazioni, è stato adottato il metodo dello sconto dei flussi di cassa futuri prodotti da ciascuna partecipazione (*Dividends discount method – DDM).*

L'applicazione di tale metodologia ha comportato la rilevazione di un *impairment* sul valore di carico di una partecipazione in società controllata, con un impatto negativo sul patrimonio netto al 1° gennaio 2005 di importo pari a 47 milioni di euro.

Titoli in circolazione

Rettifica per effetto dell'applicazione del costo ammortizzato
Le passività finanziarie rappresentate da titoli in circolazione vengono valutate, in applicazione dello IAS 39, al costo ammortizzato in base al metodo del tasso di interesse effettivo.

Contabilizzazione delle operazioni di copertura (cd. "adjusted cost")
Il valore dei titoli in circolazione oggetto di copertura è stato rettificato tenendo conto delle sole variazioni di *fair value* prodotte dai rischi oggetto di copertura.

L'applicazione dei suddetti principi ha comportato un effetto negativo sul patrimonio netto al 1° gennaio 2005 pari a 52 milioni di euro.

Trattamento di fine rapporto del personale

Il trattamento di fine rapporto è stato considerato assimilabile ad un'obbligazione a benefici definiti e pertanto deve essere rideterminato secondo valori attuariali e non più come previsto dalla specifica normativa italiana.

L'applicazione dei principi sopramenzionati ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 e dell'utile degli esercizi 2004 e 2005 per importi rispettivamente pari a 12 milioni di euro, 2 milioni di euro e 2 milioni di euro.

Fondi di quiescenza e altri fondi per rischi ed oneri

I principi IAS/IFRS richiedono che l'importo degli accantonamenti sia rappresentato dal valore attuale dell'onere che si stima sarà necessario per estinguere l'obbligazione; gli stanziamenti ai suddetti fondi sono stati pertanto rettificati per tenere conto del loro valore attuale.

L'applicazione della metodologia sopra illustrata ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a 2 milioni di euro ed un aumento dell'utile dell'esercizio 2004 di importo pari a 2 milioni di euro.

Stock options

I principi IAS/IFRS richiedono che il valore corrente dei compensi in azioni (le c.d. *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quello di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005. Il piano di *stock options* attualmente in vigore è stato deliberato dal consiglio di amministrazione del 31 luglio 2003 e la sua maturazione ricade nell'intervallo tra il 1° agosto 2006 ed il 1° agosto 2009; di conseguenza, per tale piano è stato determinato il *fair value* delle opzioni assegnate imputando al patrimonio netto, secondo il principio di competenza, l'importo relativo agli esercizi dal 2003 al 2006.

L'applicazione dei criteri sopra descritti ha determinato un aumento del patrimonio netto al 1° gennaio 2005 ed al 31 dicembre 2005 pari ad un milione di euro per ciascuna data.

STATO PATRIMONIALE (in migliaia di euro)

	Voci dell'attivo	31 dicembre 2005 D.Lgs. 87/1992 (*)	Variazioni IAS/IFRS	31 dicembre 2005 IAS/IFRS
10.	Cassa e disponibilità liquide	82.640	0	82.640
20.	Attività finanziarie detenute per la negoziazione	108.362	4.825	113.187
40.	Attività finanziarie disponibili per la vendita	1.453.157	278.869	1.732.026
60.	Crediti verso banche	1.490.077	0	1.490.077
70.	Crediti verso clientela	8.857.260	(30.934)	8.826.326
80.	Derivati di copertura	42.515	(722)	41.793
100.	Partecipazioni	1.305.012	(299.030)	1.005.982
110.	Attività materiali	250.017	2.497	252.514
120.	Attività immateriali	23.189	2.357	25.546
	di cui:			
	- avviamento	*8.306*	*2.357*	*10.663*
130.	Attività fiscali	119.178	20.415	139.593
	a) correnti	*85.825*	*0*	*85.825*
	b) anticipate	*33.353*	*20.415*	*53.768*
150.	Altre attività	192.719	(16)	192.703
	Totale dell'attivo	**13.924.126**	**(21.739)**	**13.902.387**

	Voci del passivo e del patrimonio netto	31 dicembre 2005 D.Lgs. 87/1992	Variazioni IAS/IFRS	31 dicembre 2005 IAS/IFRS
10.	Debiti verso banche	1.191.227	0	1.191.227
20.	Debiti verso clientela	7.025.595	2.150	7.027.745
30.	Titoli in circolazione	3.636.716	(19.474)	3.617.242
40.	Passività finanziarie di negoziazione	14.051	4.105	18.156
60.	Derivati di copertura	6.341	6.288	12.629
80.	Passività fiscali	87.143	12.123	99.266
	a) correnti	*80.448*	*0*	*80.448*
	b) differite	*6.695*	*12.123*	*18.818*
100.	Altre passività	422.807	990	423.797
110.	Trattamento di fine rapporto del personale	118.366	22.607	140.973
120.	Fondi per rischi e oneri:	176.812	2.292	179.104
	a) quiescenza e obblighi simili	*138.429*	*0*	*138.429*
	b) altri fondi	*38.383*	*2.292*	*40.675*
130.	Riserve da valutazione	67.824	41.731	109.555
160.	Riserve	354.115	(88.977)	265.138
170.	Sovrapprezzi di emissione	56.873	682	57.555
180.	Capitale	648.116	0	648.116
200.	Utile (Perdita) d'esercizio	118.140	(6.256)	111.884
	Totale del passivo e del patrimonio netto	**13.924.126**	**(21.739)**	**13.902.387**

Di seguito si riportano, in apposite tabelle, gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale al 31 dicembre 2005 e sul conto economico dell'esercizio chiuso a tale data di Banca CR Firenze SpA predisposti secondo i principi contabili nazionali.

(*) I valori riportati nella presente colonna includono gli importi relativi ai contratti derivati e le riclassifiche effettuate per tener conto delle diverse appostazioni delle voci di bilancio richieste dagli IAS/IFRS e dalla Circolare Banca d'Italia n. 262/2005, le più rilevanti delle quali sono le seguenti:
- i ratei e risconti sono stati direttamente imputati alle voci di rispettiva pertinenza;
- le partecipazioni inferiori al 20% sono state incluse tra le "Attività finanziarie disponibili per la vendita";
- i "Fondi rischi su crediti" sono stati portati in diminuzione dei "Crediti verso clientela" *in bonis*;
- il "Fondo per rischi bancari generali" è stato riclassificato tra le "Riserve".

CONTO ECONOMICO (in migliaia di euro)				
	Voci	**31 dicembre 2005 D.Lgs. 87/1992 (*)**	**Variazioni IAS/IFRS**	**31 dicembre 2005 IAS/IFRS**
10.	Interessi attivi e proventi assimilati	470.279	3.401	473.680
20.	Interessi passivi e oneri assimilati	(177.963)	(2.210)	(180.173)
30.	**Margine di interesse**	**292.316**	**1.191**	**293.507**
40.	Commissioni attive	180.777	(2.796)	177.981
50.	Commissioni passive	(21.847)	0	(21.847)
60.	**Commissioni nette**	**158.930**	**(2.796)**	**156.134**
70.	Dividendi e proventi simili	67.656	0	67.656
80.	Risultato netto dell'attività di negoziazione	26.868	(5.761)	21.107
90.	Risultato netto dell'attività di copertura	0	1.516	1.516
100.	Utili (perdite) da cessione o riacquisto di:	10.563	2.032	12.595
	b) attività finanziarie disponibili per la vendita	*10.563*	*(206)*	*10.357*
	d) passività finanziarie	*0*	*2.238*	*2.238*
120.	**Margine di intermediazione**	**556.333**	**(3.818)**	**552.515**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(44.702)	2.163	(42.539)
	a) crediti	*(39.838)*	*2.163*	*(37.675)*
	b) attività finanziarie disponibili per la vendita	*(1.528)*	*0*	*(1.528)*
	d) altre operazioni finanziarie	*(3.336)*	*0*	*(3.336)*
140.	**Risultato netto della gestione finanziaria**	**511.631**	**(1.655)**	**509.976**
150.	Spese amministrative:	(391.784)	(603)	(392.387)
	a) spese per il personale	*(238.958)*	*(2.137)*	*(241.095)*
	b) altre spese amministrative	*(152.826)*	*1.534*	*(151.292)*
160.	Accantonamenti netti ai fondi per rischi e oneri	(10.505)	(824)	(11.329)
170.	Rettifiche/Riprese di valore nette su attività materiali	(13.242)	548	(12.694)
180.	Rettifiche/Riprese di valore nette su attività immateriali	(21.692)	1.184	(20.508)
190.	Altri oneri/proventi di gestione	87.682	(2.133)	85.549
200.	**Costi operativi**	**(349.541)**	**(1.828)**	**(351.369)**
220.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	0	1.166	1.166
240.	Utili (Perdite) da cessione di investimenti	4.050	(3.964)	86
250.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**166.140**	**(6.281)**	**159.859**
260.	Imposte sul reddito dell'esercizio dell'operatività corrente	(48.000)	25	(47.975)
270.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**118.140**	**(6.256)**	**111.884**
290.	**Utile (Perdita) d'esercizio**	**118.140**	**(6.256)**	**111.884**

(*) I valori riportati nella presente colonna includono le riclassifiche effettuate per tener conto delle diverse appostazioni delle voci di bilancio richieste dagli IAS/IFRS e dalla Circolare Banca d'Italia n. 262/2005, con particolare riferimento alla riattribuzione degli oneri e dei proventi straordinari, non previsti dagli IAS/IFRS, alle pertinenti voci del conto economico.

BANCA CR FIRENZE

RECEIVED
2006 DEC 21 A 5:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

MEETING OF BANCA CR FIRENZE BoD HELD

➢ QUARTERLY REPORT AS AT 30 SEPTEMBER 2006 APPROVED

- **CONSOLIDATED NET PROFIT of 235.0 million euro, an increase of 103.0%** compared to 115.7 million recorded in the first nine months of 2005 (+25.7% net of 89.6 million gains relating to the disposal of the shareholding in Sanpaolo IMI. See note[1]).

- **Gross total income of 831.4 million euro, +20.3%** compared to 691.3 million in the first nine months of 2005 (+6.9% adjusted[1]);

- **Operating costs of 433.5 million euro, -2.2%** compared to 443.3 million in the first nine months of 2005;

- **Net operating profit of 374.8 million euro, +71.5%** compared to 218.6 million in the first nine months of 2005 (+29.2% adjusted[1]);

- **Profit before tax of 346.0 million euro, +68.7%** compared to 205.1 million in the first nine months of 2005 (+23.6% adjusted[1]);

- **ROE at 24.0%** (14.6% adjusted[1], 13.0% at the end of September 2005)

- **Cost/Income ratio at 52.1%** (58.7% adjusted[1], 64.1% at the end of September 2005)

➢ 2006-2008 THREE YEAR PLAN REVISED

The Board of Directors Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, today approved the consolidated quarterly report as at 30 September 2006, presented by the Managing Director Lino Moscatelli.

At the close of the first nine months of the year, the Group demonstrated growth in line with the three year plan, confirming the trend in development shown in the first half year.

The increase in revenues (+20.3%) was due to the growth in the net interest margin (+8.6%) and net income from insurance business (+116.9%), as well as the disposal of the shareholding in Sanpaolo IMI (0.52% of share capital), which generate gross gains of approximately 92.4 million euro. Adjustments and operating costs fell by 21.4% and 2.2% respectively, boosting the operating profit to 374.8 million euro, an increase of 71.5%. The Group closes the first nine months of the year with net profit of 235.0 million euro (+103.1%).

[1] The percentage changes in the main margins over the last twelve months are set forth with the change net of significant non-recurring transactions in parentheses; in this specific case this refers to the disposal of the shareholding in Sanpaolo IMI which generated gross gains of 92.4 million euro and net gains of 89.6 million euro.

The positive performance of accounts, together with the improvement in both general outlook for growth and the business context in which the bank operates, resulted in the Board of Directors decision to increase several of the targets provided in the 2006-2008 three year plan. More specifically, net profit at the end of the three year period, is expected at 240 million euro, an increase of 14.3% compared to the originally announced target of 210 million euro (2006 budget at 168 million net of Sanpaolo IMI stake disposal). Despite the recent share capital increases, the target for earnings per share has been increased by 12.9%, to 0.175 euro (previous target of 0.155 euro).

CONSOLIDATED PROFIT AND LOSS ACCOUNT[2]

Gross total income closed at 831.4 million euro, an increase of 20.3% compared to the same period of the previous year (+6.9% excluding non-recurring revenue).

- within this aggregate, the **interest margin** grew by 7.8%, amounting to 411.2 million euro. This figure becomes +8.6% taking into account hedging of changes in fair value. These results are due to the positive trend in market rates, joined with the growth in volumes, specifically regarding medium/long-term loans, which grew by 5.6% in the third quarter, and by 21.3% since the beginning of 2006;
- **Commissions earned** marked a 2.3% increase while **total commissions,** comprising *net commissions* plus *expense recovery on deposits and current accounts,* confirm their substantial stability in a year over year basis in the third quarter as well (-0.3% to 214.8 million euro). This trend results, in addition to the changed market conditions on the whole, from the amendment of the consolidated accounting methods for several profit and loss items of the subsidiary Centrovita (bancassurance). Specifically, sales revenues from products with higher insurance content (premiums) are now recorded under *net income from insurance business.* The aggregate which comprises both this post and the total commissions quoted above totals 228.9 million euro equivalent to a 3.1% increase.
- **shareholdings** rose to 40.7 million euro (+8.6%), providing a positive contribution. Among these, we highlight the results of Findomestic (of which 36.9 million euro is BCRF share, +5% compared to the previous year) and Centro Factoring (of which 2.6 million euro is BCRF share, growth of over 200% on the previous year). **Dividends** were substantially stable, at 9.3 million euro (-1.5%);
- **profit from financial assets and liabilities** rose from 40.1 to 137.5 million euro (+242.9%) mainly as a result of the disposal of the shareholding in Sanpaolo IMI (formerly posted as FTA among the financial assets available for sale) which generated gross profits of 92.4 million euro (89.6 million euro net after taxes), however, 59.5 million euro of the aforementioned figure represents the proportion of the related valuation reserves existing on 31 December 2005. Excluding the effects of this transaction, growth would have amounted to 12.5%.

The net total income, which reached 808.3 million euro (+22.1% on last year's figure and +8.2% excluding non-recurring revenue), was achieved following a further considerable improvement in the total net adjustments, which fall by 21.4% to 23.1 million euro. More specifically, the sub-item *net adjustments to loans* dropped from 29.0 to 22.1 million euro (-23.8%) as a result of improvements in total portfolio quality, equivalent to approximately 22 basis points on an annual basis.

[2] In order to facilitate the comparison of economic figures, a consolidated pro-forma profit and loss account as at 30 September 2005 has been prepared which takes into account the planned transfer to Riscossione Spa of a controlling share held by the Group in the tax collection companies Cerit and Srt Spa, the purchase of a controlling share in Banca C.R. Firenze Romania S.A. and the re-allocation of the costs and income of FIP (*Fondi Integrativi Pensione*) to its items.

Operating costs decreased by 2.2%, falling from 443.3 to 433.5 million. More specifically, *personnel costs* rose by 5.2% to 291.0 million euro, mainly due to the increased weight of retirement incentives recorded in the first nine months of the year, whose positive effects will be appreciated starting from 2007. On the contrary, *other administrative expenses* decreased (-10.9%), falling from 161.6 million to 144.0 million euro. This last item was significantly affected by the decrease in *current expenses* (-12.5%) mainly due to the different accounting exposure of costs of the subsidiary Infogroup Spa as a result of its new position within the Group. In effect, the management of all Information Technology services was transferred to this company; thus, the aforementioned profit and loss items were recorded under *other operating costs and income.*

The cost/income ratio stood at 52.1% (64.1% in September 2005) which turns out to 58.7% if one excludes the non-recurring revenues.

Net operating profit amounted to 374.8 million euro, an increase of 71.5% (+29.2% excluding non-recurring revenue).

Net provisions for risks and charges totalling 18.4 million euro (+15.0%) and *other net operating costs* totalling 10.4 million euro brought the **profit before tax** to 346 million euro, +68.7% compared to September 2005 (+23.6% excluding non-recurring revenue).

Consolidated net profit amounted to 235.0 million euro, recording growth compared to the previous year of 103,1% (+25.7% excluding non-recurring revenue).

CONSOLIDATED BALANCE SHEET

Net loans to customers almost reach 14 billion euro, a decrease of 1.0% compared to 14,031 million euro at the end of the half year, and an increase of 5.7% on the end 2005 figure. Third quarter performance was affected by the different accounting of loans of the subsidiary Centro Leasing Banca Spa, now recorded under loans to banks following the company's transformation into a bank in July 2006. As previously mentioned, *mortgages and medium/long-term borrowings* (7,325 million euro) demonstrated a considerably positive trend, recording growth of 5.6% in the third quarter, and 21.3% since the beginning of the year.

- Within the loans portfolio, *total gross impaired loans* were essentially stable, rising from 601.2 million to 602.8 million euro (+0.3%). Within this aggregate, *gross non-performing loans* increased by 0.8% (327.4 million euro), while *gross problem and restructured loans* decreased by 6.0% (187.0 million). *Gross loans past due by over 180 days* increased (+13.9%, to 88.4 million euro) partially as a result of the seasonality that characterises this item. The *gross non-performing loans/gross loans* ratio was stable at 2.3%.

Total deposits surpassed 37 billion euro, an increase of 1.7% over the last quarter, and 5.0% since the beginning of the year. *Direct deposits* (16,153 million euro) increased by 1.0% in the quarter and 4.1% over the nine months, mainly as a result of demand deposits, while *indirect deposits* (21,284 million euro) grew by 2.2% and 5.7% respectivel. A positive trend was recorded in *assets under administration* (10,941 billion euro), +3.4% in the quarter, and +14.3% since the beginning of the year, which more than offset the decrease in assets under management (10,344 million euro) which marked a +1.1% in the quarter, and -2.0% since 1 January 2006.

Shareholders' equity rose from 1,512 million to 1,599 million euro (+5.7%), benefiting from increase profits recorded at 30 September. This has more then just offset the decrease in *valuation reserves* linked to the disposal of the shareholding described above.

PERFORMANCE OF BUSINESS SECTORS

The following table breaks down the results achieved in the first nine months of 2006 by sector, and demonstrated the improvement in annualised profitability in the commercial sectors and, more generally, the improvement in efficiency.

	Sept. 2006	Sept. 2005	Dec. 2005	
Retail				
Net profit	**100.5**	45.5		**121.0%**
Average allocated capital	**568**		468	**21.4%**
Profitability (annualised data)	**23.6%**		18.6%	**5.2 pp**
Cost/income	**66.6%**			
Corporate and Private Bkg.				
Net profit	**36.5**	27.5		**32.8%**
Average allocated capital	**271**		246	**10.2%**
Profitability (annualised data)	**18.0%**		13.7%	**5.9 pp**
Cost/income	**39.8%**			
Finance				
Net profit	**8**	7.2		**10.9%**
Average allocated capital	**102**		109	**-6.3%**
Profitability (annualised data)	**10.4%**		13.6%	**-3.1 pp**
Cost/income	**46.9%**			
Wealth Management				
Net profit	**22.9**	20.0		**14.4%**
Average allocated capital	**72**		82	**-12.3%**
Profitability (annualised data)	**42.2%**		36.0%	**6.1 pp**
Cost/income	**27.0%**			

Cost/income ratio as at September 30, 2005 is not available

BANCA CR FIRENZE

Press release

REVISION OF 2006-2008 THREE YEAR PLAN

The 2006-2008 Three-Year Plan, approved by the Board of Directors last 27 March, was drawn up on the basis of specific forecasts regarding the development of the macroeconomic context and the completion of certain commercial and organisational activities.

As the macroeconomic and financial context developed differently to expectations, it was decided to review the economic figures of the Plan within the context of relative stability in the general plans. More specifically, over the last few months the outlook for European growth has considerably improved, and the Central Bank has increased the interest rates to levels exceeding the estimates of the first draft. Bearing into consideration the resulting positive effects on the three-year forecasts for the specific margin, the targets of the three-year plan have been varied.

The following are the main new 2008 targets approved by the Board of Directors, compared to the previously announced targets:

	2005 proforma	2008 old	2008 new
Net profit (million Euro)	149	210	**240**
EPS	0.131	0.155	**0.175**
ROE	12.7%	15.3%	**14.7%**
EVA (million Euro)	61	117	**116**
Cost/income	61.4%	60.0%	**55.4%**
NPLs/Loans (net)	1.12%	1.10%	**1.23%**
Tier 1 ratio	4.8%	6.0%	**6.0%**
Total Capital ratio	8.6%	9.0%	**9.0%**

Consolidated data

The main actions, unchanged from the initial hypothesis, but clarified and improved, are as follows:

- **growth:** rationalise and develop the distribution network to ensure more effective commercial control over the geographical area, strengthening our position within the core territory and searching for opportunities for further expansion in bordering areas;
- **quality of services and customer relations:** prepare and offer products and services which are distinctive, flexible and integrated, for complete solutions to offer to various customer segments consistent with the needs expressed and in order to strengthen the relationship based on thrustworthiness and to further improve product introduction and cross-selling;
- **cost control:** continue the process of Group integration, rationalisation of branches and standardisation of the distribution model to improve efficiency, simplifying processes and maximising existing synergies;
- **use of multiple channels:** with a focus on putting the customer first, and in order to maximise contacts and actions, both organisation and commercial initiatives are planned to allow the customer to carry out operations through the channel of his choice and most easy to reach.

The expected trend in the main economic/equity items is as follows:

- **growth of 91 million euro in net profit in 2008** compared to 2005, achieved through average annual growth of 8% in revenues, a further reduction of approximately 6 percentage points in cost income, and a constant, high-quality loans portfolio;
- **sharp growth in loans to customers (>10%** in average progressive outstanding credit), controlling the quality and contribution also by strengthening the management models which allow for improvement in the mix of profitability and cost of risk;
- significant growth in total financial assets, which include an increase in **direct deposits (> 6%),** and in **indirect deposits (~6%).**

Reclassified consolidated income statement

(Euro million)

Bank of Italy code*	ITEMS	2006 3Q	2005 3Q (1)	Change (%)	30 Sept. 2006	30 Sept. 2005 (1)	Change (%)	2005
30	**Interest margin**	**142.0**	**134.5**	**+5.6%**	**411.2**	**381.3**	**+7.8%**	**499.6**
90	Hedging result	2.1	1.4	+50.0%	3.8	1.0	+280.0%	3.3
	Net interest margin	**144.1**	**135.9**	**+6.0%**	**415.0**	**382.3**	**+8.6%**	**502.9**
60	Net commisions	55.6	58.3	-4.6%	168.5	169.8	-0.8%	264.9
220 (parts of)	Recoveries on deposits and current accounts	14.9	16.6	-10.2%	46.3	45.6	+1.5%	62.6
70, 240	Dividends and financial transaction gains - net	11.5	8.9	+29.2%	50.0	46.9	+6.6%	71.8
80, 100	Result of financial assets and liabilities	116.7	10.2	n.s.	137.5	40.1	+242.9%	42.8
110, 150, 160	Net result of insurance operations	-0.7	3.1	-122.6%	14.1	6.5	+116.9%	4.6
	Gross total income	**342.1**	**233.0**	**+46.8%**	**831.4**	**691.3**	**+20.3%**	**949.6**
130	Value adjustments to loans and other financial assets	-8.9	-12.6	-29.4%	-23.1	-29.4	-21.4%	-56.4
	Total income	**333.2**	**220.4**	**+51.2%**	**808.3**	**661.9**	**+22.1%**	**893.2**
180	Administrative expenses:	-144.3	-149.4	-3.4%	-433.5	-443.3	-2.2%	-625.9
	- Staff costs	*-94.9*	*-92.3*	*+2.8%*	*-290.0*	*-276.6*	*+5.2%*	*-389.4*
	- Other administrative expenses	*-49.9*	*-55.4*	*-9.9%*	*-144.0*	*-167.6*	*-13.9%*	*-236.7*
200, 210	*- Value adjustments to property, plant, equipment and intangible assets*	*-9.9*	*-12.8*	*-22.7%*	*-29.3*	*-38.1*	*-23.5%*	*-54.6*
220 (parts of)	- Other net operating income *(expense recoveries)*	*10.4*	*11.1*	-6.3%	*30.9*	*33.2*	*-7.2%*	*44.0*
	Net operating income	**189.9**	**71.0**	**+166.1%**	**374.8**	**218.6**	**+71.5%**	**267.3**
190	Provisions for risks and charge	-4.7	-3.9	+20.5%	-18.4	-16.0	+15.0%	-17.3
220 (parts of) 250, 270, 310	Other costs and revenues from ordinary activities	0.1	8.1	-98.8%	-10.4	2.5	-516.0%	20.6
	Income from current operations before taxes	**184.3**	**75.2**	**+145.1%**	**346.0**	**205.1**	**+68.7%**	**270.6**
290	Income taxes	-31.2	-28.1	+11.0%	-87.8	-70.3	+24.9%	-95.6
330	Minority interests	-7.3	-6.9	+5.8%	-23.2	-19.1	+21.5%	-25.9
	Net income	**145.8**	**40.2**	**+262.7%**	**235.0**	**115.7**	**+103.1%**	**149.0**

(1) A consolidated pro-forma profit and loss account as at 30 September 2005 has been prepared which takes into account the planned transfer to Riscossione Spa of a controlling share held by the Group in the tax collection companies Cerit and Srt Spa, the purchase of a controlling share in Banca C.R. Firenze Romania S.A. and the re-allocation of the costs and income of FIP to its items.

(*) Composition of the reclassified items as per Bank of Italy codes (Consob instruction n. DEM/6064293 dated 2006.07.28)

Reclassified consolidated balance sheet

(Euro million)

Bank of Italy code*	ASSETS	30 Sept. 2006	30 June 2006	Change (%)	2005
10	**Cash and cash on hand**	**179.6**	**187.5**	**-4.2%**	**179.0**
	Financial assets	**20,903.1**	**21,079.3**	**-0.8%**	**19,909.3**
	Amounts receivable	15,542.3	15,682.4	-0.9%	14,679.0
60	*- amounts owing by banks*	*1,649.2*	*1,651.6*	*-0.1%*	*1,532.3*
70	*- customer loans*	*13,893.1*	*14,030.8*	*-1.0%*	*13,146.7*
	Negotiable securities	5,340.7	5,373.5	-0.6%	5,179.3
20	*- financial assets held for trading*	*563.9*	*607.7*	*-6.2%*	*621.2*
30	*- financial assets valued at fair value*	*1,558.1*	*1,539.1*	*+1.2%*	*1,563.4*
40	*- financial assets available for sale*	*3,218.7*	*3,226.7*	*-0.2%*	*2,994.7*
80	Hedging derivatives	20.1	23.4	-14.1%	51.0
	Non-current assets	**1,254.5**	**1,223.4**	**+2.5%**	**1,193.5**
100	Shareholdings	476.7	450.3	+5.9%	435.1
120, 130	Property, equipment and intangible assets	777.8	773.1	+0.6%	758.4
140	**Tax assets**	**228.1**	**205.0**	**+11.3%**	**242.6**
160	**Other assets**	**414.4**	**505.9**	**-18.1%**	**637.6**
	Total assets	22,979.7	23,201.1	-1.0%	22,162.0

Bank of Italy code*	Liabilities	30 Sept. 2006	30 June 2006	Change (%)	2005
	Financial liabilities	**18,391.4**	**18,663.5**	**-1.5%**	**18,197.7**
	Accounts payable	17,067.9	17,263.9	-1.1%	16,376.1
20	*- customer deposits*	*10,850.9*	*10,526.2*	*+3.1%*	*10,251.5*
30	*- outstanding securities*	*5,268.2*	*5,414.1*	*-2.7%*	*5,249.3*
10	*- amounts owing to banks*	*948.8*	*1,323.6*	*-28.3%*	*875.3*
40	Financial liabilities held for trading	33.6	52.9	-36.5%	19.4
50	Financial liabilities valued at fair value	1,271.3	1,316.9	-3.5%	1,786.3
60	Hedging derivatives	18.6	29.8	-37.6%	16.9
100 (parts of)	**Agreements for re-purchase of own equity components**	**180.6**	**179.0**	**+0.9%**	**181.3**
80	**Tax liabilities**	**144.8**	**114.0**	**+27.0%**	**183.4**
	Funds with specific destinations	**446.7**	**443.0**	**+0.8%**	**449.6**
110	Staff termination pay	192.1	191.1	+0.5%	193.4
120	Provision for risks, charges and pension funds	254.6	251.9	+1.1%	256.2
130	**Actuarial reserves**	**1,356.1**	**1,296.2**	**+4.6%**	**929.4**
90	**Other liabilities**	**765.1**	**905.9**	**-15.5%**	**798.2**
100 (parts of) 210	**Minority interests**	**96.5**	**87.4**	**+10.4%**	**85.4**
from 140 to 200, 220	**Shareholders' equity**	**1,598.5**	**1,512.1**	**+5.7%**	**1,326.0**
	Total liabilities	22,979.7	23,201.1	-1.0%	22,162.0

(*) Composition of the reclassified items as per Bank of Italy codes (Consob instruction n. DEM/6064293 dated 2006.07.28)

Consolidated profit & loss account - Year 2005 and 2006 pro-forma quartes[1]

(Euro /000)

Bank of Italy code	Items	2006 3Q	2006 3Q (net of non recurring operations[2])	2006 2Q PF	2006 1Q PF	2005 PF
10.	Interest earned and similar income	231,230	231,230	210,629	205,109	751,587
20.	Interest expense	(89,177)	(89,177)	(78,610)	(67,954)	(248,950)
30.	**Interest margin**	**142,053**	**142,053**	**132,019**	**137,155**	**502,637**
40.	Commissions earned	76,756	76,756	69,727	70,185	285,347
50.	Commissions expence	(21,237)	(21,237)	(12,943)	(14,037)	(51,373)
60.	**Net commissions**	**55,519**	**55,519**	**56,784**	**56,148**	**233,974**
70.	Dividend and other income	(77)	(77)	9,297	93	10,355
80.	Net result from trading	10,903	10,903	4,460	11,632	30,998
90.	Net result from hedging	2,127	2,127	687	991	3,284
100.	Gains (losses) from sale or repurchase of:	105,807	13,445	1,740	2,957	12,275
	b) financial assets available for sale	*104,935*	*12,573*	*1,238*	*1,549*	*9,732*
	d) financial liabilities	*872*	*872*	*502*	*1,408*	*2,543*
120.	**Total income**	**316,332**	**223,970**	**204,987**	**208,976**	**793,523**
130.	Value adjustments to	(8,871)	(8,871)	(9,491)	(4,704)	(58,843)
	a) loans	*(8,600)*	*(8,600)*	*(6,577)*	*(6,905)*	*(55,954)*
	b) financial assets available for sale	*226*	*226*	*(2,960)*	*2,335*	*(1,536)*
	d) other financial transactions	*(497)*	*(497)*	*46*	*(134)*	*(1,353)*
140.	**Net result from the financial activities**	**307,461**	**215,099**	**195,496**	**204,272**	**734,680**
110.+150.+160.	Net result of the insurance activity	(867)	(867)	13,564	1,358	4,666
170.	**Net result of financial and insurance activities**	**306,594**	**214,232**	**209,060**	**205,630**	**739,346**
180.	Administrative expenses	(144,852)	(144,852)	(138,271)	(151,922)	(588,356)
	a) staff costs	*(95,033)*	*(95,033)*	*(95,829)*	*(100,216)*	*(376,483)*
	b) other administrative expenses	*(49,819)*	*(49,819)*	*(42,442)*	*(51,706)*	*(211,873)*
190.	Provisions for risks and charges	(4,760)	(4,760)	(9,293)	(4,363)	(17,144)
200.	Value adjustments to property, plant and equipment	(6,030)	(6,030)	(5,327)	(5,956)	(27,549)
210.	Value adjustment to intangible assets	(3,880)	(3,880)	(3,875)	(4,241)	(26,417)
220.	Other operating (expense)/income	24,316	24,316	10,855	27,901	122,484
230.	**Operating costs**	**(135,206)**	**(135,206)**	**(145,911)**	**(138,581)**	**(536,982)**
240.	Shareholdings income	11,519	11,519	14,290	14,855	61,451
250.	Net result of fair value measurement of property, plant, equipment and intangible assets	705	705	354	0	1,223
270.	Gains from sale of investment	20	20	1,137	512	2,722
280.	**Income fron current operations before taxes**	**183,632**	**91,270**	**78,930**	**82,416**	**267,760**
290.	Taxes	(31,220)	(28,477)	(30,174)	(26,411)	(93,450)
300.	**Income fron current operations after taxes**	**152,412**	**62,793**	**48,756**	**56,005**	**174,310**
310.	Income from activities whose sale is pending	606	606	1,491	(1,080)	879
320.	**Net income before minority interests**	**153,018**	**63,399**	**50,247**	**54,925**	**175,189**
330.	Minority interests	(7,248)	(7,248)	(8,400)	(7,530)	(25,858)
340.	**Net income**	**145,770**	**56,151**	**41,847**	**47,395**	**149,331**

(1) The consolidated pro-forma profit and loss accounts have been prepared taking into account the transfer to Riscossione Spa of a controlling share held by the Group in the tax collection companies Cerit and Srt Spa, the purchase of a controlling share in Banca C.R. Firenze Romania S.A. and the re-allocation of the costs and income of FIP to its items.

(2) In this specific case this refers to the disposal of the shareholding in Sanpaolo IMI which generated gross gains of 92.4 million euro and net gains of 89.6 million euro.

BANCA
CR FIRENZE

Press Release

NEGOTIATIONS WITH BNP PARIBAS

With reference to the reports released by some news agencies on the existence of negotiations between BNP PARIBAS and Banca CR Firenze S.p.A. on the issue of the possible transfer of the Findomestic stakes owned by Banca CR Firenze S.p.A., Banca CR Firenze S.p.A. wishes to reaffirm it does not intend to sell its shareholding in Findomestic Banca .

Florence, December 1st, 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

GRUPPO BANCA CR FIRENZE

Situazione Trimestrale Consolidata al 30 settembre 2006

Indice

Introduzione

La situazione trimestrale al 30 settembre 2006 di Banca CR Firenze S.p.A. è stata predisposta sulla base della normativa emanata dalla CONSOB ("Regolamento emittenti") per le società le cui azioni sono quotate al listino ufficiale della Borsa Italiana, tenendo anche conto delle disposizioni della Circolare 262 della Banca d'Italia - "I bilanci delle banche: schemi e regole di compilazione".
In conformità alle disposizioni del Regolamento emittenti i dati sono esposti, salvo eventuale diversa indicazione, in milioni di euro; vengono inoltre forniti, al fine di evidenziare gli scostamenti più rilevanti, i valori di raffronto al 30 settembre 2005 ed al 30 giugno 2006 per quanto riguarda, rispettivamente, i saldi economici ed i valori patrimoniali. In particolare, tenendo conto della modificata esposizione contabile dei saldi relativi alle società operanti nel settore di riscossione tributi, attualmente in corso di dismissione, nonché dell'inclusione nel perimetro di consolidamento della controllata Banca C.R. Firenze Romania S.A., acquisita nel primo semestre 2006, al fine di fornire un'adeguata rappresentazione dell'andamento reddituale sono stati rideterminati i saldi al 30 settembre 2005 inclusi nel conto economico riclassificato.

Dati di sintesi del Gruppo Banca CR Firenze

(importi in milioni di euro)	30 settembre 2006	30 giugno 2006	30 settembre 2005 (1)	Variazione % (2)	31 dicembre 2005
DATI ECONOMICI					
Margine d'interesse netto	415,0	268,6	382,3	+8,6%	502,9
Commissioni nette	168,5	112,9	169,9	-0,8%	264,9
Margine d'intermediazione lordo	831,4	487,5	691,3	+20,3%	949,6
Rettifiche di valore nette su crediti e altre attività finanziarie	23,1	14,9	29,4	-21,4%	56,4
Margine d'intermediazione netto	808,3	473,3	661,9	+22,1%	893,2
Spese di funzionamento	433,5	287,5	443,3	-2,2%	625,9
Utile dell'operatività corrente al lordo delle imposte	346,0	161,7	205,1	+68,7%	270,5
Utile netto	235,0	89,2	115,7	+103,1%	149,0
Comprehensive income (3)	156,4	81,2	139,2	+12,4%	147,0
INDICI DI REDDITIVITA'					
ROE (4)	24,0%	13,6%	13,0%	+11,0%	12,7%
ROE rettificato (5)	16,0%	12,4%	15,7%	+0,3%	12,7%
Cost / Income ratio (6)	52,1%	59,0%	64,1%	-12,0%	65,9%
DATI PATRIMONIALI					
Totale attività	22.979,7	23.201,1	21.625,7	-1,0%	22.162,0
Crediti verso clientela (esclusi crediti in sofferenza)	13.735,0	13.882,0	12.761,1	-1,1%	12.999,7
Partecipazioni	476,7	450,3	391,7	+5,9%	435,1
Passività al costo ammortizzato	17.067,9	17.263,9	15.929,0	-1,1%	16.375,1
Patrimonio netto	1.598,5	1.512,1	1.279,5	+5,7%	1.326,0
ATTIVITA' FINANZIARIE DELLA CLIENTELA					
Attività finanziarie totali	37.437,0	36.812,0	36.767,3	+1,7%	35.652,9
Raccolta diretta	16.152,7	15.993,2	17.289,9	+1,0%	15.521,2
Raccolta indiretta	21.284,3	20.818,8	19.477,4	+2,2%	20.131,7
- Risparmio amministrato	10.940,5	10.585,4	8.756,7	+3,4%	9.573,9
- Risparmio gestito	10.343,8	10.233,4	10.720,7	+1,1%	10.557,8
- Gestioni patrimoniali (GPM - GPS - GPF)	2.714,1	2.800,4	3.048,1	-3,1%	3.039,6
- Fondi	4.984,7	4.787,1	4.985,2	+4,1%	4.780,7
- Assicurazioni	2.645,0	2.645,9	2.687,4	0,0%	2.737,5
INDICI DI RISCHIOSITA' DEL CREDITO					
Crediti netti in sofferenza / Crediti netti verso la clientela	1,14%	1,06%	1,07%	+0,08%	1,12%
Altri crediti deteriorati netti (escluso sofferenze) / Crediti netti verso la clientela	1,70%	1,69%	1,63%	+0,01%	2,19%
Crediti deteriorati netti / Crediti netti verso la clientela	2,84%	2,75%	2,70%	+0,09%	3,31%
INFORMAZIONI SUL TITOLO AZIONARIO					
Numero azioni in circolazione (in milioni)	1.378,0	1.375,0	1.137,0	+0,2%	1.137,0
Quotazione per azione (in €)					
- media	2,357	2,374	2,078	-0,7%	2,182
- minima	2,069	2,069	1,769	0,0%	1,769
- massima	2,797	2,797	2,453	0,0%	2,684
Utile netto per azione (in €)	0,171	0,065	0,106	+162,4%	0,131
Utile netto diluito per azione (in €) (7)	0,171	0,065	0,106	+162,4%	0,131
Dividendo unitario (in €) (8)	0,052	0,052	0,052	0,0%	0,052
Book value per azione (in €) (9)	1,160	1,100	1,125	+5,5%	1,166
Dividendo / prezzo medio annuo (%) (8)	2,21%	2,19%	2,50%	+0,7%	2,38%
STRUTTURA OPERATIVA					
Dipendenti	5.769	5.751	5.803	+0,3%	5.769
Promotori finanziari	171	171	181	0,0%	177
Filiali bancarie	547	532	521	+2,8%	527
Spazi finanziari	31	30	34	+3,3%	34
Centri imprese e private	29	28	23	+3,6%	23

(1) I dati economici e reddituali al 30 settembre 2005 sono stati rideterminati a fini raffrontativi allo scopo di tenere conto della diversa esposizione contabile dei valori relativi alle società operanti nel settore di riscossione tributi, attualmente in corso di dismissione, nonché dell'inclusione nel perimetro di consolidamento della controllata Banca C.R. Firenze Romania S.A., acquisita nel mese di marzo 2006.

(2) Le variazioni sono state calcolate rispetto al 30 settembre 2005 per i dati economici e reddituali ed al 30 giugno 2006 per tutti gli altri dati.

(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita.

(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(6) Spese di funzionamento/Margine d' intermediazione lordo.

(7) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.

(8) Si fa riferimento all'ultimo dividendo distribuito dalla Capogruppo.

(9) Patrimonio netto / numero di azioni in circolazione.

1. Schemi di bilancio consolidato riclassificati

Al fine di assicurare una migliore comprensione della gestione del Gruppo e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali"; in particolare, il contributo delle voci tipiche del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce gestionale "Risultato netto della gestione assicurativa". Le riclassifiche effettuate sono state le seguenti:

1. Conto economico consolidato riclassificato:
- ripartizione della voce 220-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70-"Dividendi e proventi simili" e 240-"Utili (perdite) delle partecipazioni" nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie";
- aggregazione delle voci 110-"Risultato netto delle attività e passività finanziarie valutate al fair value", 150-"Premi netti" e 160-"Saldo altri proventi/oneri della gestione assicurativa" nella voce gestionale "Risultato netto della gestione assicurativa";
- aggregazione nella voce gestionale "Altri costi e ricavi dell'operatività corrente" della sottovoce gestionale "Altri oneri e proventi di gestione residuali" e delle voci 250-"Risultato netto della valutazione al fair value delle attività materiali e immateriali", 270-"Utili (perdite) da cessione di investimenti" e 310-"Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte";

2. Stato patrimoniale consolidato riclassificato:
- inclusione tra le "Altre attività" dell'attivo patrimoniale delle voci 110-"Riserve tecniche a carico dei riassicuratori" e 150-"Attività non correnti e gruppi di attività in via di dismissione";
- inclusione tra le "Altre passività" del passivo patrimoniale della voce 90-"Passività associate ad attività in via di dismissione"; dalle suddette passività è stato inoltre estrapolato ed evidenziato separatamente l'ammontare degli "Impegni all'acquisto di strumenti patrimoniali";
- aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 140-"Riserve da valutazione", 170-"Riserve", 180-"Sovrapprezzi di emissione", 190-"Capitale", 200-"Azioni proprie" e 220-"Utile (perdita) d'esercizio".

Conto economico consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (*)	VOCI (importi in milioni di euro)	Terzo trimestre 2006	Terzo trimestre 2005 (1)	Variazione %	30 settembre 2006	30 settembre 2005 (1)	Variazione %	31 dicembre 2005
30	**Margine d'interesse**	142,0	134,5	+5,6%	411,2	381,3	+7,8%	499,6
90	Risultato netto dell'attività di copertura	2,1	1,4	+50,0%	3,8	1,0	+280,0%	3,3
	Margine d'interesse netto	144,1	135,9	+6,0%	415,0	382,3	+8,6%	502,9
60	Commissioni nette	55,6	58,3	-4,6%	168,5	169,9	-0,8%	264,9
di cui 220	Recuperi su depositi a risparmio e su conti creditori	14,9	16,6	-10,2%	46,3	45,6	+1,5%	62,6
70 e 240	Dividendi e utili (perdite) delle partecipazioni	11,5	8,9	+29,2%	50,0	46,9	+6,6%	71,8
80 e 100	Risultato delle attività e passività finanziarie	116,7	10,2	n.s.	137,5	40,1	+242,9%	42,8
110, 150 e 160	Risultato netto della gestione assicurativa	-0,7	3,1	n.s.	14,1	6,5	+116,9%	4,6
	Margine d'intermediazione lordo	342,1	233,0	+46,8%	831,4	691,3	+20,3%	949,6
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-8,9	-12,6	-29,4%	-23,1	-29,4	-21,4%	-56,4
	Margine d'intermediazione netto	333,2	220,4	+51,2%	808,3	661,9	+22,1%	893,2
180	Spese di funzionamento:	-144,3	-149,4	-3,4%	-433,5	-443,3	-2,2%	-625,9
180 a)	*- Spese per il personale*	-94,9	-92,3	+2,8%	-291,0	-276,6	+5,2%	-389,4
180 b)	*- Altre spese amministrative*	-49,9	-55,4	-9,9%	-144,0	-161,6	-10,9%	-226,7
200 e 210	*- Rettifiche di valore nette su attività materiali e immateriali*	-9,9	-12,8	-22,7%	-29,3	-38,3	-23,5%	-54,6
di cui 220	*- Altri proventi di gestione netti (recuperi spese)*	10,4	11,1	-6,3%	30,8	33,2	-7,2%	44,8
	Risultato operativo netto	188,9	71,0	+166,1%	374,8	218,6	+71,5%	267,3
190	Accantonamenti netti ai fondi per rischi e oneri	-4,7	-3,9	+20,5%	-18,4	-16,0	+15,0%	-17,3
di cui 220, 250, 270 e 310	Altri costi e ricavi dell'operatività corrente	0,1	8,1	-98,8%	-10,4	2,5	n.s.	20,5
	Utile dell'operatività corrente al lordo delle imposte	184,3	75,2	+145,1%	346,0	205,1	+68,7%	270,5
290	Imposte sul reddito	-31,2	-28,1	+11,0%	-87,8	-70,3	+24,9%	-95,6
330	Utile di pertinenza di terzi	-7,3	-6,9	+5,8%	-23,2	-19,1	+21,5%	-25,9
	Utile netto	145,8	40,2	+262,7%	235,0	115,7	+103,1%	149,0

(1) I conti economici consolidati relativi al terzo trimestre 2005 ed al 30 settembre 2005 sono stati predisposti tenendo conto della cessione a Riscossione S.p.A. delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A e Srt S.p.A., dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A. e della riattribuzione a voce propria dei costi e dei ricavi di pertinenza dei Fondi Integrativi di Previdenza ("FIP").

(*) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006)

Stato patrimoniale consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (*)	ATTIVO (importi in milioni di euro)	30 settembre 2006	30 giugno 2006	Variazione %	31 dicembre 2005
10	**Cassa e disponibilità liquide**	179,6	187,5	-4,2%	179,0
	Attività finanziarie	20.903,1	21.079,3	-0,8%	19.909,3
	Crediti	15.542,3	15.682,4	-0,9%	14.679,0
60	*- crediti verso banche*	*1.649,2*	*1.651,6*	*-0,1%*	*1.532,3*
70	*- crediti verso clientela*	*13.893,1*	*14.030,8*	*-1,0%*	*13.146,7*
	Attività finanziarie negoziabili	5.340,7	5.373,5	-0,6%	5.179,3
20	*- attività finanziarie di negoziazione*	*569,9*	*607,7*	*-6,2%*	*621,2*
30	*- attività finanziarie valutate al fair value*	*1.558,1*	*1.539,1*	*+1,2%*	*1.563,4*
40	*- attività finanziarie disponibili per la vendita*	*3.212,7*	*3.226,7*	*-0,4%*	*2.994,7*
80	Derivati di copertura	20,1	23,4	-14,1%	51,0
	Immobilizzazioni	1.254,5	1.223,4	+2,5%	1.193,5
100	Partecipazioni	476,7	450,3	+5,9%	435,1
120 e 130	Attività materiali ed immateriali	777,8	773,1	+0,6%	758,4
140	**Attività fiscali**	228,1	205,0	+11,3%	242,6
160	**Altre attività**	414,4	505,9	-18,1%	637,6
	Totale attivo	22.979,7	23.201,1	-1,0%	22.162,0

Codice voce dello schema di bilancio obbligatorio (*)	PASSIVO (importi in milioni di euro)	30 settembre 2006	30 giugno 2006	Variazione %	31 dicembre 2005
	Passività finanziarie	18.391,4	18.663,5	-1,5%	18.197,7
	Passività finanziarie al costo ammortizzato	17.067,9	17.263,9	-1,1%	16.375,1
20	*- debiti verso clientela*	*10.850,9*	*10.526,2*	*+3,1%*	*10.253,5*
30	*- debiti rappresentati da titoli*	*5.268,2*	*5.414,1*	*-2,7%*	*5.248,3*
10	*- debiti verso banche*	*948,8*	*1.323,6*	*-28,3%*	*873,3*
40	Passività finanziarie di negoziazione	33,6	52,9	-36,5%	19,4
50	Passività finanziarie valutate al fair value	1.271,3	1.316,9	-3,5%	1.786,3
60	Derivati di copertura	18,6	29,8	-37,6%	16,9
di cui 100	**Impegni all'acquisto di strumenti patrimoniali**	180,6	179,0	+0,9%	181,3
80	**Passività fiscali**	144,8	114,0	+27,0%	183,4
	Fondi a destinazione specifica	446,7	443,0	+0,8%	449,6
110	Trattamento di fine rapporto del personale	192,1	191,1	+0,5%	193,4
120	Fondi per rischi e oneri e fondi di quiescenza	254,6	251,9	+1,1%	256,2
130	**Riserve tecniche**	1.356,1	1.296,2	+4,6%	929,4
90 e di cui 100	**Altre passività**	765,1	905,9	-15,5%	799,2
210	**Patrimonio di terzi**	96,5	87,4	+10,4%	95,4
da 140 a 200 e 220	**Patrimonio netto**	1.598,5	1.512,1	+5,7%	1.326,0
	Totale passivo	22.979,7	23.201,1	-1,0%	22.162,0

(*) Nella presente colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006)

2. La composizione del Gruppo

	Partecipazione Diretta CR Firenze	CR Pistoia e Pescia	CR Civitavecchia	CR Orvieto	CR La Spezia	GE.FI.L.	Infogroup	Citylife	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Orvieto S.p.A.	73,570%								73,570%
Cassa di Risparmio della Spezia S.p.A.	68,093%								68,093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								60,000%
Banca C.R. Firenze Romania S.A.	56,229%								56,229%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								51,000%
CR Firenze Gestion Internationale S.A.	80,000%								80,000%
Perseo Finance S.r.l.	60,000%								60,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife S.p.A.	60,000%						40,000%		100,000%
Tebe Tours S.p.A.	100,000%								100,000%
GE.FI.L. S.p.A.(*)					100,000%				100,000%
Altre Società controllate									
Immobiliare Nuova Sede S.r.l.	100,000%								100,000%
Centrovita Assicurazioni S.p.A.	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Findomestic Banca S.p.A. (**)	47,170%	2,830%							50,000%
Soprarno Sgr S.p.A. (**)	50,000%								50,000%
Centro Factoring S.p.A.	41,767%	5,729%		0,033%	0,164%				47,693%
Centro Leasing Banca S.p.A.	33,920%	7,084%	0,561%	1,182%	0,790%				43,537%
Sviluppo Industriale S.p.A.		29,187%							29,187%
S.R.T. Società Riscossione Tributi S.p.A.					25,000%				25,000%
Spezia Risorse S.p.A.						20,000%			20,000%
Altre Società partecipate almeno al 20%									
Immobiliare Novoli S.p.A.	25,000%								25,000%
Ce.Spe.Vi. S.r.l.		20,000%							20,000%
ET Group S.r.l.								42,723%	42,723%

(*) per questa società è stata richiesta l'autorizzazione per l'inclusione nel Gruppo Bancario

(**) società sottoposte a controllo congiunto

Relazione sulla gestione consolidata

2. La composizione del Gruppo

Al 30 settembre 2006 la configurazione del Gruppo Bancario è la seguente:
Banca CR Firenze S.p.A. - Banca Capogruppo con sede in Firenze;
Cassa di Risparmio di Civitavecchia S.p.A. - Banca con sede in Civitavecchia (Roma);
Cassa di Risparmio di Orvieto S.p.A. - Banca con sede in Orvieto (TR);
Cassa di Risparmio di Pistoia e Pescia S.p.A. - Banca con sede in Pistoia;
Cassa di Risparmio della Spezia S.p.A. - Banca con sede in La Spezia;
Banca CR Firenze Romania S.A. - Banca con sede in Bucarest (Romania);
CR Firenze Gestion Internationale S.A. - Società di gestione di fondi comuni di investimento con sede in Lussemburgo;
Perseo Finance S.r.l. - Società finanziaria con sede in Conegliano Veneto (TV);
Infogroup S.p.A. - Società strumentale con sede in Firenze;
Citylife S.p.A. - Società strumentale con sede in Firenze;
Tebe Tours S.p.A. - Società strumentale con sede in Mirandola (MO);
GE.FI.L. S.p.A. Gestione Fiscalità Locale - Società finanziaria di riscossione tributi locali.

Le principali variazioni intervenute da inizio anno fino al 30 settembre 2006 nel perimetro allargato (comprese le partecipazioni di collegamento) del Gruppo sono le seguenti:

Cassa di Risparmio di Mirandola S.p.A.

In data 20 giugno 2006 è stato firmato l'atto di fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A. in Banca CR Firenze S.p.A., realizzata con decorrenza 1° luglio 2006 e con effetti contabili e fiscali dal 1° gennaio 2006.
A seguito di tale operazione, deliberata dai Consigli di Amministrazione di Banca CR Firenze S.p.A. in data 19 dicembre 2005 e da quello di Cassa Risparmio di Mirandola S.p.A. in data 19 gennaio 2006, la ex-controllata ha assunto lo status di "Divisione" di Banca CR Firenze S.p.A, mantenendo adeguate prerogative gestionali alle quali contribuirà un Comitato Territoriale con facoltà in materia di credito, di attività promozionale e di collegamento con il territorio di elezione.

Mirafin S.p.A.

Mirafin S.p.A., società strumentale interamente controllata dalla Cassa di Risparmio di Mirandola S.p.A., è stata incorporata in quest'ultima con effetto giuridico 20 giugno 2006.

Banca C.R. Firenze Romania S.A. (già Daewoo Bank Romania S.A.)

In data 9 marzo 2006 è stato firmato l'atto di trasferimento per l'acquisto da parte di Banca CR Firenze della quota di controllo (56,229%) di Daewoo Bank Romania SA, con sede a Bucarest e 11 filiali. Contestualmente all'atto di trasferimento delle azioni è stato firmato un impegno contrattuale che prevede un'opzione put ed un'opzione call che consentiranno a Banca CR Firenze di poter raggiungere, in seguito, una partecipazione nella banca rumena almeno pari al 75%.
L'assemblea straordinaria tenutasi nella stessa data del closing ha approvato il nuovo statuto della banca con la modifica della denominazione in Banca C.R. Firenze Romania S.A.
In data 24 ottobre 2006 la Banca d'Italia ha autorizzato l'inclusione della controllata nel Gruppo Bancario a partire dal 21 settembre 2006.

Centro Leasing Banca S.p.A.

Centro Leasing S.p.A. è stata autorizzata dalla Banca d'Italia all'esercizio dell'attività bancaria dal 1° luglio 2006 con la denominazione Centro Leasing Banca S.p.A.
A seguito dell'uscita dal capitale di Sanpaolo IMI S.p.A. , avvenuta in concomitanza con la trasformazione in banca, si è avuta una ricomposizione nell'azionariato della società che ha fatto salire la percentuale detenuta dalla Capogruppo al 33,920%. Il Gruppo ha così raggiunto un'interessenza nella società pari al 43,537%.

Centro Riscossione Tributi - CERIT S.p.A.

In data 19 settembre 2006 è stato stipulato l'atto che prevede la cessione da Banca CR Firenze a Riscossione S.p.A. della partecipazione del 100% detenuta in Cerit S.p.A. Ciò è avvenuto come effetto della riorganizzazione del servizio nazionale della riscossione tributi disciplinata nel D.L. 203/2005, in base al quale l'attività di riscossione nazionale dei tributi è stata attribuita ex-legge a Riscossione S.p.A. , nuovo soggetto pubblico.
Il corrispettivo per detta cessione sarà costituito dal patrimonio netto al 31 agosto 2006 di Cerit S.p.A., opportunamente rettificato da un Revisore incaricato dalle parti.

Detto corrispettivo, costituirà un credito infruttifero di Banca CR Firenze nei confronti di Riscossione S.p.A. che verrà regolato alla pari - entro febbraio 2007- in azioni Riscossione S.p.A., che Banca CR Firenze si è impegnata contrattualmente a sottoscrivere.

SRT S.p.A. - GE.FI.L. S.p.A.

Sempre nell'ambito della riorganizzazione del servizio nazionale della riscossione tributi, in data 28 settembre 2006 CR La Spezia ha stipulato l'atto di cessione a Riscossione S.p.A. della quota di controllo (75%) di SRT S.p.A. , previo scorporo (6 settembre 2006) del ramo d'azienda relativo all'attività di gestione della fiscalità locale al fine di mantenere il presidio nel mercato di La Spezia. Il corrispettivo della cessione - come nel caso di CERIT - verrà regolato alla pari, entro febbraio 2007, in azioni Riscossione S.p.A.
La fiscalità locale è stata scorporata in favore della neocostituita GE.FI.L. S.p.A. Gestione Fiscalità Locale, il cui capitale sociale è interamente detenuto (100%) da CR La Spezia. A GE.FI.L. S.p.A. è stata ricondotta anche la partecipazione del 20% in Spezia Risorse S.p.A., già detenuta da SRT.

Immobiliare Novoli S.p.A.

La società è impegnata nella realizzazione del progetto di recupero e riqualificazione urbana dell'Area ex Fiat Auto di Firenze, che si estende per 32 ettari di terreno sui quali sono stati costruiti, tra l'altro, il Palazzo di Giustizia ed alcune Facoltà universitarie.
Il 24 luglio 2006 Fiat Partecipazioni S.p.A. ha ceduto la propria partecipazione (pari al 40%) agli altri soci e a soggetti da questi indicati. Banca CR Firenze, che fino a tale data deteneva un'interessenza pari al 15% in Immobiliare Novoli S.p.A., ha acquistato ulteriori n. 400.000 azioni (10% del capitale sociale) facendo pertanto salire tale interessenza al 25%.

Soprarno SGR S.p.A.

In data 3 agosto 2006 è stata costituita, previa autorizzazione della Banca d'Italia, su iniziativa di Banca CR Firenze e di Banca Ifigest S.p.A., la società Soprarno SGR S.p.A, avente ad oggetto la prestazione del servizio di gestione collettiva del risparmio sotto varie forme.
La società ha un capitale sociale di Euro 2.000.000, posseduto pariteticamente (50%) dai due soci ed interamente versato.

Relazione sulla gestione consolidata

3. Lo scenario economico e di settore

Il recente quadro macroeconomico appare contraddistinto da un lato dalla continua accelerazione dello sviluppo economico della Cina, e dall'altro dalle incertezze legate alle modalità di frenata dell'economia Usa, ove si moltiplicano i segnali di rallentamento nel mercato immobiliare e aumentano di conseguenza i timori di una brusca correzione dei consumi privati per il venir meno degli effetti ricchezza legati alla crescita dei prezzi delle abitazioni.
Per quanto riguarda l'UEM, nel secondo trimestre il PIL ha registrato una crescita del +0,9% (+0,8% nel primo trimestre) e le previsioni per fine 2006 evidenziano un aumento del prodotto nell'ordine del +2,5%, guidato dalla domanda interna e soprattutto dagli investimenti che in molti paesi hanno segnato significative accelerazioni rispetto alla fine dello scorso anno. Rimangono tuttavia dubbi sulla durata della ripresa, dubbi legati prevalentemente al previsto rallentamento della crescita economica statunitense e alle politiche di bilancio restrittive già in atto in alcuni dei principali paesi, in primis Germania ed Italia.
Con riferimento alla politica monetaria dell'UEM, dopo i 5 aumenti di 25 punti base ciascuno effettuati a partire dal dicembre 2005, è previsto un ulteriore intervento della BCE entro la fine del 2006 che porterebbe il tasso di riferimento al 3,5%. A partire dal primo trimestre del 2007 le aspettative dei mercati indicano una politica monetaria più neutrale; il previsto rafforzamento dell'euro, il rientro dei prezzi delle materie prime e le attese riduzioni dei tassi monetari statunitensi dovrebbero determinare condizioni di stabilità sui prezzi interni tali da evitare ulteriori aumenti dei tassi di policy.
In tale contesto anche l'economia italiana, dopo quattro anni di crescita modesta ed irregolare, sembra aver ritrovato un passo più sostenuto. Nel secondo trimestre, infatti, l'incremento del PIL è stato pari al +0,5%, superiore alle attese e solo lievemente inferiore a quello del primo (+0,7%), sospinto sia dal settore estero, grazie prevalentemente alla ripresa della domanda europea, sia dalla domanda interna. I risultati acquisiti con riferimento al primo semestre e le informazioni congiunturali al momento disponibili per il secondo suggeriscono la possibilità di una prosecuzione della fase di crescita, anche se a un ritmo lievemente attenuato, e portano a stimare al +1,7% la crescita del PIL nel 2006 (miglior risultato realizzato dal 2001). Per quanto riguarda le singole componenti della domanda aggregata le previsioni evidenziano una crescita dei consumi delle famiglie del +1,6%, uno sviluppo degli investimenti in macchinari, attrezzature e mezzi di trasporto nell'ordine del +4,3% ed un sensibile miglioramento delle esportazioni con un +5,5%.
Nonostante i buoni risultati del 2006, l'evoluzione prospettica per il 2007 evidenzia, tuttavia, una dinamica del PIL più contenuta (+1,3%) per effetto prevalentemente del previsto rallentamento dell'economia americana nonché dell'intonazione restrittiva della politica di bilancio delineata dalla Legge Finanziaria con l'obiettivo di riportare il deficit al 3% del PIL entro la fine del prossimo anno.
Con riferimento all'andamento dei mercati internazionali si evidenzia una ripresa del comparto obbligazionario durante tutto il terzo trimestre. Gli incrementi degli indici hanno consentito di recuperare le perdite accumulate nel primo semestre anche se in alcuni casi, come nell'area euro, in modo non ancora sufficiente a generare un rendimento positivo. La ripresa dei mercati obbligazionari è stata sostenuta principalmente dalle attese di rallentamento dell'economia globale e dal progressivo calo dei prezzi delle materie prime. In particolare negli Stati Uniti la previsione di indebolimento del mercato immobiliare ha accentuato i timori di rallentamento economico, comportando una dinamica dell'indice obbligazionario più vivace rispetto a quello europeo (+3,8% vs +3,0%).
Anche per i mercati azionari, dopo la temporanea fase di correzione attraversata fra giugno e luglio, le performance sono tornate nuovamente positive nel terzo trimestre su tutti i principali mercati. L'indice statunitense ha guadagnato il 5,2% mentre nell'Uem l'incremento è stato del 7,4%. Più deboli invece i rialzi nel mercato giapponese, nel Regno Unito e nei paesi emergenti.
Per quanto riguarda il mercato del credito, la dinamica degli impieghi del sistema bancario italiano è risultata a settembre 2006 pari a 1.274,5 miliardi di euro, segnando un flusso netto di nuovi impieghi di circa 123 miliardi di euro rispetto a settembre 2005, sostenuto prevalentemente dalla componente a protratta scadenza rispetto a quella a breve termine; a settembre 2006, infatti, le variazioni tendenziali di queste componenti degli impieghi bancari sono risultate pari a +13,2% per il segmento a medio lungo termine (+13,9% a settembre 2005) e di +6,9% per quello a breve termine (variazione nulla a settembre 2005).
La raccolta bancaria a settembre 2006 è risultata pari a 1.134,5 miliardi di euro segnando una variazione tendenziale del +7,0%, che si raffronta al +6,7% di agosto 2006 ed al +7,6% di settembre 2005. Nel corso dell'ultimo anno lo stock della raccolta è aumentato di quasi 75 miliardi di euro. Laddove si considerino le dinamiche delle diverse componenti della raccolta, a settembre 2006 si osserva una accelerazione del trend dei depositi da clientela il cui tasso di crescita tendenziale è risultato pari al +4,6% (che si raffronta al +3,6% di agosto 2006 ed al +6,0% di settembre 2005) ed un assestamento della dinamica delle obbligazioni delle banche, le quali continuano a segnare ritmi di crescita sostenuti: +10,7% a settembre 2006 (+11,5% ad agosto 2006, +10,2% a settembre 2005).
Con riguardo ai tassi bancari, si rileva come il tasso sui depositi delle famiglie e società non finanziarie - sulla base delle statistiche armonizzate del Sistema Europeo di Banche Centrali - abbia nel periodo più recente manifestato un aumento: in particolare a settembre 2006 esso è risultato pari all'1,29% (+39 punti base rispetto a quanto segnato a

settembre 2005). Sempre a settembre 2006, anche il tasso medio ponderato sul totale dei prestiti a famiglie e a società non finanziarie è aumentato, collocandosi al 5,19% (4,61% a settembre 2005).
Per quanto riguarda la raccolta indiretta i dati a settembre 2006 mostrano come il patrimonio dei fondi comuni e sicav aperti di diritto italiano ed estero è rimasto pressoché stabile rispetto al mese precedente, collocandosi intorno ai 604,3 miliardi di euro. Con particolare riguardo alla composizione si rileva che nell'ultimo anno sono aumentate le quote dei fondi azionari, flessibili ed hedge mentre le quote dei fondi obbligazionari, bilanciati e di liquidità hanno registrato una contrazione.
Per quanto riguarda le gestioni patrimoniali bancarie, esse hanno segnato alla fine di luglio 2006 (ultimo dato disponibile) una moderata crescita risultando pari a circa 157,5 miliardi di euro, con una variazione tendenziale positiva di circa il +2,6%. Le gestioni patrimoniali bancarie rappresentano, sempre a luglio 2006, il 9,4% del totale dei titoli a custodia dei residenti (9,5% a luglio 2005).

Relazione sulla gestione consolidata

4. L'andamento reddituale

Premessa

Nel corso dei primi nove mesi del 2006 l'attività del Gruppo ha continuato a focalizzarsi, coerentemente con gli obiettivi indicati nel budget e nel piano triennale, su efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione assoluta	Variazione %
Margine d'interesse	411,2	381,3	29,9	+7,8%
Margine d'interesse netto	415,0	382,3	32,7	+8,6%
Margine d'intermediazione lordo	831,4	691,3	140,1	+20,3%
Margine d'intermediazione netto	808,3	661,9	146,4	+22,1%
Risultato operativo netto	374,8	218,6	156,2	+71,5%
Utile dell'operatività corrente al lordo delle imposte	346,0	205,1	140,9	+68,7%
Utile netto	**235,0**	**115,7**	**119,3**	**+103,1%**

L'utile netto conseguito al 30 settembre 2006 ammonta a 235,0 milioni di euro ed ha registrato un incremento di particolare rilievo (+119,3 milioni di euro, pari al 103,1%) rispetto al corrispondente periodo del precedente esercizio; tale incremento, rispecchiato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante e di seguito esaminati nel dettaglio, risulta influenzato dal realizzo di elevate plusvalenze derivanti dalla cessione di attività finanziarie classificate come "disponibili per la vendita".

Il margine d'interesse

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione assoluta	Variazione %
Interessi netti clientela	432,7	386,1	46,6	+12,1%
Interessi attivi clientela	*524,2*	*463,5*	*60,7*	*+13,1%*
Interessi passivi clientela	*-91,5*	*-77,4*	*-14,1*	*+18,2%*
Interessi netti su titoli	-29,7	-8,8	-20,9	+237,5%
Interessi attivi su titoli	*80,1*	*71,9*	*8,2*	*+11,4%*
Interessi passivi su titoli	*-109,8*	*-80,7*	*-29,1*	*+36,1%*
Interessi netti banche	8,2	4,0	4,2	+105,0%
Interessi attivi banche	*36,4*	*19,2*	*17,2*	*+89,6%*
Interessi passivi banche	*-28,2*	*-15,2*	*-13,0*	*+85,5%*
Margine d'interesse	**411,2**	**381,3**	**29,9**	**+7,8%**
Risultato dell'attività di copertura	3,8	1,0	2,8	+280,0%
Margine d'interesse netto	**415,0**	**382,3**	**32,7**	**+8,6%**

Il significativo incremento del margine d'interesse al 30 settembre 2006 rispetto al 30 settembre 2005 (+7,8%) è sostanzialmente dovuto all'aumento degli interessi attivi da clientela, che è stato trainato principalmente dalla crescita dei volumi oltre che da tassi attivi più elevati; tale incremento, sommandosi agli effetti della valutazione delle coperture (c.d. "hedge accounting"), ha determinato una crescita del margine d'interesse netto pari all'8,6%.

I rendimenti

(dati aggregati delle società bancarie del Gruppo)	30 settembre 2006		30 settembre 2005		Variazione	
	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Differenza tassi (punti%)
Attività fruttifere						
Impieghi clientela	*13.836*	*5,05%*	*12.913*	*4,75%*	*7,15%*	*0,30*
Portafoglio titoli	*2.544*	*2,78%*	*2.464*	*2,45%*	*3,25%*	*0,32*
Interbancario attivo	*2.051*	*2,90%*	*1.747*	*2,25%*	*17,40%*	*0,64*
Totale attività fruttifere	**18.431**	**4,49%**	**17.124**	**4,16%**	**7,63%**	**0,33**
Passività onerose						
Raccolta diretta	*15.667*	*1,65%*	*14.789*	*1,35%*	*5,94%*	*0,30*
Interbancario passivo	*1.788*	*2,76%*	*1.378*	*2,31%*	*29,75%*	*0,45*
Totale passività onerose	**17.455**	**1,76%**	**16.167**	**1,43%**	**7,97%**	**0,33**

Nella tabella di cui sopra si evidenzia, rispetto al 30 settembre 2005, un contemporaneo incremento delle masse intermediate e dei rendimenti sia dell'attivo fruttifero che del passivo oneroso; in particolare, si segnalano i progressi degli impieghi a clientela per 923 milioni di euro (+7,15%) e della raccolta diretta per 878 milioni di euro (+5,94%).

Il margine d'intermediazione lordo

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione assoluta	%
Margine d'interesse netto	**415,0**	**382,3**	**32,7**	**+8,6%**
Commissioni e recuperi da clientela	214,8	215,5	-0,7	-0,3%
- Commissioni nette	*168,5*	*169,9*	*-1,4*	*-0,8%*
- Recuperi su depositi a risparmio e conti creditori	*46,3*	*45,6*	*0,7*	*+1,5%*
Risultato netto della gestione assicurativa	14,1	6,5	7,6	+116,9%
Risultato delle attività e passività finanziarie	137,5	40,1	97,4	+242,9%
Dividendi e utili (perdite) delle partecipazioni	50,0	46,9	3,1	+6,6%
Margine d'intermediazione lordo	**831,4**	**691,3**	**140,1**	**+20,3%**

Il margine d'intermediazione lordo evidenzia un aumento di 140,1 milioni di euro (+20,3%) rispetto al precedente esercizio determinato, oltre che dalla crescita del margine d'interesse precedentemente descritta, dalle plusvalenze realizzate con la cessione di titoli di capitale classificati nel portafoglio "disponibile per la vendita", rilevate nella voce "Risultato delle attività e passività finanziarie"; in particolare, tali plusvalenze derivano prevalentemente dalla cessione dell'interessenza detenuta in Sanpaolo IMI S.p.A. (con una plusvalenza "lorda" pari a circa 92 milioni di euro, di cui 59,5 milioni di euro rappresentati dal "rigiro" della relativa "riserva da valutazione" esistente al 31 dicembre 2005), senza la quale il margine d'intermediazione lordo presenterebbe un incremento pari a circa il 7%. Degna di menzione anche la crescita del risultato netto della gestione assicurativa, da porre in stretta correlazione con il leggero calo registrato dalle commissioni nette; il dettaglio del relativo aggregato dei ricavi commerciali viene di seguito illustrato.

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione	
			assoluta	%
Recupero spese e gestione c/c e depositi a risparmio	72,7	73,4	-0,8	-1,0%
Monetica	19,0	17,9	1,1	+6,1%
Raccolta amministrata	7,1	7,7	-0,6	-7,3%
Credito	25,9	23,4	2,5	+10,7%
Incassi e pagamenti	13,6	13,2	0,4	+3,3%
Risparmio gestito	43,8	44,2	-0,4	-0,9%
di cui: Bancassicurazione	*1,8*	*5,5*	*-3,7*	*-67,3%*
Altre voci	32,7	35,7	-3,1	-8,5%
Totale commissioni e recuperi	**214,8**	**215,5**	**-0,7**	**-0,3%**
Risultato netto della gestione assicurativa	14,1	6,5	7,6	+116,9%
Totale commissioni, recuperi e gestione assicurativa	**228,9**	**222,0**	**6,9**	**+3,1%**

L'offerta di prodotti assicurativi del ramo III°, caratterizzati da una significativa componente assicurativa, ha determinato un rilevante incremento del "Risultato netto della gestione assicurativa" ed una contestuale flessione delle commissioni di bancassicurazione, in conseguenza del diverso trattamento contabile riservato ai suddetti prodotti assicurativi in base a quanto previsto dal principio contabile internazionale IFRS 4, che richiede la loro rilevazione tra i "Premi netti"; in proposito si precisa che nel terzo trimestre 2006 tale risultato netto ha subìto, rispetto all'ammontare rilevato al 30 giugno 2006, una lieve contrazione, peraltro più che compensata dall'incremento di altre componenti reddituali ("Interessi attivi su titoli", "Risultato delle attività e passività finanziarie" e "Altri proventi di gestione netti") riferite al comparto assicurativo. Si precisa infine che la diminuzione registrata nelle "Altre voci" è interamente imputabile alla rilevante crescita delle commissioni passive riconosciute dalla controllata Centrovita Assicurazioni S.p.A. a società consolidate nel Gruppo Banca CR Firenze secondo il metodo del patrimonio netto. Considerando il totale delle voci sopra riportate, nei primi nove mesi dell'esercizio si rileva una crescita dei ricavi commerciali pari a circa 7 milioni di euro (+3,1%).



Composizione dei ricavi su commissioni da clientela al 30 settembre 2006
15,2%
33,8%
20,4%
6,4%
12,1%
3,3%
8,8%
Recupero spese e gestione c/c e depositi a risparmio
Monetica
Raccolta amministrata
Credito
Incassi e pagamenti
Risparmio gestito
Altre voci

Il margine d'intermediazione netto

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**831,4**	**691,3**	**140,1**	**+20,3%**
Rettifiche/riprese di valore nette per deterioramento di:	-23,1	-29,4	6,3	-21,4%
Crediti	*-22,1*	*-29,0*	*6,9*	*-23,8%*
Attività finanziarie disponibili per la vendita	*-0,4*	*0,0*	*-0,4*	*n.s.*
Altre operazioni finanziarie	*-0,6*	*-0,4*	*-0,2*	*+50,0%*
Margine d'intermediazione netto	**808,3**	**661,9**	**146,4**	**+22,1%**

Il margine d'intermediazione netto presenta una crescita di circa 146,4 milioni di euro (+22,1%) che risente, oltre che delle dinamiche del margine d'interesse e delle altre voci di ricavo precedentemente descritte, anche della presenza di minori rettifiche di valore nette su crediti; la suddetta crescita, escludendo l'elevata plusvalenza sopra menzionata, risulterebbe pari all'8,2%.

Il risultato operativo netto

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**808,3**	**661,9**	**146,4**	**+22,1%**
Spese di funzionamento:	-433,5	-443,3	9,8	-2,2%
Spese amministrative	*-435,0*	*-438,2*	*3,2*	*-0,7%*
- Spese per il personale	*-291,0*	*-276,6*	*-14,4*	*+5,2%*
- Spese correnti	*-115,5*	*-132,0*	*16,5*	*-12,5%*
- Imposte indirette e tasse	*-28,5*	*-29,6*	*1,1*	*-3,7%*
Rettifiche di valore nette su attività materiali e immateriali	*-29,3*	*-38,3*	*9,0*	*-23,5%*
Altri proventi di gestione netti (recuperi spese)	*30,8*	*33,2*	*-2,4*	*-7,2%*
Risultato operativo netto	**374,8**	**218,6**	**156,2**	**+71,5%**

Il risultato operativo netto risulta in crescita del 71,5% rispetto al 30 settembre 2005 (29,2% senza tener conto della rilevante plusvalenza precedentemente commentata); tale andamento, oltre alle performance sopra illustrate, ha risentito positivamente anche del decremento delle spese di funzionamento per circa 9,8 milioni di euro (-2,2%), a sua volta generato:

- dall'aumento del costo del personale (+5,2%), per effetto dei maggiori oneri rilevati in previsione del rinnovo del CCNL e per gli elevati incentivi all'esodo definiti al 30 settembre 2006 rispetto allo stesso periodo del precedente esercizio;
- dalle minori rettifiche di valore su immobilizzazioni materiali e immateriali, essenzialmente in seguito al completamento, avvenuto nell'esercizio 2005, dell'ammortamento calcolato sui rilevanti investimenti in software effettuati in occasione della transizione all'euro;
- dalla significativa diminuzione delle "Spese correnti", la cui composizione viene di seguito riportata.

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione assoluta	Variazione %
Costi delle tecnologie e outsourcing	41,1	57,8	-16,7	-28,9%
Gestione immobili ed impianti	16,2	13,8	2,4	+17,4%
Spese generali	32,7	35,9	-3,2	-8,9%
Costi professionali ed assicurativi	16,6	15,3	1,3	+8,5%
Marketing e pubblicità	8,9	9,2	-0,3	-3,3%
Totale spese correnti	**115,5**	**132,0**	**-16,5**	**-12,5%**

La riduzione delle spese correnti, particolarmente rilevante per quanto riguarda i costi delle tecnologie e outsourcing e le spese generali, deriva principalmente dalle diverse modalità di esposizione dei costi industriali rivolti a terzi della controllata società strumentale Infogroup S.p.A. sulla quale sono state accentrate, dopo l'incorporazione di Data Centro S.p.A. da parte della Capogruppo, tutte le attività del Gruppo riferite ai servizi di IT; di conseguenza, le suddette componenti reddituali risultano attualmente ricomprese nella voce "Altri costi e ricavi dell'operatività corrente".


Spese correnti
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità
2006
2005

L'utile dell'operatività corrente

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione assoluta	Variazione %
Risultato operativo netto	**374,8**	**218,6**	**156,2**	**+71,5%**
Accantonamenti netti ai fondi per rischi e oneri	-18,4	-16,0	-2,4	+15,0%
Altri costi e ricavi dell'operatività corrente	-10,4	2,5	-12,9	n.s.
Utile dell'operatività corrente al lordo delle imposte	**346,0**	**205,1**	**140,9**	**+68,7%**

Pur in presenza di una contenuta crescita degli accantonamenti netti per rischi ed oneri e di un rilevante incremento dei costi netti dell'operatività corrente, sostanzialmente legato alla diversa modalità di esposizione dei costi industriali della controllata Infogroup S.p.A. commentata in precedenza, l'utile lordo ante imposte registra un aumento del 68,7% (pari a circa 140,9 milioni di euro), che escludendo la plusvalenza derivante dalla cessione dell'interessenza in Sanpaolo IMI S.p.A. ammonterebbe al 23,6%.

L'utile netto

Importi in milioni di euro	30 settembre 2006	30 settembre 2005	Variazione assoluta	Variazione %
Utile dell'operatività corrente al lordo delle imposte	**346,0**	**205,1**	**140,9**	**+68,7%**
Imposte sul reddito	-87,8	-70,3	-17,5	+24,9%
Utile di pertinenza di terzi	-23,2	-19,1	-4,1	+21,5%
Utile netto	**235,0**	**115,7**	**119,3**	**+103,1%**

Nonostante la crescita degli utili di pertinenza di terzi e l'elevato incremento del carico fiscale, dovuto alla presenza di maggiori ricavi (di cui una parte significativa in regime di *participation exemption*), l'utile netto evidenzia un aumento di oltre 119 milioni di euro (+103,1% rispetto al precedente esercizio); in proposito si precisa che senza tener conto della plusvalenza precedentemente descritta, tale aumento dell'utile netto risulterebbe pari al 25,7%.

Il ROE e gli altri ratios

Il ROE annualizzato del Gruppo, calcolato rapportando l'utile maturato al 30 settembre 2006 rispetto al patrimonio netto contabile medio ponderato del periodo ed escludendo l'utile in formazione, risulta pari al 24,0% (13,0% al 30 settembre 2005), ovvero al 14,6% senza tener conto della plusvalenza realizzata con la cessione dell'interessenza in Sanpaolo IMI S.p.A.; tale rilevante crescita si è verificata in relazione al notevole progresso dell'utile di periodo descritto in precedenza, nonostante l'incremento del patrimonio netto contabile avvenuto negli ultimi dodici mesi, principalmente per effetto degli aumenti di capitale sociale effettuati dalla Capogruppo a titolo oneroso per oltre 150 milioni di euro e della destinazione dell'utile d'esercizio 2005.



Utile netto e ROE
26%
24%
22%
20%
18%
16%
14%
12%
10%
250
230
210
190
170
150
130
110
90
70
50
sett-05
dic-05
sett-06
Quota utile netto da operazioni non ricorrenti
Utile netto trimestralizzato esclusa la quota da operazioni non ricorrenti
ROE
ROE al netto operazioni non ricorrenti



Patrimonio netto e ROE
26%
24%
22%
20%
18%
16%
14%
12%
10%
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
sett-05
dic-05
sett-06
Patrimonio netto
ROE
ROE al netto operazioni non ricorrenti

Per quanto riguarda alcuni indicatori economici del Gruppo Banca CR Firenze, rispetto al 30 settembre 2005 si rilevano i seguenti positivi andamenti:

⇒ un significativo decremento del cost/income, calcolato rapportando le spese di funzionamento al margine d'intermediazione lordo, che passa dal 64,1% al 52,1%; il suddetto indicatore, determinato escludendo la plusvalenza commentata in precedenza, al 30 settembre 2006 ammonterebbe al 58,7%;

⇒ la diminuzione dell'incidenza delle spese amministrative complessive sul totale attivo, passata dal 2,03% all'1,89%; tale circostanza è da porre direttamente in relazione alla riduzione delle spese correnti commentata nei precedenti paragrafi.



Margine d'intermediazione lordo e Cost/income al netto operazioni non ricorrenti
800
700
600
500
400
70%
65%
60%
55%
sett-05
dic-05
sett-06
Margine d'intermediazione lordo trimestralizzato al netto operazioni non ricorrenti
Cost / income al netto operazioni non ricorrenti

5. Le grandezze patrimoniali e la struttura

Le attività gestite per conto della clientela

I significativi risultati economici conseguiti dal Gruppo nei primi nove mesi del 2006 trovano riscontro nel positivo andamento delle principali componenti patrimoniali e finanziarie nel terzo trimestre di tale anno, di seguito illustrate.

La raccolta

(Importi in milioni di euro)	30 settembre 2006	30 giugno 2006	Variazione	
			assoluta	%
Raccolta diretta	16.152,7	15.993,2	159,5	+1,0%
Raccolta indiretta	21.284,3	20.818,8	465,5	+2,2%
Raccolta totale	**37.437,0**	**36.812,0**	**625,0**	**+1,7%**

Rispetto al 30 giugno 2006 la raccolta totale, rappresentata dalle attività finanziarie della clientela, mostra una crescita di circa 625 milioni di euro (+1,7%), per effetto dell'incremento tanto della raccolta diretta (+1,0%) quanto di quella indiretta (+2,2%).

La raccolta diretta

(Importi in milioni di euro)	30 settembre 2006	30 giugno 2006	Variazione	
			assoluta	%
Raccolta a vista	9.659,2	9.343,9	315,3	+3,4%
Obbligazioni (comprese subordinate)	5.181,9	5.303,9	-122,0	-2,3%
Pronti contro termine	1.091,1	1.059,4	31,7	+3,0%
Altre passività finanziarie	220,5	286,0	-65,5	-22,9%
Raccolta diretta	**16.152,7**	**15.993,2**	**159,5**	**+1,0%**

L'aggregato in esame evidenzia una crescita pari all'1,0% rispetto alla fine del trimestre precedente, sostanzialmente determinata dall'aumento delle forme di raccolta a vista, che hanno più che compensato il decremento delle obbligazioni, derivante dal rimborso di prestiti emessi dalla Capogruppo, nonché delle altre passività finanziarie, prevalentemente dovuto alla minore consistenza degli assegni circolari e dei derivati di negoziazione in essere al 30 settembre 2006.

La raccolta indiretta

Importi in milioni di euro	30 settembre 2006	30 giugno 2006	Variazione assoluta	Variazione %
Raccolta amministrata	10.940,5	10.585,4	355,1	+3,4%
Raccolta gestita	10.343,8	10.233,4	110,4	+1,1%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.714,1*	*2.800,4*	*-86,3*	*-3,1%*
Fondi	*4.984,7*	*4.787,1*	*197,6*	*+4,1%*
Assicurazioni	*2.645,0*	*2.645,9*	*-0,9*	*0,0%*
Raccolta indiretta	**21.284,3**	**20.818,8**	**465,5**	**+2,2%**

La raccolta indiretta, rappresentata dal risparmio gestito ed amministrato, aumenta del 2,2% rispetto al 30 giugno 2006, in seguito alla forte crescita manifestata dalla raccolta amministrata (+3,4%), oltre che alla ripresa registrata dal comparto "Fondi" (+4,1%, pari a 197,6 milioni di euro); da segnalare che al 30 settembre 2006 la raccolta realizzata tramite il Fondo Pensione Aperto "CRF Previdenza" era pari a circa 58 milioni di euro.

Gli impieghi a clientela

Importi in milioni di euro	30 settembre 2006	30 giugno 2006	Variazione assoluta	Variazione %
Conti correnti e finanziamenti	6.036,3	6.315,0	-278,7	-4,4%
Mutui e finanziamenti a m/l termine	7.325,2	6.936,3	388,9	+5,6%
Crediti in sofferenza	327,4	324,7	2,7	+0,8%
Altri impieghi	459,2	717,8	-258,6	-36,0%
Fondi svalutazione crediti rettificativi	-255,0	-263,0	8,0	-3,0%
Impieghi a clientela	**13.893,1**	**14.030,8**	**-137,7**	**-1,0%**

Al 30 settembre 2006 i crediti verso la clientela ammontano a circa 14 miliardi di euro e registrano un lieve decremento (-1,0%) rispetto alla fine del trimestre precedente, determinato da una flessione dei crediti a breve sulla quale ha peraltro impattato la trasformazione in banca della collegata Centro Leasing S.p.A., che al 30 giugno 2006 risultava esposta nei confronti del Gruppo per circa 300 milioni di euro; la suddetta flessione è stata solo parzialmente compensata dall'intensa dinamica manifestata dai crediti a medio/lungo termine nel periodo in esame. Infine, escludendo le sofferenze, i suddetti crediti si attestano a 13.735,0 milioni di euro, manifestando un tasso di crescita analogo a quello del totale degli impieghi.

La qualità del portafoglio crediti

Importi in milioni di euro	30 settembre 2006	30 giugno 2006	Variazione assoluta	%
Sofferenze lorde	327,4	324,7	2,7	+0,8%
Dubbi esiti	-169,3	-176,1	6,8	-3,9%
Sofferenze nette	**158,1**	**148,6**	**9,5**	**+6,4%**
Grado di copertura sofferenze	**51,7%**	**54,2%**		**-2,5%**
Incagli e ristrutturati lordi	187,0	198,9	-11,9	-6,0%
Dubbi esiti	-32,7	-34,4	1,7	-4,9%
Incagli e ristrutturati netti	**154,3**	**164,5**	**-10,2**	**-6,2%**
Grado di copertura incagli e ristrutturati	**17,5%**	**17,3%**		**0,2%**
Scaduti/sconfinati da oltre 180 giorni lordi	88,4	77,6	10,8	+13,9%
Dubbi esiti	-5,9	-5,1	-0,8	+15,7%
Scaduti/sconfinati da oltre 180 giorni netti	**82,5**	**72,5**	**10,0**	**+13,8%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**6,7%**	**6,6%**		**0,1%**
Crediti deteriorati lordi	602,8	601,2	1,6	+0,3%
Dubbi esiti	-207,9	-215,6	7,7	-3,6%
Crediti deteriorati netti	**394,9**	**385,6**	**9,3**	**+2,4%**
Grado di copertura crediti deteriorati	**34,5%**	**35,9%**		**-1,4%**

Il Gruppo ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento oggettive estese a tutte le banche del Gruppo, mantenendo su livelli adeguati il grado di copertura sia delle sofferenze che degli altri crediti deteriorati, considerate anche le garanzie acquisite; in proposito si precisa che la rilevante crescita (+13,9%) delle posizioni "scadute/sconfinate oltre 180 giorni", sulle quali il dubbio esito risulta di norma più contenuto, ha comportato una leggera riduzione del grado di copertura complessivo ed un contestuale lieve aumento dell'incidenza dei crediti deteriorati netti sugli impieghi netti (2,84% contro 2,75% al 30 giugno 2006), anche in seguito alla diminuzione dell'ammontare complessivo degli impieghi a clientela precedentemente commentata.



Impieghi lordi a clientela
15.000
13.000
11.000
9.000
7.000
5.000
3.000
1.000
1.043
6.936
6.315
787
7.325
6.036
giu-06
sett-06
Conti correnti e finanziamenti
Mutui
Altri impieghi

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	30 settembre 2006	30 giugno 2006	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.649,2	1.651,6	-2,4	-0,1%
- passivo	-948,8	-1.323,6	374,8	-28,3%
Totale interbancario netto	**700,4**	**328,0**	**372,4**	**+113,5%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	569,9	607,7	-37,8	-6,2%
- valutate al fair value	1.558,1	1.539,1	19,0	+1,2%
- disponibili per la vendita	3.212,7	3.226,7	-14,0	-0,4%
Totale attività finanziarie in portafoglio negoziabili	**5.340,7**	**5.373,5**	**-32,8**	**-0,6%**

I saldi puntuali di fine periodo evidenziano un incremento della posizione interbancaria netta attiva rispetto al 30 giugno 2006, per effetto della significativa diminuzione registrata dai rapporti passivi che ha beneficiato, oltre che della stagionalità (al 30 giugno infatti la liquidità è più ridotta a causa del versamento al fisco delle imposte), anche della liquidità riveniente dallo smobilizzo di alcuni titoli "disponibili per la vendita" nonché dell'inclusione, nella suddetta posizione interbancaria, del credito vantato nei confronti di Centro Leasing Banca S.p.A., come descritto in precedenza.
Nel terzo trimestre del 2006 il portafoglio titoli di proprietà del Gruppo registra un decremento dello 0,6%, che si è concretizzato principalmente nel comparto delle "attività finanziarie detenute per la negoziazione", diminuite di circa 38 milioni di euro (- 6,2%) rispetto alla fine del primo semestre 2006.
La gestione del portafoglio titoli di proprietà è stata caratterizzata nel trimestre da una parziale rotazione di portafoglio, realizzata principalmente con la sostituzione di posizioni in titoli bancari a tasso variabile - in scadenza oppure ceduti sul mercato in presenza di livelli di prezzo interessanti - mediante acquisti di BOT e CCT, destinati anche a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine in scadenza della clientela.
La gestione del portafoglio obbligazionario privilegia, nel complesso, strumenti che hanno riprezzamento frequente, durata contenuta e buone caratteristiche di liquidità e di merito creditizio.
Sui mercati azionari il Gruppo ha continuato ad operare con prudenza, seguendo l'andamento dei principali indicatori macro-economici e cercando di cogliere le opportunità offerte dal mercato mediante un'intensa attività di trading.
Al 30 settembre 2006 non risultano presenti nei portafogli di negoziazione della Capogruppo azioni proprie, sulle quali anche l'operatività nel corso del trimestre in esame è risultata molto limitata.
La negoziazione di contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari ed all'intermediazione, si è mantenuta su livelli sostenuti, in particolare per quanto riguarda l'attività della clientela in strumenti di gestione del rischio di tasso; relativamente all'operatività propria in derivati, si segnala che essa si è concretizzata principalmente nella stipula di contratti di swap a copertura dei prestiti obbligazionari emessi o per la gestione della tesoreria.

Le interessenze partecipative

La voce di bilancio riferita alle sole partecipazioni "rilevanti", vale a dire in società nelle quali il Gruppo esercita un'influenza notevole ovvero in società a controllo congiunto consolidate con il metodo del patrimonio netto, al 30 settembre 2006 ammontava a 476,7 milioni di euro, con un incremento netto di 26,4 milioni di euro rispetto al 30 giugno 2006. Tale incremento è stato dovuto, per circa 12 milioni di euro, all'inclusione in tale voce della partecipazione in Immobiliare Novoli S.p.A. a seguito del superamento della soglia di interessenza del 20% (come descritto in precedenza) e, per la parte rimanente, all'adeguamento della valutazione delle partecipazioni alla quota di patrimonio netto contabile esistente a fine periodo, che rispetto al 30 giugno 2006 include anche l'utile maturato nel terzo trimestre dello stesso anno.
Le interessenze in parola sono relative alle seguenti principali società:

- ✓ Findomestic Banca S.p.A. (sottoposta a controllo congiunto);
- ✓ Centro Leasing Banca S.p.A. (sottoposta a influenza notevole);
- ✓ Centro Factoring S.p.A. (sottoposta a influenza notevole);
- ✓ Immobiliare Novoli S.p.A. (sottoposta a influenza notevole).

Si ricorda infine che con il passaggio ai principi IAS/IFRS gli altri investimenti partecipativi del Gruppo sono inclusi tra le "attività finanziarie disponibili per la vendita", che comprendono anche altri titoli di capitale.

I conti di capitale

Importi in milioni di euro	30 settembre 2006	30 giugno 2006	Variazione assoluta	Variazione %
Capitale sociale e sovrapprezzi di emissione	927,8	926,8	1,0	+0,1%
Riserve da valutazione (adeguamento al fair value)	-32,9	41,3	-74,2	-179,7%
Altre riserve	468,7	454,8	13,9	+3,1%
Utile netto	235,0	89,2	145,8	+163,5%
Patrimonio netto	**1.598,6**	**1.512,1**	**86,5**	**+5,7%**

La crescita del patrimonio netto di Gruppo, ha beneficiato del maggior utile rilevato al 30 settembre 2006 rispetto a quello del primo semestre del corrente anno, che ha compensato anche la riduzione delle "Riserve da valutazione" conseguente alla dismissione di parte del portafoglio titoli di capitale "disponibili per la vendita" menzionata in precedenza, con la quale sono state realizzate le relative plusvalenze latenti.

Raccordo tra patrimonio netto e utile di esercizio della Capogruppo e i corrispondenti valori del bilancio consolidato

Descrizione *(importi in milioni di euro)*	30 settembre 2006 Patrimonio Netto	30 settembre 2006 Utile d'esercizio	30 giugno 2006 Patrimonio Netto	30 giugno 2006 Utile d'esercizio
Capitale	827		825	
Sovrapprezzi di emissione	101		102	
Riserve	308		313	
Riserve da valutazione	-34		37	
Utile d'esercizio		235		109
Totale patrimonio netto Banca CR Firenze S.p.A.	**1.202**	**235**	**1.277**	**109**
Riserve di rivalutazione di pertinenza del Gruppo	1		4	
Altre riserve di pertinenza del Gruppo	41		40	
Riserva di consolidamento	-30		-48	
Rilevazione del patrimonio di pertinenza di terzi	90		82	
Risultati netti delle società consolidate con il metodo integrale		64		46
Attribuzione degli utili netti di pertinenza di terzi		-22		-15
Eliminazione dei dividendi infragruppo		-45		-45
Risultato della cessione di attività in via di dismissione		1		1
Interessi passivi su passività di negoziazione consolidate (put option)		-5		-3
Eliminazione rettifiche di valore su attività infragruppo		1		1
Totale società consolidate con il metodo integrale	**102**	**-6**	**78**	**-15**
Riserva di consolidamento	150		150	
Rilevazione del patrimonio di pertinenza di terzi	6		5	
Risultati netti delle società valutate con il metodo del patrimonio netto		40		29
Eliminazione dei dividendi delle società consolidate con il metodo del patrimonio netto		-33		-33
Attribuzione degli utili netti di pertinenza di terzi		-1		-1
Totale società consolidate con il metodo del patrimonio netto	**156**	**6**	**155**	**-5**
Totale patrimonio netto del Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi)	**1.460**	**235**	**1.510**	**89**

Il patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

Descrizione	30 settembre 2006	30 giugno 2006
Capitale	827	825
Sovrapprezzi di emissione	101	102
Riserve	469	455
Riserve da valutazione	-33	41
Utile di pertinenza del Gruppo	235	89
Patrimonio netto di pertinenza del Gruppo	**1.599**	**1.512**
Patrimonio netto di pertinenza di terzi	**96**	**87**
Totale patrimonio netto del Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi)	**1.695**	**1.599**

La variazione della riserva di consolidamento riferita alle società consolidate con il metodo integrale rispetto al 30 giugno 2006 risulta essenzialmente legata all'incorporazione della Cassa di Risparmio di Mirandola S.p.A.

La posizione finanziaria

Le variazioni dei flussi di cassa del Gruppo al 30 settembre ed al 30 giugno 2006 rispetto alla data di chiusura dell'esercizio 2005 sono sintetizzabili come segue:

Importi in milioni di euro	30 settembre 2006	30 giugno 2006
Gestione	260,0	132,0
- utile del periodo	*235,0*	*89,0*
- altre variazioni	*25,0*	*43,0*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-315,0	-180,0
Liquidità netta generata/(assorbita) dall'attività operativa	**-55,0**	**-48,0**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-36,0**	**-35,0**
Liquidità netta generata/(assorbita) dall'attività di provvista	**92,0**	**92,0**
FLUSSO MONETARIO DEL PERIODO	**1,0**	**9,0**

Le dinamiche sopra esposte riflettono gli andamenti delle variabili economiche e patrimoniali commentate nei precedenti paragrafi della presente relazione.

L'attività di organizzazione del Gruppo

Interventi normativi

Nel corso dei primi nove mesi del 2006 sono stati disposti i seguenti interventi:

- in conformità con il documento del Comitato di Basilea sulla Vigilanza Bancaria ("Compliance and the Compliance Function in Banks") dell'aprile 2005, che richiede che la Funzione di Compliance sia disciplinata da uno specifico Regolamento aziendale, è stato approvato il nuovo "Regolamento Compliance del Gruppo Banca CR Firenze";
- con riferimento al D.Lgs. 231, sono state attribuite le responsabilità in materia di prospetti informativi e assunzioni del personale, è stato integrato il modello organizzativo 231 a seguito della nuova disciplina sul Market Abuse e sono stati rivisti i modelli organizzativi 231 delle Banche del Gruppo;
- con riferimento alle Disposizioni per la tutela del risparmio e la disciplina dei mercati finanziari (L. 262/05) è stata emanata una normativa interna al Gruppo conforme alle modifiche apportate al Testo Unico della Finanza in relazione all'obbligo di solvenza ed è stata inoltre effettuata la prima emissione di un prestito obbligazionario in adempimento all'obbligo di prospetto previsto dalla L. 262/05;
- è stata data applicazione a quanto disposto dal D.Lgs. 18/04/2005 n. 84, in attuazione della Direttiva Europea 2003/48/CE sulla tassazione degli interessi corrisposti a persone fisiche all'interno dell'Unione Europea, con conseguente produzione ed invio all'Agenzia delle Entrate dei dati previsti dal Decreto in relazione alle operazioni effettuate nel periodo 1/07/2005 - 31/12/2005.

Assetti organizzativi di Gruppo

Cassa di Risparmio della Spezia

Con la conclusione del processo di migrazione dei Sistemi Informativi di CR Spezia e al fine di mantenere un presidio unico sulle attività accentrate "end to end", sono state delocalizzate presso CR Spezia alcune attività (Cassa Centrale, Banche e Controlli Contabili, Gestione Filiali Tecniche GPI e Pensioni), con la creazione di un polo territoriale; infine, il "Regolamento per l'assunzione e la gestione del rischio di credito" è stato adeguato a quello della Capogruppo e sono state apportate delle modifiche all'organigramma ed al funzionigramma delle Strutture Centrali, con la separazione nell'ambito del settore credito della funzione deliberante dalla funzione di controllo.

Cassa di Risparmio di Orvieto

Il "Regolamento per l'assunzione e la gestione del rischio di credito" è stato adeguato a quello della Capogruppo e sono state apportate delle modifiche all'organigramma ed al funzionigramma delle Strutture Centrali e al Modello Distributivo della Banca. Sono state inoltre delineate le linee di intervento sulla struttura organizzativa della Banca, nell'ambito del Progetto Integrazione e Governo di Gruppo, operative nella nuova Struttura Organizzativa della Banca con decorrenza 2 ottobre 2006.

Cassa di Risparmio di Civitavecchia

E' stato effettuato l'adeguamento del "Regolamento per l'assunzione e la gestione del rischio di credito" deliberato dal Consiglio di Amministrazione del 26/01/2006 e sono stati introdotti i nuovi strumenti di valutazione del merito creditizio - "Modello Interno di Rating" (MIRA) e "Modello Interno di Scoring"- con delibera del Consiglio di Amministrazione del 17/03/2006; è stato inoltre modificato il processo di proposta e concessione del credito.

Cassa di Risparmio di Pistoia e Pescia

E' stato modificato il processo di proposta e concessione del credito ed è stato formalizzato presso la Banca il nuovo sistema di rating interno; sono state infine modificate le facoltà deliberative.

Cassa di Risparmio di Mirandola

A seguito della fusione per incorporazione di CR Mirandola S.p.A. in Banca CR Firenze sono stati effettuati i seguenti interventi:

- costituzione di una specifica Divisione, denominata "Cassa di Risparmio di Mirandola / Divisione di Banca CR Firenze", alle dipendenze della Direzione Commerciale della Capogruppo;
- costituzione, nell'ambito della Divisione, di un Comitato Territoriale con compiti essenzialmente consultivi in relazione a politiche creditizie, di mercato e di soddisfazione della clientela;
- costituzione, nell'ambito delle Rete Distributiva di Banca CR Firenze, dell'Area Bologna, nella quale saranno integrate le filiali non presenti nell'insediamento storico di CR Mirandola.

Capogruppo

Nel corso del periodo in esame sono state effettuate:

- la revisione del Servizio Pianificazione e Risk Management per l'implementazione dei nuovi processi di pianificazione e controllo;
- la ristrutturazione del Coordinamento Organizzazione e Sistemi con l'obiettivo di promuovere l'innovazione tecnologica come leva di business, di affiancare e indirizzare le diverse funzioni aziendali nelle richieste e di definire meglio gli ambiti di responsabilità con la controllata Infogroup; le funzioni inerenti l'ICT sono state ridistribuite, accentrando presso la Capogruppo le attività di approvvigionamento e di program & cost management e aggregando presso Infogroup le attività operative e la gestione dell'infrastruttura tecnologica ed è stato inoltre istituito il Comitato Sistemi Informativi, per assicurare la pianificazione dell'evoluzione strategica dell'informatica di Gruppo;
- la revisione della Direzione Commerciale, con l'obiettivo di concentrare le fabbriche prodotto in un'unica struttura che ne presidi l'intero ciclo di vita e consolidare la focalizzazione delle strutture di mercato / segmento sui processi di analisi segmento, sull'identificazione dei bisogni della clientela e sulla spinta commerciale, individuando uno specifico presidio sul monitoraggio della qualità dei servizi e della comunicazione alla clientela e del grado di soddisfazione della clientela;
- la costituzione del Coordinamento Risorse Umane, al fine di consentire una gestione integrata di tutte le variabili relative alle Risorse Umane.

<u>Continuità Operativa</u>

E' stata costituita una apposita Funzione a presidio della Continuità Operativa e sono state realizzate le fasi previste dal Piano di continuità operativa di Gruppo; sono stati inoltre definiti i piani di formazione delle risorse critiche delle funzioni accentrate per Banca CR Firenze, CR Pistoia, CR Civitavecchia e Centrovita ed il relativo piano dei test.

<u>Progetti</u>

Con la gestione centralizzata dei progetti a livello di Gruppo, a fine giugno 2006 si è realizzato il passaggio della progettualità da Infogroup alla Capogruppo, con il conseguente allineamento degli strumenti informatici di Infogroup.
Nell'ambito del progetto attivato nel 2006 per lo sviluppo di una nuova piattaforma tecnologica multicanale per lo sportello (Progetto PTM), la trattativa per identificare il fornitore partner è stata condotta ampliando la base dei fornitori, allargando lo spettro di attività oggetto di negoziazione e rinegoziando la data di scadenza; tali operazioni hanno consentito di ottenere consistenti vantaggi in termini di costi. Il rinnovo tecnologico previsto dal nuovo contratto è stato eseguito nei mesi di agosto e

settembre (con l'installazione di un nuovo *mainframe*, l'attivazione della piattaforma per lo sviluppo del PTM e la sostituzione dell'intero parco dischi con modelli che consentono migliori funzionalità di Disaster Recovery.

Servizi operativi

Con il mese di maggio il Polo dei Servizi Operativi presso CR Spezia è pienamente operativo sulle attività previste. Sono stati accentrati i titoli di CR Spezia e di CR Mirandola e sono state prese in carico la gestione degli archivi di CR Civitavecchia, la nuova procedura per la gestione delle GPM e quella relativa alle anagrafiche titoli delle Banche del Gruppo. Nell'ambito della rilevazione telematica degli incassi e pagamenti effettuati per conto delle Amministrazioni Pubbliche sono stati attivati la Provincia di Firenze ed i comuni con oltre 20.000 abitanti.

L'attività commerciale di Gruppo

Nel terzo trimestre del 2006 sono proseguite le iniziative commerciali focalizzate sull'espansione della base di clientela, l'erogazione di un livello di servizio elevato e coerente con le caratteristiche e le aspettative di ciascun segmento di mercato, nonché gli interventi di ottimizzazione dei canali distributivi.
Durante il terzo trimestre del 2006 la Rete Promotori ha consolidato il presidio territoriale nell'Italia Centrale con l'apertura dello Spazio Finanziario di Avezzano (AQ) e pertanto al 30 settembre 2006 gli Spazi Finanziari dei 171 Promotori sono 31 ed i volumi di raccolta hanno raggiunto i 500 milioni di euro, in crescita di circa 58 milioni di euro rispetto alla fine del 2005.
Per quanto riguarda i canali innovativi, il servizio Liberamente (operativo sui canali Internet-Web, GSM, Wap, Telefono, TVD-Digitale Terrestre e destinato alla clientela privata) ha registrato, al 30 settembre 2006, circa 90.000 contratti con un incremento, rispetto al 31 dicembre 2005, di oltre 20.000 nuovi contratti (pari al +32%), mentre i clienti attivi hanno raggiunto le 50.000 unità con circa 200.000 operazioni dispositive e 5.000.000 informative.
E' stata infine sfruttata l'opportunità derivante dall'obbligatorietà normativa, per i possessori di Partita Iva, dell'invio in forma telematica del modello F24 (pagamento tributi vari), al fine di incrementare la canalizzazione tramite gli strumenti di Banca Virtuale.
Particolarmente positivi i risultati di vendita del nuovo servizio Home Banking B@B Light, destinato alle piccole e medie imprese, che a tre mesi dal lancio ha superato la soglia di n° 1.800 contratti.

Mercato Retail

Con l'obiettivo di consolidare il trend positivo sull'acquisizione di nuova clientela, nel terzo trimestre 2006 è stata promossa una iniziativa commerciale per il lancio del nuovo prodotto "Sconto Corrente" in offerta promozionale a soli 2 euro al mese fino al 30 giugno 2007.
Alla data del 30 settembre 2006 sono stati accesi 2.600 nuovi conti. Alla stessa data lo stock di conti correnti a pacchetto della Linea Giotto risulta pari a 282.000 unità, con un incremento del 12% rispetto alla fine del 2005.

Continua la diffusione presso la clientela delle carte di credito: il Gruppo Banca CR Firenze conta, al 30 settembre 2006, 175.000 carte di credito CartaSi in essere (+2% rispetto al 31 dicembre 2005) ed oltre 72.000 carte prepagate (+27% rispetto a fine 2005).

Il 10 luglio 2006 è iniziata la commercializzazione del conto corrente "Welcome Romania"; il nuovo prodotto, oltre a venire incontro alle esigenze degli immigrati rumeni, è teso a valorizzare ulteriormente i rapporti con la controllata Banca C.R. Firenze Romania S.A.
Relativamente all'offerta di finanziamenti destinata alla clientela privata, alla data del 30 settembre 2006 sono state deliberate operazioni di mutuo "casa" per complessivi 528 milioni di euro.
In questo comparto è stata inoltre rivisitata l'offerta con il lancio di Mutuo Family Sicuro (mutuo a rata fissa e durata variabile), prodotto che permette ai clienti di mantenere la sicurezza dell'importo della rata anche in situazioni, quale quella attuale, di incertezza dei tassi.
Nella commercializzazione della linea di prestiti personali di Findomestic, al 30 settembre 2006 sono stati erogati finanziamenti per circa 50 milioni di euro, incrementando del 40% l'operatività rispetto al 30 settembre 2005.
Nel comparto assicurativo, la raccolta premi lorda a livello di Gruppo alla fine del terzo trimestre 2006 ammonta a circa 396 milioni di euro (+14% rispetto allo stesso periodo dell'anno precedente); degno di rilievo anche il contributo dei versamenti aggiuntivi su contratti esistenti, circa 63 milioni di euro, raddoppiati rispetto al 30 settembre 2005.
Si sottolinea inoltre la forte richiesta di polizze relative all'Area Protezione (coperture caso morte e infortuni), che al 30 settembre 2006 ammontano a 13.000 rispetto alle 2.800 polizze dello stesso periodo dell'anno precedente (+370%).
Con riferimento alle Gestioni Individuali di Portafoglio, accentrate presso la Capogruppo, al termine del terzo trimestre 2006 la consistenza del patrimonio gestito da Banca CR Firenze, per clientela propria o del Gruppo, ammonta a 2.670 milioni di euro, sostanzialmente stabile rispetto al trimestre precedente.
Al 30 settembre 2006 il patrimonio fondi di CR Firenze Gestion Internationale S.A. è pari a 6.700 milioni di euro (+6,4% rispetto al dato dello stesso periodo del 2005), anche a seguito dell'ampliamento della gamma a 4 nuovi comparti (GLF Monetario Plus, GLF Orient Drive, GLF Absolute Bond, GLF Multiasset), che nel terzo trimestre 2006 hanno raccolto complessivamente circa 161 milioni di euro.

Il totale aderenti al Fondo Pensione Aperto CRF Previdenza al 30 settembre 2006 è salito a 22.600 unità, con un incremento del 36% sullo stesso periodo dell'anno precedente. Il patrimonio amministrato ammonta a circa 58 milioni di euro, con una crescita rispetto al 31 dicembre 2005 pari al 62%.
Nel terzo trimestre 2006 l'attività commerciale del mercato delle Piccole Imprese si è concentrata soprattutto sullo sviluppo della multicanalità attraverso iniziative quali il lancio della piattaforma di Credito On-Line in collaborazione con i Consorzi di Garanzia Fidi "Eurofidi" e "Fiditoscana" ed attraverso il lancio del nuovo servizio Home Banking B@B Light.
A seguito della messa a regime del nuovo modello di servizio con i Consorzi Garanzia Fidi, si sono registrate crescite significative degli affidamenti accordati tramite questo canale; in particolare, si segnala un aumento delle operazioni con il Consorzio Toscana Comfidi nell'ordine del 21% rispetto allo stesso periodo dell'anno precedente. Anche con le Associazioni di Categoria è proseguita l'attività di collaborazione volta, in particolare, all'acquisizione di nuova clientela, attraverso la sottoscrizione di accordi specifici. Con le stesse sono stati avviati intensi contatti per l'attivazione di accordi finalizzati alla canalizzazione dei modelli F/24 degli associati in formato elettronico.
E' proseguito l'ottimo trend di commercializzazione dei conti correnti della Linea Ioimpresa, che al 30 settembre 2006 hanno superato le 32.000 unità, con un incremento di oltre 6.000 unità rispetto al 31 dicembre 2005.

Mercato Imprese

Nel corso del terzo trimestre 2006 è proseguita l'attività sui clienti "Core" (aziende medio-grandi ad alto potenziale di sviluppo), mirata all'incremento della quota di mercato: al 30 settembre 2006 sono stati individuati globalmente 529 clienti e su 220 di questi sono stati deliberati fidi a breve termine per oltre 240 milioni di euro e fidi a medio lungo per 64 milioni di euro.
I prodotti (Confidi Capital e Confidi Struttura Finanziaria) realizzati in convenzione con Confidi Toscana (Consorzio di Garanzia dell'Associazione Industriali di Firenze) hanno registrato un ricorso crescente; i due prodotti sono stati estesi anche al Consorzio Toscana Comfidi nel mese di agosto.
Attraverso la collaborazione con Centro Factoring sono stati individuati i clienti potenziali, sui quali sono stati programmati visite e contatti; grazie a questa attività il turnover sul canale è raddoppiato rispetto all'anno precedente.
Al 30 settembre 2006 i flussi mercantili negoziati nel settore estero registrano un incremento di oltre il 16% rispetto all'esercizio precedente; si consolidano così i buoni risultati registrati nei primi mesi del corrente anno, a conferma di un parziale ritrovamento di competitività delle aziende.

Mercato Private

Nel corso del terzo trimestre 2006 è proseguita l'azione commerciale riguardante lo sviluppo dell'asset mix della raccolta, concentrandosi sulle gestioni patrimoniali, prodotto core del Canale; in particolare si è rafforzato il riallineamento dell'offerta Private, con l'estensione alle altre banche del Gruppo sia della Gestione in Sicav "Private Scelta Dinamica" che delle Sicav Parvest, Schroders, JPMorgan e Fidelity, collocabili su dossier amministrato in ottica multibrand.
Al 30 settembre 2006 la raccolta totale del Canale è oltre 5 miliardi di euro, con una crescita dell'11% dalla fine dell'esercizio precedente.
Nel 2006 si è ulteriormente rafforzato il tasso di acquisizione clientela; i nuovi clienti Private sono infatti cresciuti del 52% rispetto all'analogo periodo del 2005. Inoltre è stato predisposto un nuovo report per i clienti Private, nel quale sono rappresentati portafogli modello adeguati ai sei diversi profili di rischio scelti dalla clientela con una sintesi degli scenari economico-finanziari con aggiornamenti mensili.
Il nuovo report permette di esporre al cliente i propri investimenti in modo dettagliato e mediante rappresentazione grafica e di individuare il profilo del cliente ed il calcolo del grado di rischio del portafoglio investito; tale portafoglio viene successivamente messo a confronto con il portafoglio modello adeguato al profilo di rischio del cliente e valutato nel contesto economico-finanziario di riferimento. Nella parte finale del report viene esposta al cliente una strategia di riallineamento del portafoglio reale al portafoglio modello, comprese indicazioni tattiche coerenti con la contestuale situazione di mercato.
La nuova reportistica viene fornita a tutti i Gestori Private del Gruppo.

Mercato Enti Pubblici

Nei primi nove mesi del 2006 il numero degli Enti gestiti è aumentato di 5 unità (3 servizi di tesoreria e 2 servizi di cassa), passando da 295 Enti al 31 dicembre 2005 (187 con servizio di cassa e 108 con servizio di tesoreria) a 300 Enti al 30 settembre 2006 (189 con servizio di cassa e 111 con servizio di tesoreria).

L'attività creditizia di Gruppo

Si riportano di seguito i dati relativi alle operazioni stipulate nel periodo 1 gennaio - 30 settembre 2006.

STATISTICHE OPERAZIONI IPOTECARIE
1° gennaio - 30 settembre 2006

Tipologia operazioni stipulate	Numero operazioni stipulate
Banca CR Firenze (inclusa la Divisione CR Mirandola)	
Soggetti privati	3.678
Soggetti impresa	963
Totale	4.641
Cassa Risparmio di Pistoia e Pescia	
Soggetti privati	382
Soggetti impresa	199
Totale	581
Cassa di Risparmio di Civitavecchia	
Soggetti privati	129
Soggetti impresa	50
Totale	179
Cassa di Risparmio di Orvieto	
Soggetti privati	164
Soggetti impresa	91
Totale	255
Cassa di Risparmio di La Spezia	
Soggetti privati	285
Soggetti impresa	67
Totale	352
Totale	
Soggetti privati	4.638
Soggetti impresa	1.370
Totale generale	6.008

Controllo sulla gestione del rischio di credito

E' proseguita l'attività di rilevazione di specifici eventi e di monitoraggio su aggregati relativi alle principali aree di attività e fasi del processo del credito.
A seguito dell'introduzione della classificazione "Sconfinati perduranti oltre 180 giorni" è stata avviata una specifica attività volta a più incisive modalità di gestione; è stata inoltre attivata, a partire dal mese di settembre 2006, una specifica attività di controllo sui clienti con sconfinamento perdurante compreso fra 90 e 180 giorni, anche in previsione dell'entrata in vigore delle regole previste dall'Accordo di Basilea II.

Consorzi Garanzia Collettiva Fidi

Nell'ambito delle relazioni esistenti con i consorzi garanzia collettiva fidi è stato curato l'ampliamento della gamma di offerta, ricercandone la diversificazione in relazione alla rischiosità della clientela; tale attività si è concretizzata, nel corso del periodo in esame, con la realizzazione di 125 nuovi accordi operativi sottoscritti ad integrazione delle convenzioni esistenti.
E' stato anche introdotto il nuovo iter "Delibere con Procedura Rapida" che permette alla Banca, sulla base della sottoscrizione di un preimpegno consortile al rilascio di garanzia, la delibera immediata delle operazioni di importo contenuto, con indubbio vantaggio in termini di efficacia delle relazioni.
Sono stati realizzati i nuovi accordi legati alla politica di aggregazione (tra gli altri, la costituzione di CentroFidi Terziario, nuovo Intermediario Finanziario Vigilato sorto dalla fusione dei Consorzi Fidi di area ConfCommercio) e di trasformazione dei Consorzi, dovuta all'introduzione dell'Accordo di Basilea II.

Il Risk Management

Tutte le Banche del Gruppo hanno costantemente osservato i limiti attualmente fissati dall'Organo di Vigilanza e dal Fondo Interbancario Tutela dei Depositi nell'ambito dei requisiti prudenziali inerenti i rischi di credito e di mercato.
Il rischio di tasso, misurato rapportando al Tier 1 + Tier 2 la variazione del valore economico del capitale, calcolata per shift paralleli di 200 bp, è posizionato all'interno dei limiti regolamentari così come l'indicatore che misura l'esposizione media ai rischi di mercato con la tecnica del VAR a 10 giorni rapportata alla somma del Tier 1 e Tier 2.
Riguardo alla rischiosità degli impieghi con clientela ordinaria, il Gruppo presenta un'incidenza delle sofferenze in linea rispetto ai dati medi di Sistema e allo stesso periodo del 2005, mentre il rapporto incagli/impieghi tende a diminuire, collocandosi al di sotto dei valori medi di riferimento.

Le risorse umane e la rete territoriale

Organici

DIPENDENTI DEL GRUPPO	30 settembre 2006	31 dicembre 2005 (*)	Variazione
Società consolidate integralmente			
Banca CR Firenze S.p.A.	3.560	3.544	16
CR Pistoia e Pescia S.p.A.	689	692	-3
CR Civitavecchia S.p.A.	215	209	6
CR Orvieto S.p.A.	191	179	12
CR della Spezia S.p.A.	534	519	15
Infogroup S.p.A.	383	373	10
Citylife S.p.A.	4	4	0
Centrovita Assicurazioni S.p.A.	38	37	1
Immobiliare Nuova Sede S.r.l.	1	1	0
Banca C.R. Firenze Romania S.A.	152	130	22
CR Firenze Gestion Internationale S.A.	2	1	1
Totale Nr. Dipendenti	5.769	5.689	80

	30 settembre 2006	31 dicembre 2005	Variazione
Società consolidate con il metodo del patrimonio netto			
Gruppo Findomestic	1.965	1.973	-8
Centro Factoring S.p.A.	107	107	0
Centro Leasing Banca S.p.A.	304	312	-8
Totale Nr. Dipendenti	2.376	2.392	-16

(*) gli organici al 31 dicembre 2005 includono anche il personale di Banca C.R. Firenze Romania S.A., acquisita nel mese di marzo del corrente anno.

La percentuale media di risorse impiegate sui Canali da parte delle Banche del Gruppo è pari al 73,2%, come risulta dal prospetto di seguito esposto.

	Strutture centrali	Canali	Totale	% sui canali
Banca CR Firenze S.p.A.	1.033	2.527	3.560	71,0%
CR di Pistoia e Pescia S.p.A.	166	523	689	75,9%
CR di Civitavecchia S.p.A.	31	184	215	85,6%
CR di Orvieto S.p.A.	41	150	191	78,5%
CR della Spezia S.p.A.	120	414	534	77,5%
Totale Banche del Gruppo	**1.391**	**3.798**	**5.189**	**73,2%**

La rete territoriale

Per quanto riguarda la rete distributiva sul terriororio italiano si segnala che nel terzo trimestre 2006 Banca CR Firenze ha aperto gli sportelli San Prospero sulla Secchia e Bologna Arcoveggio, CR Orvieto ha aperto la filiale di Tivoli Terme (Roma) e CR Spezia ha aperto le filiali di Reggio Emilia e Genova Centro.

provincia	*CRF*	*CRP*	*CRC*	*CRO*	*CRS*	*Gruppo*
Firenze	133	4				137
Arezzo	35					35
Siena	19					19
Grosseto	16					16
Lucca	13	8				21
Prato	11	4				15
Pistoia	2	51				53
Massa Carrara	10				8	18
Pisa	13					13
Livorno	10					10
La Spezia					53	53
Perugia	17			2		19
Terni				22		22
Roma	10		26	6		42
Viterbo			4	9		13
Bologna	5	10				15
Modena	20					20
Parma					2	2
Reggio Emilia	1				2	3
Mantova	7					7
Verona	1					1
Genova					2	2
TOTALE	**323**	**77**	**30**	**39**	**67**	**536**

In aggiunta alle filiali sul territorio italiano, si segnala che il Gruppo, grazie all'acquisizione di Banca C.R. Firenze Romania S.A., è presente sul territorio rumeno con 11 filiali.

Selezione

Le attività di selezione sono condotte ormai stabilmente a livello di Gruppo e da inizio anno anche per Banca C.R. Firenze Romania per la quale, oltre a vari colloqui di selezione, è stato eseguito un assessment su tutto il personale della Direzione Generale.
Nei primi nove mesi dell'anno 2006 sono pervenuti al Gruppo 10.840 curricula: 1.470 candidati hanno partecipato a test psico-attitudinali per la selezione a ruoli di ingresso e sono stati effettuati 534 colloqui per tempo determinato, 122 sono stati i colloqui per l'assunzione di specialisti e 26 candidati appartenenti alle categorie protette sono stati sottoposti ad assessment per l'assunzione a ruolo. Hanno inoltre preso avvio 29 periodi di stage, con una durata concordata fra 2 e 6 mesi.

Sviluppo e gestione delle risorse umane

E' stata avviata una terza edizione di PERSEO, programma di sviluppo volto a far acquisire conoscenze e competenze tipicamente manageriali a persone che non abbiano finora ricoperto funzioni di responsabilità organizzativa, allargata a tutte le Banche del Gruppo: nel mese di settembre 2006 sono state selezionati i 16 partecipanti.
Presso la Capogruppo, nel mese di febbraio 2006 si sono concluse le prime due edizioni di PERSEO; sono stati inoltre definiti i Percorsi di Sviluppo relativi ai Canali di Vendita (Retail, Imprese e Private) e ad alcune Strutture Centrali e sono stati definiti e presentati i Sistemi Incentivanti 2006 per i Canali di Vendita e per le strutture di Direzione Generale, nonchè il Sistema Fidelizzante per la Rete Promotori. Presso CR Spezia è stato avviato un assessment, che interessa circa 500 risorse e prevede un censimento delle competenze e delle conoscenze tecniche.

Formazione

Nella Capogruppo le principali aree di intervento hanno riguardato lo sviluppo di competenze manageriali (in coerenza con il profilo atteso della famiglia professionale di appartenenza) e l'area credito e finanza (a gennaio è iniziata una nuova edizione del master per i Gestori Imprese, con la partecipazione di 21 risorse; sono proseguite le attività formative inerenti il presidio dei rischi, con l'erogazione del nuovo modulo " Gestire il rischio di credito" e "Pianoforte 2"; è stata avviata l'attività formativa a supporto della IX^ iniziativa Patti Chiari, "Informativa allo sportello nelle operazioni d'acquisto degli strumenti finanziari" e sui tempi medi di risposta del credito. Nel periodo sono state erogate le consuete sessioni sul D. Lgs. 231/01 per posizioni apicali e per aggiornamento sull'evoluzione del quadro normativo (Market abuse e Legge sul risparmio), in materia di normativa sull'Antiriciclaggio, sugli affidamenti e sulla normativa fiscale.
Nel comparto family ha preso avvio un nuovo modulo formativo, denominato "Portafoglio family: raggiungere gli obiettivi", che ha registrato la partecipazione di 89 gestori. Per il personale della Rete distributiva è iniziato a giugno 2006 il censimento delle conoscenze tecniche on line. Infine, 177 neo-assunti hanno partecipato ai corsi di "Inserimento nella rete distributiva". Nel mese di settembre 2006 è stata rinnovata ed estesa per il triennio la certificazione di qualità ISO:9001 del sistema di progettazione ed erogazione degli interventi formativi del Gruppo.
L'attività formativa complessivamente erogata per la Capogruppo in orario di lavoro si è attestata a 16.120 giornate/uomo, con il coinvolgimento del 91,9 % del personale ed una fruizione media di 4,5 gg di formazione a partecipante. A livello di intero Gruppo bancario sono state erogate 23.315 giornate di formazione in orario.

Comunicazione interna

E' stato realizzato il Piano di Comunicazione Integrata di Gruppo (PIIC) per l'anno 2006, pianificando tutte le attività ed i progetti più significativi che verranno svolti dalle diverse Funzioni aziendali. Inoltre, presso la Capogruppo ha preso avvio la rilevazione della motivazione del personale e del clima interno negli ambienti di lavoro. E' stata estesa la Intranet di Gruppo a CR Spezia, con la creazione di una home page personalizzata.

Rapporti di lavoro

E' stata conclusa la procedura sindacale di legge e di contratto con le OO.SS. di CR Mirandola e della Capogruppo in ordine alla fusione per incorporazione della stessa banca e si sono incontrate le rappresentanze del personale delle società di concessione e riscossione tributi in merito alle ricadute sul rapporto di lavoro conseguenti alle variazioni legislative nel settore della riscossione tributi ed agli impatti che queste potrebbero avere sugli assetti proprietari delle stesse; si sono inoltre tenuti incontri relativi alla modifica dell'orario di sportello di alcune filiali della Capogruppo. E' stato attivato il Coordinamento per controllo delle attività prescrittive ex D.Lgs. 196/03 per le Banche del Gruppo ed è stato infine delineato il quadro contrattuale e normativo di riferimento per il piano di distacchi all'estero di personale destinato a Banca C.R. Firenze Romania.

L'attività di comunicazione

Nei primi nove mesi del 2006 le iniziative di comunicazione del Gruppo, oltre all'attività ordinaria, si sono concentrate su alcuni progetti specifici.
In ambito istituzionale è stata lanciata dalla Capogruppo una nuova campagna pubblicitaria che, fissando immagine-guida e messaggio a contenuti di serenità e sicurezza, sottolinea l'impegno nell'accompagnare la clientela nella realizzazione dei propri progetti; la campagna è tuttora in corso sui principali media di riferimento.
Sempre in ambito istituzionale, sono stati promossi alcuni eventi che hanno visto il Gruppo Banca CR Firenze nel ruolo di sponsor e promotore: la mostra dedicata a Leon Battista Alberti, per la quale la comunicazione si è concentrata sulle finalità della sponsorizzazione e sulle agevolazioni esclusive riservate alla clientela del Gruppo (tra cui alcune serate ad invito riservate in esclusiva); un ciclo di incontri, promossi dalla Capogruppo e organizzati da Progetto Città, che hanno visto la presenza di Vincenzo Novari e Giuseppe De Rita, rispettivamente Amministratore Delegato di 3Italia e Segretario Generale del CENSIS; la quinta edizione del Premio Città di Firenze, svoltasi al Teatro della Pergola; la mostra d'arte del legno andino "Artesanos Campesinos", allestita presso la Sala delle Colonne della Sede della Capogruppo; il convegno del Sole 24 Ore "IAS/IFRS in Italia" ed il Forum sull'Ambiente organizzato da Greenaccord, appuntamenti di eco nazionale ospitati a Palazzo Incontri a Firenze.
Tra gli eventi istituzionali rivolti alla clientela del Gruppo, due concerti di musica classica eseguiti nel mese di luglio ad Assisi, nella Basilica Superiore, ed al Museo del Bargello a Firenze, entrambi promossi dalla Capogruppo.
Rinnovata la presenza istituzionale in alcuni appuntamenti contrassegnati da una numerosa partecipazione di pubblico, come il Torneo Internazionale di Tennis, il Torneo di golf al Circolo dell'Ugolino, il Premio Perseo ed il Trofeo Banca CR Firenze al Centro Ippico Toscano.
Ad aprile 2006 l'attività di comunicazione verso i media si è concentrata sull'appuntamento annuale più rilevante a livello istituzionale, l'Assemblea degli Azionisti della Capogruppo; a seguito dell'acquisto di Banca C.R. Firenze Romania sono state inoltre predisposte iniziative per la promozione del nuovo marchio ed è stata organizzata a Bucarest una presentazione della nuova banca alla stampa rumena, con ampia partecipazione di giornalisti e copertura media.

L'integrazione della Cassa di Risparmio di Mirandola nella Capogruppo ha comportato la realizzazione ed il coordinamento di attività di comunicazione verso la clientela, i media ed i principali portatori di interesse dell'area territoriale di Mirandola.
In ambito commerciale è proseguita la campagna "Ti presento un amico", fornendo alle Filiali il necessario supporto di strumenti di comunicazione e realizzando una campagna di stampa su alcuni media (giornali locali e radio). Ad agosto 2006 è stata lanciata anche la campagna per "Scontocorrente", con la realizzazione di manifesti e volantini presenti in tutte le filiali del Gruppo.
Avviato anche il progetto "Comunicazione multimediale nelle filiali", con la realizzazione di spot da trasmettere nei totem presenti nelle filiali del Gruppo, a cui è seguita la realizzazione di espositori - a favore della clientela della filiale - per i fogli informativi dei prodotti del Gruppo.
E' stata avviata l'indagine sulla percezione ed il gradimento del progetto "Patti Chiari" verso tutte le banche del Gruppo, assieme ad una verifica degli strumenti di comunicazione presenti in filiale.
In abbinamento all'estratto conto trimestrale, tutta la clientela ha ricevuto la Newsletter con le informazioni relative alle nuove iniziative commerciali per la clientela privati e per la clientela imprese. In particolare, per l'estratto conto al 30 giugno 2006 è stato condiviso a livello di Gruppo il nuovo documento riepilogativo, improntato a maggior trasparenza e ricchezza di informazioni.
Sul piano dell'attività editoriale sono uscite le riviste Toscana Qui, realizzata grazie al contributo di Banca CR Firenze, e "Tam-tam", rivista dedicata alla clientela del Gruppo con la finalità di aggiornare i lettori sui vantaggi dei conti della linea Giotto.

Relazione sulla gestione

6. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/ IFRS e secondo quanto previsto dalla Circolare Banca d'Italia n. 262 del 22 dicembre 2005 è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna.

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione degli elementi reddituali e patrimoniali si è proceduto innanzitutto all'individuazione dei seguenti settori di attività:

- *Retail*, che include i seguenti sottosettori:
  - retail;
  - promotori finanziari;
  - altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito);
- *Imprese e Private;*
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della Tesoreria a livello di Gruppo);
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio);
- *Corporate center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto fra le quali Findomestic Banca S.p.A.).

I criteri di calcolo della redditività per settore di attività

I costi e i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti, inoltre i costi indiretti relativi ai servizi resi dal Corporate Center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate Center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) o al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà).

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo).

Conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return On Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di Gruppo del settore ed il capitale da esso assorbito, calcolato come sopra descritto.

I dati di settore (*)

	RETAIL	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	CORPORATE CENTER	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)						
settembre 2006	514,4	119,5	20,8	40,6	142,2	831,4
settembre 2005	469,5	111,0	17,8	36,0	57,0	691,3
Variazione settembre 2006 / settembre 2005	9,6%	7,6%	17,1%	12,7%	149,4%	20,3%
UTILE DELL'OPERATIVITA' CORRENTE (€/mil)						
settembre 2006	147,2	46,0	10,6	29,8	113,8	346,0
settembre 2005	97,6	38,0	10,0	26,0	33,5	205,1
Variazione settembre 2006 / settembre 2005	50,8%	21,0%	6,1%	14,6%	239,8%	68,7%
UTILE NETTO (inclusa la quota di pertinenza di terzi) (€/mil)						
settembre 2006	100,5	36,5	8,0	22,9	91,6	258,2
settembre 2005	45,5	27,5	7,2	20,0	36,0	134,8
Variazione settembre 2006 / settembre 2005	121,0%	32,8%	10,9%	14,4%	154,5%	91,5%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)						
settembre 2006	9.583,1	4.388,1	3.865,1	2.713,5	845,4	21.395,1
dicembre 2005	9.242,8	4.065,3	3.615,3	2.598,4	975,1	20.496,9
Variazione settembre 2006/ dicembre 2005	3,7%	7,9%	6,9%	4,4%	-13,3%	4,4%
TOTALE PASSIVITA' ONEROSE (€/mil)						
settembre 2006	12.220,5	2.652,6	1.771,8	28,1	643,0	17.316,1
dicembre 2005	11.834,7	2.370,3	1.695,6	28,0	863,5	16.792,1
Variazione settembre 2006/ dicembre 2005	3,3%	11,9%	4,5%	0,6%	-25,5%	3,1%
CAPITALE ALLOCATO MEDIO (€/mil)						
settembre 2006	567,8	270,9	102,0	72,4	690,5	1.703,5
dicembre 2005	467,8	245,8	108,8	82,5	509,9	1.414,8
Variazione settembre 2006/ dicembre 2005	21,4%	10,2%	-6,3%	-12,3%	35,4%	20,4%
REDDITIVITA' ANNUALIZZATA (%)						
settembre 2006	23,6%	18,0%	10,4%	42,2%	17,7%	20,4%
dicembre 2005	18,6%	13,7%	13,6%	36,0%	1,7%	12,3%
Variazione settembre 2006/ dicembre 2005	5,0%	4,2%	-3,1%	6,1%	16,0%	8,1%
PERSONALE						
settembre 2006	4.125	451	25	40	1.127	5.769
dicembre 2005 (**)	4.097	442	23	38	1.089	5.689
Variazione settembre 2006/ dicembre 2005	0,7%	2,0%	7,2%	5,3%	3,5%	1,4%

(*) Si segnala che i dati al 30 settembre 2005 sono stati ricostruiti facendo uso, laddove ritenuto necessario, di stime ragionevoli.

(**) I dati del personale riferiti al 31 dicembre 2005 sono stati "proformati" al fine di tenere conto dell'inclusione nel perimetro di consolidamento della controllata Banca C.R. Firenze Romania S.A., acquistata nel 2006, ed escludendo i dipendenti delle società operanti nel settore di riscossione tributi, in corso di dismissione al 30 settembre 2006.

I risultati conseguiti nei primi nove mesi del 2006 mostrano un miglioramento della redditività annualizzata dei settori commerciali; il "Corporate Center" rileva un forte incremento della redditività in conseguenza delle operazioni di natura non ricorrente.

Relazione sulla gestione

7. Altre informazioni

Il rating

Nel corso dei primi nove mesi dell'anno 2006 i ratings assegnati da Moody's e da Fitch non hanno subito variazioni e sono i seguenti:

- Moody's Investor Service: A2/P-1
- Fitch Ratings: A-/F2

Il primo è sul "debito a lungo termine", il secondo sul "debito a breve termine".

L'andamento del titolo nel terzo trimestre

Il titolo Banca CR Firenze al 30 settembre 2006 quotava ad euro 2,406, con crescita pari all'11,5% rispetto ai valori di fine 2005; nel solo terzo trimestre tale apprezzamento è stato pari al 9,8%. La performance complessiva si è realizzata in un contesto positivo, con l'indice MIDEX che è cresciuto del 21,4% e l'indice di settore del 17,7%. Solo l'indice S&P MIB ha mostrato un andamento più contenuto chiudendo a +7,8%. Nei primi nove mesi del corrente anno la quotazione minima è stata di euro 2,069 e quella massima di euro 2,797; in tale periodo sono state scambiate mediamente oltre un milione e quattrocentomila azioni al giorno.


130
125
120
115
110
105
100
95
90
GEN. 2006
FEB.
MAR.
APR.
MAG.
GIU.
LUG.
AGO.
SET. 2006
MIDEX
MIB Banche
BANCA CR FIRENZE
S&P MIB

La composizione dell'azionariato

Nel corso dei primi nove mesi dell'anno sono intervenute rilevanti modifiche nell'entità e nella composizione del capitale sociale, principalmente riconducibili alle deliberazioni dell'assemblea straordinaria del 27 aprile 2006 nonché all'avanzamento del piano di stock option in essere a favore dei dirigenti della Capogruppo e delle società del Gruppo. Con riferimento alle stock options si segnala che nei primi mesi dell'anno è stato completato l'esercizio della prima tranche del suddetto piano, con la sottoscrizione da parte dei beneficiari delle residue 241.181 azioni; la seconda tranche, che riguarda complessivamente 6.800.000 azioni, ha preso avvio il 1° agosto e fino alla data del 30 settembre i beneficiari hanno complessivamente sottoscritto 3.156.351 azioni.
Il capitale sociale al 30 settembre 2006 si è attestato ad euro 826.805.360,40.
L'assemblea straordinaria del 27 aprile 2006 ha deliberato le seguenti 3 operazioni di variazione del capitale sociale:

1. un aumento a titolo gratuito, mediante passaggio a capitale di riserve disponibili, completato il 31 maggio con l'aumento del valore nominale delle azioni da euro 0,57 ad euro 0,60 e con l'assegnazione agli azionisti di 2 nuove azioni ogni 15 possedute;
2. un aumento a pagamento con attribuzione del diritto d'opzione alla generalità degli azionisti, per un importo complessivo, compreso sovraprezzo, di euro 150 milioni. In conformità alle deliberazioni assembleari, nella riunione del C.d.A. dell'8 giugno 2006 sono stati fissati i termini dell'operazione e, in particolare, il prezzo di sottoscrizione delle azioni di nuova emissione nella misura di euro 1,75 per azione e, conseguentemente, il rapporto di sottoscrizione, nella misura di una nuova azione ogni 15. L'aumento di capitale ha incontrato il favore del mercato tanto che, su un totale di 1.288.924.290 diritti attribuiti, 1.285.455.960 sono stati esercitati il 29 giugno, a seguito della conclusione della trattazione dei diritti sul Mercato Telematico Azionario, mentre i residui 3.468.330 diritti inoptati, offerti in asta ai sensi del 3° comma, 2° periodo, dell'art. 2441 c.c., sono stati interamente esercitati il 13 luglio. A seguito dell'operazione sono state pertanto emesse complessivamente 85.928.286 azioni;
3. l'accorpamento delle azioni, con l'attribuzione di 6 azioni del valore nominale di euro 1 al posto di 10 azioni dell'attuale valore nominale di euro 0,60, da realizzare entro il 27 luglio 2007.

L'assemblea ha deliberato anche l'adeguamento dei termini della seconda tranche del piano di stock option in relazione alle operazioni sopra descritte, al fine di mantenere inalterati i diritti attribuiti ai beneficiari di tale piano.
Le interessenze dei principali soci, in base alle informazioni disponibili, sono di seguito rappresentate.

Socio	n° azioni	quota
Ente CR Firenze	579.089.943	42,024%
Sanpaolo IMI S.p.A.	256.497.774	18,614%
BNP Paribas S.A.	90.023.800	6,533%
Fondazione CR Spezia	53.996.960	3,918%
Fondazione CR Pistoia e Pescia	50.834.627	3,689%
Gruppo Banca CARIGE	34.566.245	2,508%
SO.FI.BA.R. (CR Ravenna) S.p.A.	15.025.000	1,090%
Altri (Mercato)	297.974.585	21,624%
Totale	1.378.008.934	100,000%

Di significativo rilievo è inoltre la partecipazione detenuta, anche attraverso controllate, da Fidelity International Limited, società di gestione di fondi d'investimento del gruppo Fidelity Investment, la cui quota, sulla base delle comunicazioni fatte pervenire ai sensi dell'art. 120 del Testo Unico dell'Intermediazione Finanziaria, deve ritenersi attualmente compresa fra il 2% ed il 5%.

Governance della società

Il 12 aprile 2006 l'Ente Cassa di Risparmio di Firenze, la Fondazione Cassa di Risparmio della Spezia e la Fondazione Cassa di Risparmio di Pistoia e Pescia hanno stipulato un patto parasociale triennale riguardante i rapporti fra gli stessi soci in ordine alle rispettive partecipazioni in Banca CR Firenze S.p.A. Sui contenuti dell'accordo si rinvia all'estratto pubblicato, ai sensi dell'art. 122 del TUIF, su Il Sole 24 Ore del 22 aprile 2006 e sul sito internet della Consob, nella sezione dedicata a Banca CR Firenze S.p.A.
Gli stessi soci, in data 14 aprile 2006, unitamente alla SO.FI.BA.R. Società Finanziaria di Banche Romagnole S.p.A., hanno raggiunto un ulteriore accordo avente ad oggetto l'esercizio del diritto di voto limitatamente alla successiva assemblea degli azionisti di Banca CR Firenze S.p.A., fra cui la comune presentazione di una lista di candidati alla carica di amministratore.
Il 27 aprile 2006 si è tenuta l'assemblea degli azionisti, sia in sede ordinaria, sia in sede straordinaria.
In sede ordinaria è stata approvato innanzitutto il bilancio dell'esercizio 2005 e la distribuzione di un dividendo di euro 0,052 per azione, provvedendo inoltre al rinnovo del Consiglio d'Amministrazione tramite votazione per liste di candidati. La lista presentata dai soci aderenti all'accordo parasociale cui sopra si faceva riferimento ha ottenuto il maggior numero di voti, seguita da quella presentata da Sanpaolo IMI S.p.A e da quella presentata da BNP Paribas S.A. Il nuovo Consiglio di Amministrazione così nominato era pertanto composto da Aureliano Benedetti (Presidente), Piero Antinori (Vice Presidente), Pier Giovanni Marzili, Giuseppe Morbidelli, Riccardo Varaldo, Matteo Melley, Alessio Colomeiciuc, Antonio Patuelli, Sergio Ceccuzzi, Pio Bussolotto, Massimo Mattera, Francesco Taranto, Jean Clamon e Giuseppe Spadafora.
Sono stati inoltre oggetto di rinnovo l'autorizzazione all'acquisto e vendita di azioni proprie e l'incarico di revisione contabile alla società PricewaterhouseCoopers S.p.A.
In sede straordinaria sono state approvate le proposte del C.d.A. di modifica dell'entità e della composizione del capitale sociale descritte in precedenza.
Il 3 settembre 2006 è scomparso il Prof. Pier Giovanni Marzili, che per molti anni ha fornito alla Capogruppo ed al Gruppo il suo prezioso contributo di studioso di strategie aziendali e di professionista. In sua sostituzione il Consiglio d'Amministrazione, nella riunione tenutasi il 2 ottobre u.s., ha deliberato, con l'approvazione del Collegio Sindacale, la

cooptazione del Dott. Federico Vecchioni a componente del C.d.A. della Banca. Il nuovo Consigliere è nato a Padova nel 1967, è titolare di un'importante impresa agricola a Massa Marittima (GR) e presiede anche la Confagricoltura nazionale e la Camera di Commercio di Grosseto. In considerazione dei rapporti di finanziamento intrattenuti con la società è stato, prudenzialmente, considerato dal C.d.A. come componente non indipendente ai sensi del Codice di Autodisciplina delle società quotate.

Fatti di rilievo verificatisi dopo la chiusura del trimestre

Non risultano fatti di rilievo da segnalare dopo la chiusura del terzo trimestre dell'anno 2006.

L'evoluzione prevedibile della gestione nel quarto trimestre dell'anno

I risultati del terzo trimestre 2006 confermano il positivo andamento dei primi sei mesi del corrente anno e sono in linea rispetto alle attese ed al budget di previsione. Prosegue l'impegno del Gruppo sulla strada dell'efficientamento e della razionalizzazione delle risorse, al fine di sviluppare sinergie nell'area commerciale e negli assetti organizzativi con positivi risultati, fra l'altro, nel rapporto fra costi e ricavi.

Per quanto riguarda i risultati di fine periodo si prevede che il Gruppo, trainato dalla Capogruppo e dalle partecipazioni di quest'ultima, che continuano ad ottenere positivi risultati sia sotto l'aspetto commerciale che reddituale proprio delle partecipazioni stesse, beneficerà degli effetti di tali sinergie con risultati complessivi sostanzialmente in linea con il trend in atto, al netto di componenti non ripetibili.